40-33

SUTHERLAND

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
WASHINGTON DC

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sutherland.com

May 21, 2010

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Ares Capital Corporation--File No. 814-00663

Ladies and Gentlemen:

On behalf of Ares Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, are the following documents:

i. class action complaint filed in the U.S. District Court for the District of Columbia in connection with the case captioned James Ryan, et al v. Walton et al, 1:10-cv-00145-RMC;

ii. consolidated amended class action complaint filed in the Circuit Court for Montgomery County, Maryland in connection with the case captioned In re Allied Capital Corporation Shareholder Litigation, Case No. 322639-V;

iii. verified consolidated amended class action and shareholder derivative complaint filed in the Superior Court of the District of Columbia in connection with the case captioned Elliot Sandler, et al v. Walton, et al, No. 2009 CA 008541 B;

iv. order regarding consolidation and appointment of co-lead counsel issued by the Circuit Court for Montgomery County, Maryland in connection with the cases captioned Lon Engel, et al v. Allied Capital Corporation, et al, Case No. 324584V, James M. Harris, et al v. William Walton, et al, Case No. 322639V, and David T. Allen et al v. John M. Scheurer, et al, Case No. 324596V;

v. omnibus order regarding consolidation and the appointment of lead and liaison counsel issued by the Superior Court of the District of Columbia in connection with the cases captioned Elliot Sandler, et al. v. Walton, et al, No. 2009 CA 008541 B and Montie L. Wienecki, et al v. Allied Capital Corporation, et al, No. 2009 CA 008541 B;

vi. stipulation of settlement filed in the Circuit Court of Maryland for Montgomery County in connection with the case captioned In re Allied Capital Corporation Shareholder Litigation, Civil Action No. 322639-V;

vii. preliminary approval of class action settlement and revised scheduling order issued by the Circuit Court of Maryland for Montgomery County, Civil Action No. 322639-V;

viii. order regarding the preliminary approval of class action settlement and revised scheduling order issued by the Circuit Court of Maryland for Montgomery County, Civil Action No. 322639-V;

ix. order issued by the Superior Court of the District of Columbia staying the consolidated cases in Elliot Sandler, et al v. Walton, et al, Consolidated Case Nos. 2009 CA 008123 B and 2009 CA 008541 B;

x. order issued by the U.S. District Court for the District of Columbia approving the joint stipulation to stay in the case captioned Ryan, et al v. Walton et al, 1:10-cv-00145-RMC;

xi. court notice regarding case stayed in the U.S. District Court for the District of Columbia in the case captioned Ryan, et al v. Walton et al, 1:10-cv-00145-RMC;

xii. stipulation and order filed in the U.S. District Court for the District of Columbia in the case captioned Ryan, et al v. Walton et al, 1:10-cv-00145-RMC; and

xiii. confidential settlement communication from Rigrodsky & Long, P.A., counsel for Montie L. Wienecke, regarding the case captioned Wienecke v. Allied Capital Corporation, et al, Case No. 2009 CA 008541 filed in the Superior Court of the District of Columbia.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosures

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND

IN RE ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	§ § § §	Case No.: 322639-V

CONSOLIDATED AMENDED CLASS ACTION
COMPLAINT AND JURY DEMAND

Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act, Lawrence Bezirdjian, Marilyn Martin, Stephen Mervan and Larry Sutton (collectively "Plaintiffs") by their attorneys, the court appointed Interim Co-Lead Counsel, on behalf of themselves and others similarly situated, file this Consolidated Amended Class Action Complaint ("Complaint) against the Defendants, and allege upon information and belief, except for those allegations that pertain to them, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiffs bring this shareholder class action on behalf of themselves and all other public shareholders of Allied Capital Corporation ("Class"), against Allied Capital Corporation ("Allied Capital" or "Company"), its Board of Directors (the "Board" or the "Individual Defendants); Ares Capital Corporation ("Ares Capital") and ARCC Odyssey Corporation ("ARCC") (Allied Capital, Ares Capital and ARCC are herein collectively referred to as the "Corporate Defendants"), arising out of a transaction in which Ares Capital will acquire each share of Allied Capital's common stock for .325 shares of Ares Capital, which represented approximately $3.47 per share as of the announcement of the deal (the "Proposed Acquisition"). In approving the Proposed Acquisition, the Individual Defendants (hereinafter defined) have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, *inter alia*, (i) agreeing to sell to Ares Capital without first taking steps to ensure that Plaintiff and Class

members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; (ii) engineering the Proposed Acquisition to benefit themselves and/or Ares Capital without regard for Allied Capital's public shareholders; and resisting a superior proposal to acquire Allied Capital by Prospect Capital Corporation ("Prospect Capital"). Moreover, as alleged further herein, Allied Capital , Ares Capital and ARCC aided and abetted the Individual Defendants' breaches of fiduciary duty. Accordingly, this action seeks to enjoin the Proposed Acquisition and compel the Individual Defendants to properly exercise their fiduciary duties to Allied Capital's shareholders.

PARTIES

2. Plaintiff Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act ("Engel") has been a shareholder of Allied Capital at all times relevant hereto, and continues to be a shareholder of Allied Capital.

3. Plaintiff Lawrence Bezirdjian ("Bezirdjian") has been a shareholder of Allied Capital at all times relevant hereto, and continues to be a shareholder of Allied Capital.

4. Plaintiff Marilyn Martin ("Martin") has been a shareholder of Allied Capital at all times relevant hereto, and continues to be a shareholder of Allied Capital.

5. Plaintiff Stephen Mervan ("Mervan") has been a shareholder of Allied Capital at all times relevant hereto, and continues to be a shareholder of Allied Capital.

6. Plaintiff Larry Sutton ("Sutton") has been a shareholder of Allied Capital at all times relevant hereto, and continues to be a shareholder of Allied Capital.

7. Defendant William L. Walton ("Walton") is the Chairman of the Board and an executive officer of Allied Capital. From 1997 until March 2009, he served as Allied Capital's Chairman, President, and Chief Executive Officer. Walton has been a director of Allied Capital since 1986.

8. Defendant John M. Scheurer ("Scheurer") is Chief Executive Officer ("CEO") and President of Allied Capital and has been employed by Allied Capital since 1991. Scheurer has served as a director of Allied Capital since 2009.

9. Defendant Joan M. Sweeney ("Sweeney") is Managing Director and Senior Advisor to the CEO and has been employed by the Company since 1993. Sweeney has served as a director of Allied Capital since 2004.

10. Defendant Ann Torre Bates ("Bates") has been a strategic and financial consultant since 1997. She currently serves on the boards of Franklin Mutual Series, Franklin Mutual Recovery, and SLM Corporation (Sallie Mae). Bates has served as a director of Allied Capital since 2003.

11. Defendant Brooks H. Browne ("Browne") has been a private investor since 2002. Browne has served as a director of the Company or one of its predecessors since 1990.

12. Defendant John D. Firestone ("Firestone") has been a Partner of Secor Group, a venture capital firm since 1978. Firestone has served as a director of the Company or one of its predecessors since 1993.

13. Defendant Anthony T. Garcia ("Garcia") has been a private investor from March 2007 and a faculty member at a private school since March 2008. Garcia has served as a director of the Company or one of its predecessors since 1991.

14. Defendant Lawrence I. Hebert ("Hebert") currently serves as Chairman of the Board for Dominion Advisory Group, LLC, a provider of risk management services for financial institutions. Hebert has served as a director of Allied Capital or one of its predecessors since 1989.

15. Defendant Robert E. Long ("Long") has been the Chief Executive Officer and a director of GLB Group, Inc., an investment management firm, since 1997 and President of Ariba GLB Asset Management, Inc., the parent company of GLB Group, Inc., since 2005. Mr. Long is a director of AmBase Corporation, CSC Scientific, Inc., and Advanced Solutions International, Inc. Long has served as a director of the Company or one of its predecessors since 1972.

16. Defendant Edward J. Mathias ("Mathias") is a Managing Director and Partner of The Carlyle Group, a global private equity firm headquartered in Washington, D.C. Mathias has served as a director of Allied Capital or one of its predecessors since 2008.

17. Defendant Alex J. Pollock ("Pollock") has been a Resident Fellow at the American Enterprise Institute since 2004. Pollock has served as a director of Allied Capital since 2003.

18. Defendant Marc F. Racicot ("Racicot") is an attorney and served as President and Chief Executive Officer of the American Insurance Association from August 2005 until February 2009. Racicot has served as a director of Allied Capital since 2005.

19. Defendant Laura W. van Roijen ("van Roijen") has been a private investor since 1992. Ms. van Roijen was a Vice President at Citicorp from 1982 to 1992. van Roijen has served as a director of Allied Capital or one of its predecessors since 1992.

20. Defendants named in paragraphs 7 through 19 are referred to herein as "Individual Defendants," "Board" or "Director Defendants."

21. By reason of their positions as officers and/or directors of the Company, the Individual Defendants, having decided that Allied Capital is for sale, owe fiduciary duties to Plaintiffs and the other public shareholders of Allied Capital, including a duty to maximize the value Plaintiffs and the other public shareholders receive for their shares, a duty of disclosure

requiring them to disclose to Plaintiffs and the members of the Class all material information necessary to allow Plaintiffs and the members of the Class to make an informed decision whether or not to cast their votes in favor of the Proposed Acquisition as well as duties of good faith, loyalty and due care, as set forth in further detail herein.

22. Defendant Allied Capital Corporation is a Maryland Corporation with its principal office in Baltimore City, Maryland at 351 West Camden Street, Baltimore, Maryland 21201. Allied Capital, a business development company (or BDC) is a private equity firm specializing in investments in small and middle market companies. The Company generally invests in mature, buyouts, acquisitions, recapitalizations, note purchases, mezzanine, growth capital and middle market equity, and debt investments. It provides debt financing in the form of first lien senior loans; junior debt including second lien loans, subordinated debt, and mezzanine debt; and unitranche loans. The Company prefers to invest in business services, financial services, consumer products, healthcare services, energy services, industrial products, retail, and consumer services sectors. It seeks to invest in private companies based in the United States. The Company seeks to invest between $10 million and $150 million in debt transactions. It provides equity capital, typically in conjunction with a debt investment for management buyouts of companies with enterprise value between $50 million and $500 million. The Company seeks control and non-control equity stakes in the portfolio companies. Allied Capital was founded in 1958 and is headquartered in Washington, District of Colombia at 1919 Pennsylvania, NW Washington, DC 20006with additional offices in New York, New York and Chicago, Illinois.

23. Defendant Ares Capital Corporation is a Maryland Corporation with its principal office in Baltimore City, Maryland at 351 West Camden Street, Baltimore, Maryland 21201 and with its headquarters at 280 Park Avenue, 22nd Floor, New York, New York 10017. Ares

Capital is a specialty finance company that provides integrated debt and equity financing solutions to U.S. middle market companies. It invests primarily in first and second lien loans and mezzanine debt, which in some cases includes an equity component such as warrants.

24. Defendant ARCC Odyssey Corporation is a Maryland corporation and wholly owned direct consolidated Subsidiary of Ares Capital with principal offices in Baltimore City, Maryland at 351 West Camden Street, Baltimore, Maryland 21201.

SUBSTANTIVE ALLEGATIONS

25. On July 26, 2009, Allied Capital and Ares Capital jointly issued a press release and filed it with the United States Securities and Exchange Commission ("SEC") wherein it disclosed the entry by Allied Capital and Ares Capital into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction (the "Merger Agreement"). The joint press release provides, in relevant part, as follows:

> Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current roles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.
>
> Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals,

certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

"We believe this transaction presents an extraordinary opportunity for value creation for both Ares Capital and Allied Capital stockholders," commented Michael Arougheti, President of Ares Capital. "This transformative transaction creates a middle-market capital provider with leading market coverage, access to capital, scale and diversification. We believe that our portfolio composition and prudent balance sheet management throughout the current cycle have positioned us to deliver value for our stockholders and to be an industry consolidator."

"We are excited to have entered into this mutually beneficial combination with Ares Capital," commented John Scheurer, Chief Executive Officer of Allied Capital. "Our stockholders should benefit through resumed receipt of dividends and ownership in a company with a stronger balance sheet and proven access to the capital markets. Through this transaction we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities."

Ares Capital expects to reposition Allied Capital's portfolio into higher yielding assets and to seek to lower its financing costs. Ares Capital believes that it will be in a position to provide additional capital for portfolio company growth in order to optimize portfolio returns while mitigating the need for asset divestitures. Ares Capital expects the transaction to be accretive to both its net asset value and its core earnings per share in the first year. At closing, Ares Capital expects the combined company's debt to equity ratio to be in a range of 0.65x to 0.75x.

The combined company had a pro forma investment portfolio at fair value of $4.5 billion as of June 30th, 2009. Ares Capital believes that a balance sheet of this size will allow the combined company to commit greater amounts of capital in a single transaction, which should drive higher fee income and greater control over portfolio composition. This transaction also meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community.

The acquisition would also significantly strengthen Ares Capital's middle-market asset management platform, Ivy Hill Asset Management, L.P. The acquisition will result in a platform with approximately $5.6 billion in committed capital under management and investments in a significant number of portfolio companies. Ares Capital believes that the size and breadth of Ivy Hill's platform provides a robust source for new balance sheet investment opportunities and unique market insight.

In a separate transaction, Ares Capital has reached an agreement to acquire Allied Capital's interests in its Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) for $165 million in cash. With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in "unitranche" securities of middle-market companies. The SL Fund currently holds unitranche loans totaling approximately $900 million. The SL Fund acquisition is expected to close by the end of October and is subject to completion of final documentation and satisfaction of other customary closing conditions. Upon closing, Ares Capital and its SL Fund partner expect to utilize the SL Fund to make new commitments to future unitranche transactions.

26. Based upon the closing price of Ares Capital shares on the day of the announcement of the deal, Allied Capital shareholders would receive only $3.89 for each of their shares. In fact, Allied Capital was trading at $4.80 in January 2009 and at $4.05 as recently as July 30, 2009. Even with the current run-up of the stock market, as of January 27, 2010, Allied shareholders would still only receive $ $4.15 a share in the deal. Also, significantly, year to date review establishes that Ares Capital traded as low as $3.21 in March 2009, languished at approximately the $6.00 mark for the first half of 2009 and did not crack the $10.00 barrier until the second week of September 2009. Thus, the nominal premium offered to Allied shareholders is further troubling in light of Ares Capital's weak 2009, buttressed only by a convenient spike to its share price.

27. As analyst David Rothchild of Raymond James observed at the investor conference on November 5, 2009, without objections from Allied Capital or Ares Capital, the "$3.47" price is 48% under Allied Capital's NAV. Rothchild remarked "that's the only thing I see wrong with the whole deal is that it seems like the Board sold a little bit short on the price . . . it just seemed a little bit short for what the NAV was."

28. Indeed, such sentiments are echoed in the fact that Prospect Capital has made a superior offer that is demonstrably higher than the consideration offered by Ares. Significantly, on January 14, 2010, Prospect Capital made an unsolicited offer to Allied Capital's Board to purchase Allied Capital in an all stock transaction whereby Allied Capital shareholders would

receive .385 shares of Prospect Capital for every share of Allied Capital. Prospect Capital stated that based on an after-market trading price of $12.93 per share of Prospect Capital common stock on January 19, 2010, its offer was an approximately 10% premium to the terms of the Proposed Acquisition.

29. On January 19, 2010, Allied Capital rejected Prospect Capital's January 14, 2010 offer ("Initial Prospect Offer") out of hand, claiming that the offer implied a small premium yet came with significant risks, which Allied Capital failed to address in any detail. As such, Allied Capital claimed the ("Initial Prospect Offer") did not constitute a "Superior Proposal" as defined in the Merger Agreement and rejected same.

30. Significantly, on January 26, 2010, Prospect Capital, increased its offer to 0.40 shares of Prospect Capital for every share of Allied Capital stock. The revised Prospect Capital offer ("Revised Prospect Offer") increases the total consideration from approximately $648 million to approximately $900 million. In a letter to Allied Capital's Board, Prospect Capital claimed that the 0.40 exchange ratio represents a "20% premium to the $4.17 value per Allied Capital share implied by an exchange ratio of 0.325 of a share of Ares Capital common stock in the Ares Capital merger (based on a $12.84 after-market trading price of Ares Capital common stock price on January 25, 2010)."

31. Prospect Capital requested that Allied Capital respond to the revised offer by 5:00 pm on January 28, 2010. As of this date of the filing of Complaint, it appears that Allied allowed the deadline to pass as there has been no public response to the revised Prospect Offer.

32. Additionally, by the deal, Allied Capital will bring 50%+ of the assets of the combined companies to the table, yet Allied Capital shareholders walk away with approximately

a 35% stake in Ares. Conversely, Prospect Capital claims that its proposal offers Allied Capital shareholders a 53% stake in Prospect Capital.

33. In the midst of Prospect Capital's offer to increase the consideration to Allied Capital's shareholders, Ares Capital has taken recent action that will only serve to further dilute Allied Capital's shareholders' interest in Ares Capital should the Proposed Acquisition be consummated. Specifically, on January 26, 2010, Ares Capital issued a press release stating that it raised approximately $267.8 million from a public offering of 21 million shares of its common stock. As a result, Allied Capital's shareholders will garner only a 31% interest in Ares Capital.

34. As such, it is patently clear that the Proposed Acquisition will allow Ares Capital to purchase Allied Capital shares at an unfairly low price while availing itself of Allied Capital's significant value and upside or long-term potential, all to the detriment of Allied Capital's shareholders.

PRECLUSIVE DEAL PROTECTION MECHANISMS

35. The preclusive deal protection mechanisms instituted by the Defendants have serious repercussions to Allied Capital's shareholders.

36. On October 30, 2009 the Company filed a Form 8-K with the United States Securities and Exchange Commission ("SEC") which disclosed the operating Agreement and Plan of Merger for the Proposed Acquisition. The announcement of the Proposed Acquisition and the Merger Agreement reveal the flawed sales process and unfair price for Allied Capital shareholders.

37. The Merger Agreement contains certain deal protection provisions that unduly benefit Ares Capital by creating significant hurdles to alternative transactions These deal protection provisions create e very real impediments to alternatives to the Proposed Acquisition,

including the effort by Prospect Capital to compete with Ares Capital's offer to acquire Allied Capital.

38. For example, the Merger Agreement contains a termination fee provision that requires Allied Capital to pay $30,000,000.00 to Ares Capital if the Merger Agreement is terminated under certain circumstances and a Special Termination Fee of $15,000,000.00 under other specific circumstances. On the date the Proposed Acquisitionl was announced, the termination fee and expenses payable under this provision was close to 5% of the total value of the Proposed Acquisition; an amount that obviously will make the Company that much more expensive for other potential purchasers and that will not be paid to Allied Capital's shareholders should Allied Capital be acquired by a competing suitor. For example, Prospect Capital has been hampered in its effort to deliver more consideration directly to Allied shareholders by the fact that Allied Capital must pay Ares Capital up to $30,000,000.00 if the Proposed Acquisition is terminated.

39. The Merger Agreement also contains a "no shop" provision that restricts Allied Capital from considering alternative acquisition proposals by, *inter alia*, constraining Allied Capital's ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits Allied Capital from soliciting any alternative proposal, but permits the Board to consider an ***unsolicited*** proposal only if it constitutes or is reasonably calculated to lead to a "Superior Proposal" as defined in the Merger Agreement. However, even the Board's consideration of an unsolicited proposal is restricted because prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties *require* it to consider the proposal. Thus, the Board cannot freely consider

alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

40. Here, Prospect Capital has complained that Allied Capital is, in effect, hiding behind the "Superior Proposal" requirements of the Merger Agreement. In its January 20, 2010 letter to the Board, Prospect Capital stated:

> As you know, we have relied solely on Allied's public documents in making the offer, which is conditioned on access to due diligence information. To the extent that you can provide us, which your agreement with Ares allows you to do, with information that demonstrates that a higher valuation of Allied is justified, we would be prepared to discuss an increase in the consideration to be paid in our offer. ***In this context, your criticism of our offer based on our need to conduct customary due diligence is at best disingenuous. After all, it is within your own control to provide us access to the information you have already provided to Ares.*** We are confident that we could complete our due diligence review expeditiously. In light of all of the foregoing, we believe your contention that our offer does not constitute a 'Superior Proposal' under the Ares merger is both unfounded and contrary to the interests of Allied's shareholders.[1]

41. As of the date of the filing of this Complaint, Allied Capital has not disclosed whether it has sought to utilize the demonstrably superior financial terms offered by Prospect Capital as a basis to continue to negotiate with Ares Capital for the best possible consideration for Allied Capital's shareholders. The Merger Agreement sought to reduce the possibility of a topping offer from an unsolicited purchaser. Allied Capital agreed to provide Ares Capital information in order to match any other offer, thus providing Ares Capital access to the unsolicited bidder's financial information and giving Ares Capital the ability to top the superior offer. Here, even in the face of the many impediments, Prospect Capital has made a superior financial offer; however, the Board's out of hand dismissal of the Initial Prospect's Offer and its

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[1] All emphasis is added unless otherwise indicated.

silence regarding the Revised Prospect Offer demonstrates Allied Capital's apparent indifference to Plaintiffs and the other public shareholders of Allied Capital.

42. If Allied Capital shareholders are deprived of the opportunity to receive maximized value for their shares through an alternative transaction to the Proposed Acquisition, the Merger Agreement does not even include protections to ensure that the consideration payable to Allied Capital shareholders under the Proposed Acquisition will remain within a range of reasonableness. In a conventional stock-for-stock transaction, the parties often negotiate and implement a "floor" on the value of the consideration payable to shareholders, which establishes the lowest possible price payable. In other cases, the parties limit the stock component of the consideration (and thus the volatility in the value of the consideration), by agreeing that the shareholders will receive cash *and* stock in exchange for their shares. Such transactions also often include a "collar," which establishes parameters that attempt to minimize the impact of stock price fluctuations on the value of the consideration to be received by shareholders. The Merger Agreement contains none of these protections. Rather, the Merger Agreement contains a ***fixed*** exchange ratio of 0.325, which means that Allied Capital shareholders will receive 0.325 shares of Ares Capital common stock for each of their shares, ***regardless of Ares Capital's stock price at the close of the transaction***. Thus, the consideration payable to Allied Capital shareholders is not insulated from the very real fluctuations in Ares Capital's stock price, and shareholders are left in the precarious position of not knowing whether the consideration payable to them will decline further.

43. Accordingly, the true value of the Company's shares is compromised by the consideration offered in the Proposed Acquisition, and the Proposed Acquisition is the product of the Board's breaches of fiduciary duties aided and abetted by the Corporate Defendants.

THE N-14 REGISTRATION STATEMENT CONTAINS NUMEROUS MATERIAL OMISSIONS

44. On December 16, 2009, Ares Capital filed a Form N-14 Registration Statement (the "N-14") with the SEC. As set forth below in detail, the N-14 omits material information about the Proposed Acquisition that must be disclosed to Allied Capital's shareholders to enable them to make a fully informed decision. This omitted information, if disclosed, would significantly alter the total mix of information available to them. The N-14 fails to provide the Company's shareholders with material information and/or provides them with materially misleading information thereby rending the shareholders unable to cast a fully informed vote regarding the Proposed Acquisition.

45. For example, the N-14 omits material information with respect to the process and events leading up to the execution of the Merger Agreement:

(a) The N-14 fails to disclose the nature and extent of the negotiations between Prospect Capital and Allied Capital. Based on representations made in Prospect Capital's January 20, 2010 letter to the Allied Board, Prospect Capital initiated its inquiries about a possible deal with Allied Capital in approximately April 2009; however, the N-14 is silent regarding the context, terms or even existence of such communications.

(b) The N-14 describes a process in October 2008 where there were several Allied Capital board meetings addressing a possible merger with "Company X," the parties completed due diligence and were negotiating the terms of a merger agreement. The N-14 then simply states "[o]n November 8, 2008, Allied Capital and Company X determined not to proceed with the transaction." The N-14 fails to identify Company X or indicate whether Company X ever proposed any indication of value for Allied Capital. If Company X did provide any indication of value for the Company, the N-14 should provide this information. Further, the N-14 fails to provide adequate information regarding the negotiations that took place with Company X. The N-14 fails to address whether the negotiations were for an all cash or all stock transaction and fails to provide any information regarding a per share amount offered by Company X.

(c) The N-14 states that in both the summer 2008 and December 2008, the Company explored "strategic alternatives, including continuing its existing business on a stand-alone basis with its existing structure, converting to an operating company, agreeing to a large investment by a strategic investor or entering into a business combination with a financial services firm." Other than the nominal information provided regarding the failed negotiations with Company X, the N-14 fails to identify any actual steps taken by or on behalf of Allied Capital to explore such strategic alternatives, such as how many parties were contacted, the criteria used to select such parties, the discussions and negotiations with the parties and indications of interest submitted. Furthermore, it states that on July 24, 2009, Bank of America Merrill Lynch ("BofA") made a presentation to Allied Capital analyzing available strategic alternatives and at the same meeting the Board authorized management to "continue to explore other strategic alternatives discussed," but the N-14 fails to disclose what those strategic alternatives were.

(d) The N-14 fails to disclose what "structural and financing issues" caused the Board to determine not to pursue any strategic alternatives in the summer of 2008.

(e) The N-14 states that in August 2009, the Board determined to "request bids for its asset management platform" and that it "requested bids from a variety of market participants" but fails to disclose how many participants the Board requested bids of, the criteria used to select such participants, how many parties submitted bids other than Ares, and the reasons the Board determined to sell the Senior Secured Loan Fund LLC ("SL Fund"), the Senior Debt Fund, the Knightsbridge Funds and Emporia Funds to Ares Capital. Significantly, in a side agreement brokered at the same time as the Proposed Acquisition, Ares Capital acquired Allied Capital's interests in the SL Fund for $165 million in cash that closed October 30, 2009 without shareholder approval. However, the SL Fund was valued at $921 million, $21 million more than the Company estimated at the time of the agreement. By acquiring the SL Fund which invested in "unitranche" securities of middle market companies, Ares Capital acquired a significant interest from Allied regardless of whether the Proposed Acquisition closed.

(f) The N-14 also states that numerous times that "representatives of Allied Capital's management some of whom are also members of its board of directors" attended various meetings with Ares Capital in 2009 (e.g. April 13, July 1, August 5-7 and October 24-25), but fails to disclose which members attended such meetings and what was discussed.

(g) The N-14 also does not disclose the reasons Allied Capital entered an exclusivity period with Ares on July 27, 2009 which precluded Allied Capital from negotiating business combinations with other parties.

(h) The N-14 fails to adequately explain the basis for the decision by Allied Capital and Ares Capital on August 7, 2009 to not proceed with an earlier transaction then being considered. The N-14 only states that the terms of Allied Capital's restructuring of its private notes and Ares Capital's "view" of Allied Capital's stock price contributed to the decision not to proceed. Further, the N-14 states that Allied Capital and Ares Capital discussed a "variety of potential transactions," but fails to disclose what other transactions were discussed other than a business combination.

(i) The N-14 also fails to disclose which Allied Capital Board member attended the August 11, 2009 meeting with Ares Capital and with advisors of Allied Capital's private noteholders, what was discussed at the meeting and the reasons Ares Capital and Allied Capital determined not to recommence negotiations after this meeting.

(j) The N-14 fails to disclose the implied per share price of Ares Capital October 1, 2009 offer to purchase the Company for 0.30 shares of Ares Capital common stock for each share of Allied Capital.

(k) The N-14 fails to adequately disclose the connection between Allied Capital's restructuring of its private notes and the consummation of the Proposed Acquisition. This information is necessary given that the N-14 identifies Allied Capital's private noteholder, Ivy Hill II, as an "unconsolidated debt fund managed by a wholly owned portfolio company of Ares Capital."

(l) The N-14 fails to disclose whether the Board considered or negotiated a collar for the contemplated transaction. The N-14 states that "certainty of price" was a key concern of the Allied Capital Board, yet the transaction fails to include a collar or other provision ensuring a definite value to Allied Capital's public shareholders, and there is no indication that the issue was addressed by the Board during its consideration of the exchange ratio for the deal. The failure to include a collar or other device to ensure a certain price to be received by Allied Capital's shareholders in the transaction is critical, and the N-14 must disclose any and all negotiations regarding the issue.

(m) The N-14 notes that the "Allied Capital Investment Bank Committee" ("Committee") approved the selection of both BofA ...and Sandler O'Neill ("SON") to act as its financial advisors in connection with the potential business combination with Ares Capital." The N-14 fails to disclose, however, why the Committee felt it necessary to engage two financial advisors and incur the substantial costs associated therewith. Further, the N-14 fails to address the Committee's deliberative process, if any, regarding the retention of BofA and SON and whether any other financial advisors were considered. The N-14 also does not disclose which financial advisor Allied Capital retained in early 2009 in connection with the restructuring of Allied Capital's debt.

(n) The N-14 fails to disclose the scope of authority vested in the Committee, its reporting obligations to the Board, the members of the Committee and whether there were any meetings held to address matters relevant to the strategic options available to Allied Capital, including, without limitation, the Proposed Acquisition.

(o) The N-14 does not adequately explain the prior financial relationship between SON and Allied Capital or Ares Capital, noting only that:

> Sandler O'Neill may purchase securities from and sell securities to Allied Capital or Ares Capital and their affiliates. Sandler O'Neill may also actively trade the equity or debt securities of Allied Capital and Ares Capital or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

Given the fact that Allied Capital retained SON even though BofA was already providing financial advice to Allied Capital raises questions that require further explanation regarding any relationship between SON and Allied Capital and/or Ares Capital.

(p) The N-14 fails to disclose material information regarding the conflicts of interest BofA has in the Proposed Acquisition. Specifically, certain affiliates of BofA serve as a lender to Allied Capital. The N-14 also states that BofA and Allied Capital restructured certain of Allied Capital's debt obligations to BofA, ant that "pursuant to the terms of the Allied Capital credit facilities, the entire outstanding indebtedness thereunder would be required to be repaid upon consummation of the merger," but it fails to disclose the amount of indebtedness to be repaid. Additionally, it states that "BofA ...and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to Allied Capital and have received or in the future may receive compensation for the rendering of these services," but it fails to disclose the amount of compensation received and may be received for such services. Finally, the N-14 indicates:

> certain of BofA Merrill Lynch's affiliates are limited partners in certain private investment funds affiliated with Ares Capital. It is currently anticipated that Ares Capital's Credit Facility, under which an affiliate of BofA Merrill Lynch is an agent bank and a lender, will be amended (including, among other things, to increase its size), for which such affiliate would receive compensation. It is also possible that BofA Merrill Lynch and its affiliates might be involved in refinancing of Allied Capital and Ares Capital's other outstanding credit facilities and notes for which they would receive compensation.

However, the N-14 fails to disclose the amount of compensation that affiliates of BofA would receive from the anticipated amendments to Ares Capital' credit facilities.

(q) The N-14 does not describe the nature and extent of the due diligence that Allied Capital performed on Ares Capital and vice versa. The N-14 also fails to disclose the remaining due diligence that BofA performed on Ares after delivering its October 26, 2009 fairness opinion to the Allied Capital Board. The nature and extent of Allied Capital's due diligence on Ares Capital is of critical importance to Allied's shareholders, who will become shareholders of Ares Capital if the Proposed Acquisition closes, because the information bears on Ares Capital's financial condition. Moreover, as the N-14 indicates, dissenters' rights are not available to Allied's shareholders in connection with the Proposed Acquisition. Thus, unless Allied Capital's shareholders vote down the Proposed Acquisition, they will become shareholders of Ares whether they like it or not and cannot ask the Court in a separate proceeding to determine the value of their shares. That is why correcting the material omissions and misstatements in the N-14 are absolutely critical to allow a fully informed shareholder vote on the Proposed Acquisition

46. The N-14 also does not adequately disclose the third parties' approvals necessary to close the Proposed Acquisition, including the discussions, agreements and consideration paid to such third parties.

47. The N-14 also does not disclose that Allied Capital performed a market check before entering the Proposed Acquisition or that a Allied Capital negotiated for a market check to be performed after entering the Merger Agreement.

48. In addition to the failures to disclose set forth above, the N-14 omits material information concerning the negotiation of the terms of the Merger Agreement as follows:

(a) The N-14 fails to disclose the substance of any negotiations concerning the Merger Agreement's termination fee provision other than to simply present the $30,000,000.00 fee as a potential risk that could negatively impact Allied Capital's stock price. The N-14 should disclose why Allied Capital agreed to pay such a high termination fee, particularly when there is a fixed exchange ratio and no collar or other devices ensuring a definite price to be received by Allied Capital's shareholders.

(b) The N-14 fails to disclose the substance of any negotiations concerning the Merger Agreement's non-solicitation provision or why such a provision is necessary or desirable to Allied Capital's shareholders.

(c) The N-14 fails to disclose any remaining transaction terms that required negotiation after the Board had approved the Company's entry into the Merger Agreement on October 26, 2009.

49. The N-14 also omits material information with respect to the financial matters disclosed in the N-14, including the analyses conducted by Allied Capital's financial advisors, BofA and SON.

50. Initially, and as set forth in more detail herein, the N-14 fails to disclose the projections provided to BofA and SON for their analyses and fairness opinions. The absence of these projections is significant, particularly because the N-14 indicates that Allied Capital's and Ares Capital's management confirmed to BofA that that the projections "were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management [of Allied Capital and Ares Capital] as to the future financial performance of each company" and as to Sandler O'Neill that the projections "reflected the best currently available estimates and judgments of such respective managements and Sandler O'Neill assumed that such performances would be achieved." Without this information, Allied Capital's shareholders will have been deprived of information essential to Plaintiff's and Allied Capital's public shareholders' ability to make a fully informed decision whether to vote in favor of the Proposed Acquisition.

51. With respect to BofA, in rendering its fairness opinion, the N-14 indicates that BofA rendered an opinion to Allied Capital 's board of directors that "from a financial point of view, ***the exchange ratio provided for in the merger agreement was fair . . .*** to the holders of Allied Capital common stock." Based on the completion of such a narrowly prescribed fairness opinion and failure of the Individual Defendants to disclose adequate valuation data, as set forth herein, the N-14 fails to provide adequate information to evaluate both the deal and BofA's analysis thereof as follows:

Relative Contribution Analysis

(a) The N-14 fails to disclose the relative importance of any of the figures set forth in the Relative Contribution Analysis contained therein, in particular, its assessment of the fact that per the analysis, Allied Capital is contributing 54% of the Total Assets and 50% of the Estimated Net Asset Value to the total value of Ares after the consummation of the Proposed Acquisition.

Equity Research Share Price Target Analysis

(a) The N-14 fails to provide for either Allied Capital and Ares Capital a table describing the analysts used in the Equity Research Share Price Target Analysis contained therein, what the price targets of those analysts were, and what date was used by each analyst in establishing the price target that was used in that analysis.

Selected Publicly Traded Companies Analysis

(a) The N-14 fails to disclose the guidelines for how the four Business Development Companies were chosen for its Selected Publicly Traded Companies Analysis of Allied Capital and the five Business Development Companies were chosen for its Selected Publicly Traded Companies Analysis of Ares Capital;

(b) The N-14 fails to disclose the actual multiples selected and applied in the analysis for Allied Capital and Ares Capital, the basis for the application of each multiple and the resulting indicated values for both individual companies;

(c) The N-14 fails to disclose Net Asset Value ("NAV"), management projections for 2009 and 2010 Earnings Per Share ("EPS") and analyst estimates for 2010 EPS for the selected companies; and

(d) The N-14 fails to disclose for Allied Capital or Ares Capital the differences between the scenarios and assumptions under the different projections for Implied Per Share Equity Value Reference Ranges, fails to provide any data in support thereof and fails to provide any opinion as to the proper reference point for such ranges.

Selected Precedent Transactions Analysis

(a) The N-14 fails to disclose the actual multiples selected and applied in the Selected Precedent Transactions Analysis for Allied Capital and the resulting indicated values;

(b) The N-14 fails to disclose any support for the ranges of multiples to NAV and EPS considered by BofA Merrill Lynch; and

(c) The N-14 fails to disclose the reasons BofA Merrill Lynch used only one transaction and the criteria used to select that transaction.

Discounted Cash Flow Analysis

(a) The N-14 fails to disclose the data or any explanation of the methodology used to determine dividend projections;

(b) The N-14 fails to disclose the data or any explanation of the methodology used to determine the liquidated proceeds projection;

(c) The N-14 fails to disclose the timing and amounts of dividends projected to be paid by Ares in the merger scenario;

(d) The N-14 fails to disclose whether any adjustments were made to projections based on expected synergies or any data in support thereof;

(e) The N-14 fails to disclose the differences between the scenarios and assumptions under the different projections for Implied Per Share Equity Value Reference Ranges, fails to provide any data in support thereof and fails to provide any opinion as to the proper reference point for the ranges;

(f) The N-14 fails to disclose the details of the underlying calculations of discount rates, how the rates and range of discount rates were determined and why for the four scenarios presented for the Discounted Cash Flow Analysis;

(g) The N-14 fails to disclose the details of the underlying calculations of dividend yields, how the yields and range of yields rates were determined and why for the four scenarios presented; and

(h) The N-14 fails to disclose the management projections for the stock sale proceeds projection or any explanation of the methodology used to determine the stock sale proceeds.

52. With respect to SON, in rendering its fairness opinion, the N-14 indicates that SON rendered an opinion to Allied Capital's board of directors that from a financial point of view, ***the exchange ratio was fair to Allied Capital's stockholders from a financial point of view***." Based on the completion of such a narrowly prescribed fairness opinion and failure of the Individual Defendants to disclose adequate valuation data, as set forth herein, the N-14 fails to provide adequate information to evaluate both the deal and SON's analysis thereof as follows:

Contribution Analysis

(a) The N-14 fails to disclose SON's conclusions, if any, regarding the contribution analysis, including any discussion of the fact that the 50+% assets contributed by Allied Capital in the proposed deal garner no more than 35% ownership attributable to Allied Capital stockholders should the deal proceed.

Comparable Company Analysis

(a) The N-14 fails to disclose how the Business Development Companies were selected and why separate groups were not used for the Comparable Company Analysis for Allied Capital and Ares Capital;

(b) The N-14 fails to disclose the actual multiples selected and applied in the Comparable Company Analysis for Allied Capital, the basis for the application of each multiple and the resulting indicated values for the Comparable Company Analysis for Allied Capital;

(c) The N-14 fails to disclose the NAV, estimated EPS for 2009 and 2010 and LTM EPS for each selected company; and

(d) The N-14 fails to provide the application of the multiples to Allied Capital and provides no conclusion to the comparable company analysis.

Analysis of Selected Merger Transactions

(a) The N-14 fails to disclose the underlying financial data used to calculate the multiples for the selected transaction;

(b) The N-14 fails to disclose the reason only one transaction was selected, the criteria used to select that transaction and detail as to the "trends" discussed and the conclusions reached from the analysis; and

(c) The N-14 fails to disclose any conclusion for the Selected Merger Transaction analysis or the application of the multiple to Allied Capital.

Discounted Dividend Stream and Terminal Value Analysis

(a) The N-14 fails to disclose either Allied Capital's or Ares Capital's projections and any explanation of the methodology used to determine the dividend projections, including dividend projections under so-called successful debt refinancing;

(b) The N-14 fails to disclose how the terminal value multiples were determined for each scenario set forth in the fairness opinion;

(c) The N-14 fails to disclose any detail of the underlying calculations of discount rates, how the rates were determined and the sources for the rates; and

(d) The N-14 fails to disclose a conclusion explaining SON's results for the discount dividend analysis.

Pro Forma Merger Analysis

(a) The N-14 fails to disclose the amount of dilution and accretion for December 31, 2009, 2010, 2011 and 2012 observed by SON for Allied.

53. Furthermore, the Registration Statement fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by J.P. Morgan Securities Inc. ("J.P. Morgan"), Ares Capital's financial advisor, in order for shareholders to determine the credibility of the various analyses performed by J.P. Morgan. In particular, the Registration Statement is deficient and should provide, *inter alia*, the following:

(a) The N-14 fails to disclose the financial projections and forecasts of the Company and Ares Capital relied upon in rendering its fairness opinion;

(b) The N-14 fails to disclose the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger reviewed when rendering its fairness opinion;

(c) The N-14 fails to disclose the criteria used to discount Allied Capital's NAV by $344 million in the *Net Asset Value per Share Analysis by Allied*;

(d) The N-14 fails to disclose the criteria utilized to determine which companies were analogous to Allied Capital that were used in its *Public Trading Multiples Analysis of Allied*;

(e) The N-14 fails to disclose the multiples observed for each company in the Public Trading Multiples Analysis of Allied Capital, which twelve-month period was used for each company and the criteria used to select such twelve-month period, and the criteria used to select the reference range applied to Allied Capital's NAV per share;

(f) The N-14 fails to disclose the reasons only one transaction was used in the *Selected Transaction Analysis* of Allied Capital and the criteria used to select that transaction.

(g) The N-14 fails to disclose the criteria used to select P/NAV ratios range and discount rates range used in the Dividend Discount Analysis of Allied Capital;

(h) Te N-14 fails to disclose the criteria used to determine which companies were analogous to Ares Capital that were used in its *Public Trading Multiples Analysis of Ares*;

(i) The N-14 fails to disclose the multiples observed for each company in Public Trading Multiples Analysis of Ares and the criteria used to select the reference ranges P/NAV and dividend yield applied to Ares Capital's corresponding financial data for each multiple;

(j) The N-14 fails to disclose the criteria used to select P/NAV ratios and discount rates ranges used in the Dividend Discount Analysis of Ares; and

(k) The N-14 fails to disclose the reasons J.P. Morgan did not add a control premium in the Relative Valuation Analysis.

SELF DEALING

54. Because of their positions with Allied Capital, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Allied Capital and especially the true value and expected increased future value of Allied Capital and its assets, which have not been properly disclosed to Plaintiffs and Allied Capital's other public shareholders. Having made the decision that Allied Capital is for sale, the Individual Defendants have a duty to maximize the value Plaintiffs and the other public Allied Capital shareholders will receive for their property, their Allied Capital shares. Despite their duty to maximize shareholder value, the Board has demonstrated that it has material conflicts of interest and that the Individual Defendants are acting to better their own interests at the expense of Plaintiffs and the other public shareholders of Allied Capital. These conflicts appear to have led the Board to reject the Initial Prospect Offer and to, as of the filing of the time of the filing of this Complaint,

to react to the Revised Prospect Offer or to adequately advise its shareholders of Prospect Capital's efforts to enter into a transaction to acquire Allied Capital.

55. The N-14 fails to disclose employment negotiations with the Company's management including potential compensation and bonuses discussed during the time of entering the Proposed Acquisition.

56. Notably, that benefits payable to employees with retention agreements as negotiated between Allied Capital and Ares Capital could be over $30 million which is equivalent to the high termination fee stated in the Merger Agreement and thus provide a strong incentive to the Individual Defendants to consummate the Merger.

57. The N-14 reveals that Allied Capital's directors have received stock options from the Company, some unvested until the Proposed Acquisition is consummated at which point they will be exercisable to receive Ares common stock. The N-14 fails to disclose how many vested and unvested options each Board member owns and the weighted average exercise price of each.

58. Sweeney entered into a retention agreement with Allied Capital, pursuant to which, upon consummation of the Proposed Acquisition, if Sweeney is terminated by Allied Capital without cause or if Sweeney terminated her employment for good reason, she will be entitled to receive payments of up to $2 million.

59. Walton also entered a retention agreement with Allied whereby upon consummation of the Proposed Acquisition, if Walton is terminated by Allied Capital without cause or terminates his employment for good reason, he will be "entitled to severance pay equal to (1) three times (one time in the event of death or disability) the average of base and bonus compensation for the preceding three fiscal years, plus (2) lump-sum severance amount, plus (3)

a cash payment to assist in paying for certain post-termination health and welfare benefits." The N-14 fails to disclose the dollar amount of Walton's potential severance payments.

60. Finally, upon the completion of the Proposed Acquisition, one of Allied Capital's Board members will join the Ares Capital's Board.

THE PRICE IS UNFAIR TO ALLIED CAPITAL'S STOCKHOLDERS

61. Despite the explanations provided as bases for the Proposed Acquisition, the N-14 can not provide an adequate explanation for the uncontroverted fact that "[t]he net asset value per share of Allied Capital common stock, as of September 30, 2009, was $6.70, an amount higher than the implied market value of the merger consideration." Indeed, even given the recent upswing in the stock market, Allied Capital shareholders stand to make only $4.15 based on the January 27, 2010 closing price of Ares Capital. Moreover, as set forth herein, the BofA and SON fairness opinions fail to address the relative importance – particularly in light of the Prospect Capital offers - of the fact that the Proposed Acquisition requires that Allied Capital surrender more than 50% of the assets of the proposed combined entity in exchange for an approximately 31% interest in Ares Capital on consummation of the deal (given Ares' recent decision to raise approximately $267.8 million from a public offering of 21 million shares of its common stock). Given these facts and BofA's and SON's failure to adequately address and explain these issues, the exchange ratio offered through the Proposed Acquisition does not create a fair price for Allied Capital shareholders.

PROSPECT CAPITAL CORPORATION HAS MADE A SUPERIOR OFFER

62. On January 19, 2010, the Individual Directors herein, rejected the Initial Prospect Offer.

63. On January 20, 2010, Allied filed an 8-K with the SEC addressing the rejection of the Initial Prospect Offer. The filing, however, failed to provide relevant information regarding the increased consideration the Initial Prospect Offer represented to Allied Capital shareholder's, stating only that the offer would "imply a small premium" to the Proposed Acquisition by Ares Capital "without consideration of other relevant factors." The 8-K provides, as follows:

> On January 19, 2010, the Board of Directors of Allied Capital Corporation ("Allied Capital") unanimously rejected an unsolicited non-binding offer from Prospect Capital Corporation ("Prospect Capital") to acquire all of the issued and outstanding shares of Allied Capital in a stock-for-stock merger. ***Allied Capital's Board of Directors has unanimously determined that such offer does not constitute a "Superior Proposal," as such term is defined in the Agreement and Plan of Merger, dated as of October 26, 2009, by and among Allied Capital, Ares Capital Corporation ("Ares Capital") and ARCC Odyssey Corp.***
>
> The unsolicited non-binding offer contains a proposed share exchange ratio of 0.385 Prospect Capital shares for each Allied Capital share which, based on the closing prices of Prospect Capital and Ares Capital as of January 19, 2010, without consideration of other relevant factors, would imply a small premium to the value of the exchange ratio provided for in the merger with Ares Capital. However, Allied Capital's Board of Directors determined that the transaction contemplated by the unsolicited non-binding offer presents significant risks relating to, among other things, the ability for the combined company to maintain dividend payments post-closing and to access the capital markets on favorable terms to provide for future growth of the business and certainty of closing. In addition, the unsolicited non-binding offer is subject to significant contingencies, including, among other things, performance of due diligence by Prospect Capital and Allied Capital and negotiation of binding documentation. Allied Capital's Board of Directors' unanimous decision to reject the unsolicited non-binding offer was made after careful consideration thereof in consultation with Allied Capital's management and external financial and legal advisors.
>
> Allied Capital's Board of Directors has also unanimously reaffirmed its recommendation that Allied Capital's stockholders vote in favor of the approval of the pending merger with Ares Capital and the merger agreement with Ares

Capital for the reasons that it initially approved the merger with Ares Capital, including, among other things, the resumption of dividend payments for Allied Capital's stockholders, the combined company's improved access to the debt capital markets on more favorable terms, the combined company's improved access to the equity capital markets, the combined company's increased liquidity and flexibility to provide for future growth of the business, the combined company's increased portfolio diversity, the size and scope of Ares Capital's investment manager and closing certainty for Allied Capital's stockholders. Allied Capital notes that significant progress has been made on the pending merger with Ares Capital and that Ares Capital and Allied Capital believe, subject to receipt of stockholder approvals and certain third party consents, the transaction is on target for a closing in the first quarter of 2010. Allied Capital and Ares Capital hope to be able to distribute the joint proxy statement and voting instructions to their respective stockholders in the near future.

64. On January 20, 2010, Prospect Capital issued a press release and letter to the Allied Capital Board responding to the summary rejection of Prospect Capital's offer:

NEW YORK, NY -- (MARKET WIRE) -- 01/20/10 -- Prospect Capital Corporation (NASDAQ: PSEC) ("Prospect") announced today that it has delivered a letter to the Board of Directors of Allied Capital Corporation ("Allied") in connection with its offer to acquire Allied. Set forth below is the full text of the letter:

January 20, 2010

Board of Directors
c/o John M. Scheurer
Chief Executive Officer and President
Allied Capital Corporation
1919 Pennsylvania Avenue N.W.
Washington, DC 20006

Ladies and Gentlemen:

We were disappointed by your summary rejection of our offer to acquire Allied at a significant premium to the implied value offered to Allied's shareholders by Ares Corporation. The cavalier manner in which you have dealt with our bona fide offer is a continuation of your stonewalling over the last nine months in the face of our numerous expressions of serious interest in acquiring Allied.

We do not think it would be productive at this time to respond to each and every point made in the Form 8-K filed by Allied yesterday. However, the Form 8-K misleadingly fails to disclose several material facts -- made clear in our offer -- that directly refute your stated reasons for rejecting our offer out of hand.

-- Superior Current Value. Contrary to your assertion that we are offering only a "small premium" to the Ares merger, our offer provides significantly superior current value for Allied shareholders. More specifically, based on an after-market trading price of $12.93 per share of Prospect common stock on January 19, 2010, Prospect's offer represents a value of $4.98 per share of Allied common stock, which is an approximately 10% premium to the $4.53 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $13.94 after-market trading price of Ares common stock price on January 19, 2010).

-- Superior Dividend Payments. You have asserted without any support that Prospect's offer presents "significant risks" relating to the combined company's ability to maintain dividend payments. In fact, Ares cut its dividend in 2009 by 17% while Prospect has increased its dividend in each of the 21 quarters since its 2004 initial public offering. Prospect pays a $0.40875 per share dividend, compared to $0.35 per share for Ares. Based on our proposed exchange ratio of 0.385 of a share of Prospect common stock for each share of Allied common stock, our offer would provide Allied shareholders with a dividend of $0.157 per share of Allied common stock as compared with a dividend of $0.114 per share of Allied common stock under the Ares merger.

-- Superior Access to Additional Debt and Equity Capital. Contrary to your professed concern that Prospect's offer poses "significant risks" concerning future access to the capital markets, we believe that based on Prospect's track record, a Prospect/Allied combination would provide Allied shareholders with superior access to debt and equity capital markets. Prospect has successfully completed 13 equity offerings since 2004, including ten offerings aggregating more than $350 million since the inception of the credit dislocation in mid-2007 and six equity offerings aggregating more than $200 million during 2009. Unlike Ares, Prospect increased both its credit facility size and its number of lenders over the last year.

-- Superior Leverage Profile. In addition, your Form 8-K fails to acknowledge the point made in our offer that Prospect currently has a debt/equity ratio of less than 0.1x, which, pro forma for the proposed Prospect/Allied combination, would provide significant de-leveraging for Allied shareholders. Ares, by comparison, has a debt/equity ratio of approximately 0.7x, which Prospect believes makes an Ares/Allied combination riskier for Allied's shareholders. Further, Prospect enjoys investment grade ratings with Standard and Poor's and Moody's for Prospect's corporate rating and credit facility rating, respectively, which we believe Allied's lenders and shareholders would view positively.

As you know, we have relied solely on Allied's public documents in making the offer, which is conditioned on access to due diligence information. To the extent that you can provide us, which your agreement with Ares allows you to do, with information that demonstrates that a higher valuation of Allied is justified, we would be prepared to discuss an increase in the consideration to be paid in our offer.

In this context, your criticism of our offer based on our need to conduct customary due diligence is at best disingenuous. After all, it is within your own control to provide us access to the information you have already provided to Ares. We are confident that we could complete our due diligence review expeditiously.

In light of all of the foregoing, we believe your contention that our offer does not constitute a "Superior Proposal" under the Ares merger is both unfounded and contrary to the interests of Allied's shareholders.

We remain convinced that our offer represents a compelling strategic combination that we believe would generate superior value for Allied shareholders in comparison to the Ares merger. We remain hopeful that Allied's Board of Directors will see the value of our offer and act in the best interests of Allied's shareholders. We urge you to immediately discharge your fiduciary duties and to reconsider your refusal to provide Prospect with access to due diligence that could result in even higher value to Allied's shareholders.

We look forward to hearing from you.

Very truly yours,

Prospect Capital Corporation
By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and COO

cc: Gary Swidler, BofA Merrill Lynch
Ian Simmonds, BofA Merrill Lynch

65. The Initial Prospect Offer represents a 10% premium over the Ares Capital's offer. By rejecting the Initial Prospect Offer out of hand, the Board refused an opportunity to maximize shareholder value by looking to Ares Capital to increase its offer.

66. Significantly, Prospect Capital's letter echoes the very concerns Plaintiffs have raised regarding the deal protection provisions in the Merger Agreement that serve to thwart legitimate efforts to provide more consideration for Allied Capital's shareholders. Specifically, Allied Capital's January 19, 2010 8-K states that a critical issue in rejecting the Initial Prospect Offer was that "the unsolicited non-binding offer is subject to significant contingencies,

including, among other things, performance of due diligence by Prospect Capital and Allied Capital and negotiation of binding documentation." In its January 20, 2010 response, however, Prospect Capital stated that its position was prejudiced by the fact that

> we have relied solely on Allied's public documents in making the offer, which is conditioned on access to due diligence information" and sought additional information from Allied which has not been forthcoming. Thus, Prospect noted that Allied's "criticism of our offer based on our need to conduct customary due diligence is at best disingenuous. After all, it is within your own control to provide us access to the information you have already provided to Ares.

67. Thereafter, on January 26, 2010, Prospect Capital increased its offer to Allied Capital shareholders. In a letter to the Board, Prospect Capital set out its offer:

> NEW YORK, NY -- (MARKET WIRE) -- 01/26/10 -- Prospect Capital Corporation (NASDAQ: PSEC) ("Prospect") announced today that it has delivered a letter to the Board of Directors of Allied Capital Corporation ("Allied") raising its offer to acquire Allied. Set forth below is the full text of the letter:
>
> January 26, 2010
>
> Board of Directors
> c/o John M. Scheurer
> Chief Executive Officer and President
> Allied Capital Corporation
> 1919 Pennsylvania Avenue N.W.
> Washington, D.C. 20006
>
> Ladies and Gentlemen:
>
> ***We hereby increase our offer to acquire Allied Capital Corporation to 0.40 of a share of Prospect common stock for each share of Allied common stock. As discussed below, the implied value of our offer is now more than 20% greater than the implied value of Ares' offer to Allied shareholders.*** (Emphasis added.)
>
> Revised Superior Value: Based on an after-market trading price of $12.56 per share of Prospect common stock on January 25, 2010, Prospect's offer represents a value of $5.02 per share of Allied common stock, which is an over 20% premium to the $4.17 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $12.84 after-market trading price of Ares common stock price on January 25, 2010).
>
> Revised Superior Dividends: Based on our proposed exchange ratio and Ares' and our most recent quarterly dividend, our offer would provide Allied shareholders

with a pro forma quarterly dividend of $0.164 per share of Allied common stock, which is more than 40% higher than the pro forma quarterly dividend of $0.114 per share of Allied common stock under the Ares merger.

Superior Upside Potential: Based on our proposed exchange ratio, Allied shareholders would receive 71.7 million shares of Prospect common stock, representing 53% of the ownership of the combined entity. A Prospect-Allied combination would preserve greater upside for existing shareholders of Allied than would a combination with Ares, where Allied shareholders would expect to own only 31% of the combined entity, after giving effect to the proposed equity offering Ares announced yesterday.

Transaction Certainty: We are confident that we can promptly consummate the proposed transaction. We have reviewed the merger agreement signed between Allied and Ares and are comfortable, subject to due diligence, executing an agreement with Allied substantially similar to Allied's agreement with Ares. We believe we can complete our due diligence within 15 business days once full access to due diligence materials has been granted. Given our access to debt and equity capital markets and our lower existing and pro forma leverage profile in comparison to Ares, we are confident we will be able to maintain or refinance Allied's existing institutional debt. Unlike Ares, we have successfully merged with another publicly traded business development company, Patriot Capital, following an auction, which should dispel any doubt as to our ability and resolve to complete this merger.

Streamlined Integration: While Ares has not made any public announcement about the fate of Allied's professional staff in Washington, D.C. or New York, we are interested in retaining a significant portion of the Allied team, in order to maximize continuity of asset management and monetization of the portfolio and to reduce integration risk.

We believe our offer represents a compelling strategic combination that will generate superior value for Allied shareholders in comparison to the Ares proposal. Allied has successfully restructured its institutional debt, does not face a liquidity crisis and has benefited from the improvement in the debt markets. Accordingly, we do not understand why the Allied board insists on barreling ahead with an inferior transaction with Ares without talking to us or engaging with us in any way. We do not see how completely ignoring a superior offer serves Allied shareholders. (Emphasis added.)

Should the Allied board continue to "stiff arm" us, we are prepared to pursue all available options, including bringing the matter directly to Allied shareholders.

We look forward to your favorable response by 5 P.M., Eastern Standard Time on Thursday, January 28, 2010.

Very truly yours,
Prospect Capital Corporation

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and COO

cc: Gary Swidler, BofA Merrill Lynch
Ian Simmonds, BofA Merrill Lynch

68. The Revised Prospect Offer, as well as its demonstrable explanation regarding its ability to close such a transaction, would provide Allied Capital shareholders with .4 shares of Prospect Capital for every share of Allied Capital they hold, ***representing an approximate 20% premium over the consideration offered by Ares Capital***. In total, the Prospect Capital transaction is valued at approximately $900 million, as opposed to the approximately $648 million valuation of the Ares Capital's deal. Additionally, and in response to Allied Capital's clams in rejecting the initial offer, Prospect Capital stated that its revised offer would provide a 40 percent higher dividend than Ares Capital (based on the companies' most recent quarterly dividends) and, significantly, would stake Allied Capital shareholders with 53 percent of the combined business, while the Ares Capital deal would give Allied Capital stockholders only 31 percent of the combined entity. Moreover, Prospect Capital further stated that it believed all necessary due diligence could be completed in 15 days and that it had the financial wherewithal to maintain or refinance Allied Capital's existing institutional debt.

69. Prospect Capital requested that Allied Capital respond to the revised offer by 5:00 on January 28, 2010. As of this filing of Plaintiffs' Amended Complaint, it appears that Allied Capital allowed the deadline to pass as there has been no public response to the Revised Prospect Offer.

70. Allied Capital's abject refusal to adequately address Prospect Capital's initial offer is diametrically opposed to its fiduciary obligations to Allied Capital shareholders. Clearly,

the Board's deliberative process is not being driven by the goal of maximizing shareholder value but, rather is clearly the result of the pursuit of the personal agendas of the Individual Defendants.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

71. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control, in addition to their collective duty of candor such that shareholders are provided with all information necessary for the shareholders to consider and vote on such a transaction on a fully informed basis, the Individual Defendants have an affirmative fiduciary obligation to act in the best interests of the Company's shareholders, including the duty to negotiate and obtain for the shareholders maximum value for their property, namely, their shares. To diligently comply with these duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company's shareholders;

(b) will discourage or inhibit alternative offers for a purchase of control of the Company or its assets that will maximize shareholder value;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the Board or the Company's executives or other insiders with preferential treatment at the expense of, or separate from, Plaintiffs and the members of the Class, and place their own pecuniary interests above those of the Company and/or its shareholders.

72. In accordance with their duties of loyalty and good faith owed to the Plaintiffs and the members of the Class, the Individual Defendants, as directors and/or officers of Allied Capital, are obligated to refrain from:

(a) participating in any transaction where their loyalties are divided;

(b) participating in any transaction where they are entitled to receive a personal financial benefit not equally shared by Plaintiffs and the members of the Class; and/or

(c) unjustly enriching themselves at the expense or to the detriment of Plaintiffs and the members of the Class.

73. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Plaintiffs and the other public shareholders of Allied Capital. As a result of the Individual Defendants' breaches of their fiduciary duties and Allied Capital's, Ares Capital's and ARCC's aiding and abetting those breaches, Plaintiffs and the Class members will not receive maximized value for their Allied Capital common stock in the Proposed Acquisition.

74. As a result of Allied Capital's failure to respond to the revised prospect Offer, on January 29, 2010, Prospect filed a Form 14A Preliminary Proxy statement (the "Prospect Proxy") urging Allied Capital shareholders to vote no to the Proposed Acquisition and setting forth the specific reasons Prospect contends that its has submitted a superior proposal to acquire Allied Capital. The Prospect Proxy states, *inter alia*:

> We believe that the Prospect Capital Merger Offer, if consummated, could provide superior dividend payments to Allied Capital stockholders compared to the Proposed Ares Capital Merger. ***Based on our proposed exchange ratio and our most recent quarterly dividend, our offer would provide Allied Capital stockholders with a pro forma quarterly dividend of $0.164 per share of Allied Capital common stock, which is more than 40% higher than the pro forma quarterly dividend of $0.114 per share of Allied Capital common stock under the Proposed Ares Capital Merger.*** In addition, Ares Capital cut its dividend in 2009 by 17% while Prospect Capital has increased its dividend in each of the 21 quarters since its 2004 initial public offering.
>
> We also believe that the Prospect Capital Merger Offer provides a superior upside potential to Allied Capital stockholders compared to the Proposed Ares Capital Merger. ***Based on our proposed exchange ratio of 0.40 of a Prospect Capital***

Share for each outstanding Allied Capital Share, Allied Capital stockholders would receive 71.7 million shares of Prospect Capital common stock, representing 53% of the ownership of the combined Prospect Capital/Allied Capital entity. However, under the terms of the Proposed Ares Capital Merger, Allied Capital stockholders would expect to own only 30% of the combined Ares Capital/Allied Capital entity, after giving effect to the equity offering Ares Capital announced on January 25, 2010. A Prospect Capital/Allied Capital combination therefore would preserve for existing stockholders of Allied Capital a significantly higher level of participation in any further improvements in the value of Allied Capital's portfolio as the economy and markets improve than would a combination with Ares Capital.

We also believe the Prospect Capital Merger Offer would provide Allied Capital with a lower leverage profile. ***Prospect Capital currently has a debt/equity ratio of less than 0.1x, which, pro forma for the proposed Prospect Capital/Allied Capital combination, would provide significant de-leveraging for Allied Capital stockholders. Ares Capital, by comparison, has a debt/equity ratio of approximately 0.7x as of its most recent quarterly financial statements, which we believe makes an Ares Capital/Allied Capital combination riskier for Allied Capital stockholders.*** Further, Prospect Capital currently maintains investment grade ratings with Standard and Poor's and Moody's for Prospect Capital's corporate rating and credit facility rating, respectively, which we believe Allied Capital's lenders and stockholders would view positively.

75. The Prospect Proxy exposes Allied Capital's disclosures as to its shareholders as wholly inadequate and a complete misrepresentation of the potential strategic alternatives available to the Company other than the Proposed Acquisition. The Prospect Proxy states:

> Unfortunately, the actions of the Allied Capital Board to date have been consistent with its past refusal to engage with Prospect Capital, despite Prospect Capital's expressions of interest in pursuing a transaction with Allied Capital. The section entitled "The Merger — Background of the Merger" in the Allied Capital/Ares Capital N-14 discloses that Allied Capital had "explore[d] strategic alternatives, including continuing its existing business on a stand-alone basis with its existing structure, converting to an operating company, agreeing to a large investment by a strategic investor or entering into a business combination with a financial services firm" prior to entering into the Ares Capital Merger Agreement. ***However, in our view, the Allied Capital Board decided to put Allied Capital up for sale without sufficiently considering alternative indications of interest to the detriment of Allied Capital stockholders. In fact, we believe that Allied Capital and its advisors specifically excluded Prospect Capital from its sale process even though Prospect Capital had already expressed great interest to Allied Capital in pursuing a business combination that delivers a premium to Allied Capital stockholders.***

76. Indeed, the Prospect Proxy introduces critical facts that demonstrate that there is information unavailable to Plaintiffs and the other public shareholders of Allied Capital that, if available, would alter the total mix of information available to Allied Capital's shareholders. Specifically, the N-14 fails to include any indication at all that Prospect Capital had any interest or made any overtures to Allied Capital in 2009. According to the Prospect Proxy, however, the two companies had engaged in specific discussions in April 2009 and had agreed to enter into a confidentiality agreement in order to proceed with due diligence. According to Prospect Capital, Allied Capital then broke off all further discussions. The Prospect Proxy states in relevant part:

> Throughout 2009, Prospect Capital expressed an interest in pursuing a merger transaction between Prospect Capital and Allied Capital and attempted on several occasions to engage in merger discussions with Allied Capital.
>
> In April 2009, Graham D.S. Anderson, a member of the board of directors of Prospect Capital, met with William L. Walton, Chairman of the Allied Capital Board, to discuss a potential transaction.
>
> Later that month, Mr. Anderson and John Francis Barry III, Chairman and Chief Executive Officer of Prospect Capital, continued such discussion with Mr. Walton. ***Mr. Walton then suggested that Prospect Capital enter into a confidentiality agreement with Allied Capital so that Prospect Capital could commence its due diligence review of Allied Capital, with a view toward submitting a proposal to acquire Allied Capital. Although Prospect Capital was prepared at that time to commence such due diligence review, Allied Capital broke off discussions with Prospect Capital. Allied Capital informed Prospect Capital that Allied Capital wished to restructure its debt prior to continuing discussions of a transaction with Prospect Capital.***
>
> Once Allied Capital had restructured its debt in September 2009, Prospect Capital contacted Joseph Taylor, the Managing Director at Allied Capital responsible for capital markets, including asset dispositions, again expressing interest in a potential transaction. ***Mr. Taylor subsequently informed Prospect Capital that he had spoken with John Scheurer, Chief Executive Officer and President of Allied Capital, that Mr. Scheurer had no interest in engaging in any discussions regarding a potential transaction, and that Allied Capital would continue as a standalone company without any interest in strategic combinations with Prospect Capital.***

The information provided in the Prospect Proxy delegitimizes all of the disclosures provided by Allied Capital. Allied Capital had an absolute obligation to provide all material information regarding its negotiations with Prospect Capital and its decision to not pursue negotiations with Prospect Capital. In light of these revelations, Plaintiffs and the other public shareholders of Allied Capital have been deprived of material information. Further, such material omissions on the part of the Board call into question the arms-length nature of the Proposed Acquisition and strongly support the existence of disabling conflicts of interest and self-dealing on the part of the Individual Defendants as herein alleged.

CLASS ACTION ALLEGATIONS

77. Plaintiffs brings this action as a class action pursuant to Rule 2-231 of the Maryland Rules, individually and on behalf of all holders of Allied Capital common stock who are being and will be harmed by the conduct of the Individual Defendants as herein alleged (the "Class"). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

78. This action is properly maintainable as a class action because, *inter alia*:

(a) The Class is so numerous that joinder of all members is impracticable. Allied Capital's stock is publicly traded on the New York Stock Exchange and Plaintiff believes that there are hundreds, if not thousands, of holders of Allied Capital's more than 170 million shares owned by public shareholders dispersed throughout the United States;

(b) There are questions of law and fact that are common to the members of the Class and which predominate over questions affecting any individual Class member. These common questions include, *inter alia*: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of Allied Capital's public shareholders; (ii) whether the Proposed Acquisition is unfair to the Class, in that the price is inadequate and is not reflective of maximized value that must be obtained by the Board; (iii) whether the Corporate Defendants aided and abetted the Individual Defendants' breaches of fiduciary duties; and (iv) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct of the Defendants as herein alleged;

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class, and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty
Against The Individual Defendants

79. Plaintiffs incorporate and adopt by reference herein each and every allegation set forth above as if fully set forth herein.

80. The Individual Defendants, having made the decision that Allied Capital is for sale, assumed and owed fiduciary duties to Plaintiffs and the other members of the Class. In pursuing, negotiating and making disclosures to Plaintiffs and Allied Capital's other public shareholders regarding the sale of the Company, the Individual Defendants have failed, and are continuing to fail, to act with the care an ordinarily prudent person in a like position (that of a director of a public company obligated to ensure that the shareholders (the Plaintiffs and the other members of the Class) receive maximized value for their property (their Allied Capital shares)) would use under the same or similar circumstances.

81. As alleged herein, having made the decision that Allied Capital is for sale, the Individual Defendants have breached their fiduciary duties owed to Plaintiffs and the members of the Class, including, but not limited to, by failing to maximize the value that Plaintiffs and the other members of the Class will receive for their Allied Capital shares. The Individual Defendants have initiated a process to sell Allied Capital that, in addition to failing to maximize shareholder value, vests the Individual Defendants with benefits that are not shared equally by Plaintiffs and the other members of the Class. By agreeing to the Proposed Acquisition and apparently refusing to consider alternative opportunities to sell the Company, the Individual Defendants have capped the price of Allied Capital at a price that does not adequately reflect the Company's full value, particularly given the Net Asset Value of Allied Capital, Allied Capital's contribution thereof to the total value of Ares Capital after the Proposed Acquisition, and Allied Capital shareholders' minority ownership value in Ares Capital if the Proposed Acquisition is consummated. Moreover, the Individual Defendants failed to sufficiently inform themselves of Allied Capital's value and/or disregarded the actual full value of the Company in an effort to benefit themselves or otherwise. Furthermore, as evidenced by the Board's reaction and non-

reaction to the Prospect Capital offers, any alternate acquirer, in addition to facing severe hurdles designed to discourage their pursuing the acquisition of Allied Capital, will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Acquisition. In addition, the Individual Defendants have failed to fulfill their fiduciary duties to Plaintiffs and the other members of the Class by failing to disclose to Plaintiffs and the other members of the Class all material information necessary to allow Plaintiffs and the other members of the Class to make an informed decision whether or not to vote in favor of the Proposed Acquisition. The Individual Defendants have also breached their fiduciary duties of care, loyalty, candor and independence owed by each of the Individual Defendants to Plaintiffs and each of the other members of the Class.

82. Therefore, unless the Individual Defendants' conduct is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to the Plaintiffs and the other members of the Class and will continue to further a process that inhibits the maximization of shareholder value for Plaintiffs and the members of the Class and that prevents the disclosure to of material information necessary for Plaintiffs and the Class to assess and determine whether to vote in favor of the Proposed Transaction, all to the damage and detriment of Plaintiffs and the other members of the Class..

83. Plaintiffs and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board's Breaches of Fiduciary Duty against All Defendants

84. Plaintiffs incorporate and adopt by reference herein each and every allegation set forth above as if fully set forth herein.

85. The Corporate Defendants had actual knowledge of the Individual Defendants' breaches of fiduciary duty as herein alleged and had actual knowledge that their conduct as herein alleged would further and enable such breaches of fiduciary duties by the Individual Defendants. Each of the Individual Defendants had actual knowledge of each of the other Individual Defendants' breaches of fiduciary duties as herein alleged and had actual knowledge that their conduct as herein alleged would further and enable such breaches of fiduciary duties by the other Individual Defendants. The Corporate Defendants knowingly assisted, aided and encouraged the Individual Defendants' breaches of fiduciary duties in connection with the Proposed Acquisition, and the Corporate Defendants knowingly provided substantial assistance, aid and encouragement with regard thereto. The Individual Defendants' breaches of fiduciary duties as alleged above would not have occurred without the knowing assistance, aid and encouragement of the Corporate Defendants and each of the Individual Defendants. In connection with discussions and negotiations regarding the Proposed Acquisition, Ares Capital obtained sensitive non-public information concerning Allied Capital's operations and thus had the advantage to acquire the Company at a price not reflective of maximized shareholder value.

86. As a result of the conduct of the Defendants as alleged herein, Plaintiffs and the other members of the Class have been, and will in the future be, damaged by, among other things, not receiving maximized value for their Allied Capital shares and not being provided with all material information necessary to allow an informed decision regarding the disposition of their Allied Capital shares.

87. Plaintiffs and the members of the Class have no adequate remedy at law.

WHEREFORE, as to both the First Count and the Second Count, Plaintiffs demand relief, in their favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiffs as Class representative and certifying their counsel, who have been appointed as Interim Co-Lead Counsel, as class counsel;

B. Declaring and decreeing that the Proposed Acquisition was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable, and rescinding and invalidating any merger agreement or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Acquisition;

C. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of, and that results in the maximization of shareholder value for the benefit of, Allied Capital's shareholders;

E. Imposing a constructive trust, in favor of Plaintiffs and the Class upon any benefits improperly received by any of the Defendants as a result of their wrongful conduct;

F. As appropriate, an award of appropriate damages (including compensatory damages and punitive damages) against Defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

G. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and/or

H. Granting such other and further equitable relief as this Court may deem just and proper.

February 1, 2010

Respectfully submitted,

BROWER PIVEN,
A Professional Corporation

Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410)332-0030
Facsimile: (410)685-1300

TYDINGS & ROSENBERG LLP

John B. Isbister
Daniel S. Katz
100 East Pratt Street, 26th Floor
Baltimore, Maryland 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460

Interim Co-Lead Counsel for Plaintiffs and the Class

Of Counsel for Plaintiffs:

Evan J. Smith
Marc Ackerman
BRODSKY & SMITH, LLC
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: (610) 667-6200
Facsimile: (610) 667-9029

Samuel K. Rosen
HARWOOD FEFFER LLP
488 Madison Avenue, 8th Floor
New York, NY 10022
Telephone: (212) 935-7400
Facsimile: (212) 753-3630

JURY DEMAND

Plaintiffs pray a jury on all issues and in all proceedings triable before a jury.

John B. Isbister

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this 1st day of February, 2010, copies of the foregoing Consolidated Amended Class Action Complaint and Jury Demand were sent via email and first class mail, postage prepaid, to the following:

Ronald C. Machen
Thomas F. Connell
Todd Hettenbach
Matthew T. Jones
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006

Charles C. Platt
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022

Attorneys for Defendant Allied Capital Corporation and the Individual Defendants

Jacqueline Perrell
Proskauer Rose LLP
Suite 400 South
1001 Pennsylvania Avenue, N.W.
Washington, DC 20004

Sarah S. Gold
Margaret A. Dale
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

Attorneys for Defendant Ares Capital Corporation and ARCC Odyssey Corporation

Donald J. Enright
Finkelstein Thompson LLP
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007

Eduard Korinsky
Juan E. Monteverde
Ian T. Matyjewicz
Levi & Korsinsky, LLP
30 Broad Street, 15th Floor
New York, NY 10004

Thomas J. Minton
Goldman & Minton, P.C.
Suite 1201
20 South Charles Street
Baltimore, MD 21201

John B. Isbister

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND

IN RE ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION,	§ § § §	**Case No.: 322639-v**

COMPARISON COPY OF CONSOLIDATED AMENDED COMPLAINT AND JURY DEMAND

Pursuant to MD Rule 2-341 (e), attached is a comparison copy of the Consolidated Amended Class Action Complaint and Jury Demand highlighting the amendments.

Dated: February 1, 2010

Respectfully submitted,

BROWER PIVEN

Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410)332-0030
Facsimile: (410)685-1300

John B. Isbister
Daniel S. Katz
TYDINGS & ROSENBERG LLP
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460

Attorneys for Plaintiff

#1222932v.1

CERTIFICATE OF SERVICE

I HEREBY CERTIFY, that on this 18 day of February, 2010, a copy of the foregoing Comparison Copy of Consolidated Amended Complaint and Jury Demand was sent via email and first class mail, postage prepaid, to the following:

Ronald C. Machen
Thomas F. Connell
Todd Hettenbach
Matthew T. Jones
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006

Charles C. Platt
Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, NY 10022

Attorneys for Defendant Allied Capital Corporation and the Individual Defendants

Jacqueline Perrell
Proskauer Rose LLP
Suite 400 South
1001 Pennsylvania Avenue, N.W.
Washington, DC 20004

Sarah S. Gold
Margaret A. Dale
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

Attorneys for Defendant Ares Capital Corporation and ARCC Odyssey Corporation

Donald J. Enright
Finkelstein Thompson LLP
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007

#1222932v.1

Eduard Korinsky
Juan E. Monteverde
Ian T. Matyjewicz
Levi & Korsinsky, LLP
30 Broad Street, 15th Floor
New York, NY 10004

Thomas J. Minton
Goldman & Minton, P.C.
Suite 1201
20 South Charles Street
Baltimore, MD 21201

John B. Isbister

#1222932v.1

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

JAMES RYAN (4014 W. Christy Drive, Phoenix AZ 85029), DAVID ALLEN (460 Lester Fordham Road, Statesboro, GA 30458-0155) and RONALD SHERMAN (10433 E. East Drive, Sun Lakes, AZ 85248), on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

WILLIAM WALTON (1919 Pennsylvania Ave., N.W., Washington, DC 20006), JOHN FIRESTONE(1919 Pennsylvania Ave., N.W., Washington, DC 20006), ANTHONY GARCIA (1919 Pennsylvania Ave., N.W., Washington, DC 20006), LAWRENCE HEBERT (1919 Pennsylvania Ave., N.W., Washington, DC 20006), LAURA VAN ROIJEN (1919 Pennsylvania Ave., N.W., Washington, DC 20006), BROOKS BROWNE (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ALEX POLLOCK (1919 Pennsylvania Ave., N.W., Washington, DC 20006), MARC RACICOT (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ANN BATES (1919 Pennsylvania Ave., N.W., Washington, DC 20006), EDWARD MATHIAS(1919 Pennsylvania Ave., N.W., Washington, DC 20006), ROBERT LONG(1919 Pennsylvania Ave., N.W., Washington, DC 20006), JOAN SWEENEY (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ALLIED CAPITAL CORPORATION (1919 Pennsylvania Ave., N.W., Washington, DC 20006), ARES CAPITAL CORPORATION (280 Park Avenue, 22nd Floor, Building East, New York, NY 10017) and ARCC ODYSSEY CORP. (280 Park Avenue, 22nd Floor, Building East, New York, NY 10017)

Defendants.

No:

CLASS ACTION COMPLAINT

JURY TRIAL REQUESTED

Plaintiffs, by their attorneys, allege upon information and belief, except for their own acts, which are alleged on knowledge, as follows:

1. Plaintiffs bring this action against Defendant Allied Capital Corporation ("Allied") and against its board of directors (the "Board") seeking equitable relief for their violations of Rule 14a-9(a) promulgated under the Securities Exchange Act of 1934 ("Rule 14a-9"), breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Defendants Ares Capital Corporation and ARCC Odyssey Corp. (collectively "Ares") by means of an unfair process and for an unfair price of 0.325 Ares shares for every Allied share (the "Proposed Transaction").

PARTIES

2. Plaintiffs are, and have been at all relevant times, the owners of at least 34,000 shares of common stock of Allied.

3. Allied is a corporation organized and existing under the laws of the State of Maryland. It maintains its principal corporate offices at 1919 Pennsylvania Avenue, N.W., Washington, District of Columbia, and is a private equity firm specializing in investments in small and middle market companies. The Company generally invests in buyouts, acquisitions, recapitalizations, note purchases, mezzanine, growth capital, middle market equity, and debt investments. It provides debt financing in the form of first lien senior loans; junior debt including second lien loans, subordinated debt, and mezzanine debt; and unitranche loans. The Company prefers to invest in business services, financial services, consumer products, healthcare services, energy services, industrial products, retail, and consumer services sectors. It seeks to invest in private companies based in the United States. The Company seeks to invest between $10 million and $150 million in debt transactions. It provides equity capital, typically in conjunction with a

debt investment for management buyouts of companies with enterprise value between $50 million and $500 million. The Company seeks control and non-control equity stakes in the portfolio companies.

4. Defendant William Walton ("Walton") has been the Chairman of the Board of the Company since 2009.

5. Defendant John Firestone ("Firestone") has been a director of the Company since 1993.

6. Defendant Anthony Garcia ("Garcia") has been a director of the Company since 1991.

7. Defendant Lawrence Hebert ("Hebert") has been a director of the Company since 1989.

8. Defendant Laura Van Roijen ("Roijen") has been a director of the Company since 1992.

9. Defendant Brooks Browne ("Browne") has been a director of the Company since 1990.

10. Defendant Alex Pollock ("Pollock") has been a director of the Company since 2003.

11. Defendant Marc Racicot ("Racicot") has been a director of the Company since 2005.

12. Defendant Ann Bates ("Bates") has been a director of the Company since 2003.

13. Defendant Edward Mathias ("Mathias") has been a director of the Company since 2008.

14. Defendant Robert Long ("Long") has been a director of the Company since 1972.

15. Defendant Joan Sweeney ("Sweeney") has been Chief Operating Officer and a director of the Company since 2004.

16. Defendants referenced in ¶¶ 4 – 15 are collectively referred to as Individual Defendants and/or the Allied Board. The Individual Defendants as officers and/or directors of Allied, have a fiduciary relationship with Plaintiffs and other public shareholders of Allied and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

17. Defendant Ares Capital Corporation is a Maryland corporation with its headquarters located at 280 Park Avenue, 22nd Floor, Building East, New York, NY that is a business development company. The firm specializes in acquisition, recapitalization, and leveraged buyout transactions of middle market companies.

18. Defendant ARCC Odyssey Corp. is a Maryland corporation wholly owned by Ares Capital Corporation and created for the purposes of effectuating the Proposed Transaction.

JURISDICTION AND VENUE

19. This Court has subject matter jurisdiction under 28 U.S.C. § 1331 (federal question jurisdiction), as this Complaint alleges violations of Rule 14a-9. This Court has jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

20. Alternatively, this Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332(a) (2) because complete diversity exists between Plaintiff and each Defendant, and the amount in controversy exceeds $75,000, exclusive of interest and costs.

21. Venue is proper because Defendants reside, are found, have agents, and regularly transact business in this District as provided in 28 U.S.C. § 1391(b) and (c).

22. This Court has personal jurisdiction over the Defendants because they are located in, transacted business in, or had substantial contacts with this District.

INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

23. By reason of Individual Defendants' positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs, the Company, and the public shareholders of Allied and owe them the duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

24. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Allied, are obligated to refrain from:

(a) participating in any transaction where the directors or officers' loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the Company and its public shareholders.

25. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed Plaintiffs and other public shareholders of Allied, or are aiding and abetting others in violating those duties.

26. Defendants also owe the Company's shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders' equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all

material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants' breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

27. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

28. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Ares to attempt to eliminate the public shareholders' equity interest in Allied pursuant to a defective sales process and materially deficient disclosures, and (ii) permit Ares to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

29. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants' acts of aiding and abetting included, *inter alia*, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

30. Plaintiffs bring this action on their own behalf and as a class action on behalf of all owners of Allied common stock and their successors in interest, except Defendants and their affiliates (the "Class").

31. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of October 27, 2009, Allied has approximately 179.10 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

(ii) Are the Individual Defendants, in connection with the Proposed Transaction of Allied by Ares, pursuing a course of conduct that is in violation of their fiduciary duties;

(iii)Hav e the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

(iv) Have Allied and Ares aided and abetted the Individual Defendants' breaches of fiduciary duty;

(v) Is the Class entitled to injunctive relief or damages as a result of Defendants' wrongful conduct; and

(vi) Have Defendants misrepresented or omitted material facts in the joint preliminary proxy filed as part of Defendant Ares' registration statement on SEC Form N-14 on December 16, 2009.

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs' claims are typical of those of the other members of the Class.

(e) Plaintiffs have no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

32. In a press release dated October 26, 2009, the Company announced that it had entered into a merger agreement with Ares, stating:

> New York, NY—October 26, 2009—Ares Capital Corporation (NASDAQ: ARCC) and Allied Capital Corporation (NYSE: ALD) announced today that they have entered into a definitive agreement under which Ares Capital will acquire Allied Capital in an all stock transaction currently valued at $648 million, or approximately $3.47 per Allied Capital share. This represents a 27.3% premium to Allied Capital's closing stock price on Friday, October 23, 2009. The Boards of Directors of both companies have each unanimously approved the transaction.
>
> Under the terms of the transaction, Allied Capital stockholders will receive 0.325 Ares Capital shares for each Allied Capital share, resulting in approximately 58.3 million Ares Capital shares being issued in exchange for the approximately 179.4 million

> outstanding Allied Capital shares. Following the transaction, Ares Capital stockholders will own approximately 65% of the combined company and Allied Capital stockholders will own approximately 35%. The combined company will remain externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC and will remain headquartered in New York. Bennett Rosenthal, Michael Arougheti and Richard Davis will remain in their current roles as Ares Capital's Chairman, President and Chief Financial Officer, respectively. It is expected that one member of Allied Capital's Board will be nominated to serve on Ares Capital's Board.
>
> Consummation of the acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010.

33. On October 30, 2009 the Company filed a Form 8-K with the United States Securities and Exchange Commission ("SEC") wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the "Merger Agreement"). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

34. Based on the $10.69 per share closing price of Ares stock on October 23, 2009, the last trading day prior to the announcement, the Proposed Transaction valued Allied at approximately $3.47 per share for a total transaction value of approximately $648 million. In the few months prior to the Proposed Transaction, Allied stock had been trading well in excess of this $3.47 value. In fact, as recently as August 3, 2009, Allied's stock traded at $4.10 per share, and it traded as high as $7.87 in November 2008. Moreover the Company has a book value of approximately $6.70 per share. In addition, Wall Street analysts have set a mean price target for Allied Capital stock at $3.75 per share with at least one analyst setting a $4.50 price target.

35. In addition, the average price of Ares stock for the six-month period prior to the announcement is approximately $8.77 which would imply a share value for Allied of only $2.85 per share.

36. Thus, the consideration Allied shareholders are to receive is inadequate.

37. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a *fait d'accompli*.

38. First, the Merger Agreement contains a strict "no shop" provision prohibiting the members of the Allied Board from soliciting proposals relating to alternative tender offers or business combinations which may increase shareholder value. The Merger Agreement also includes a strict "standstill" provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to alternative business combinations. In addition to the "no shop" and "standstill" provisions, the Merger Agreement includes a $30 million termination fee should the Board choose to accept a superior deal.

39. Section 6.7(c) of the Merger Agreement severely restricts the Board's ability to enter into discussions and negotiations involving a competing unsolicited bid requiring the Board to (i) determine after consulting with the Company's outside legal counsel and financial advisors that the competing bid would reasonably be expected to result in a superior proposal; (ii) determine that the failure to take such action would violate its fiduciary duties; (iii) give Ares notice to the effect that the Company entering into discussions or negotiations with another bidder; (iv) receives from the bidder an executed confidentiality agreement; and (v) provide to Ares copies of any information provided to the other party that Ares does not already have.

40. Further, Section 6.7(d) provides a very limited exception under which the Board may recommend an alternative acquisition proposal, requiring the Board to (i) provide Ares with written notice that the Company has received a superior proposal, specifying the material terms and conditions of the superior proposal and the identify the bidder making such a superior proposal, (ii) provide Ares with a five (5) calendar day period during which the Ares may propose a modification to the Merger Agreement for the purpose of causing the alternative acquisition proposal to no longer be a superior proposal.

41. Thus, even if the Allied Board receives an intervening bid that appeared to be superior to Ares's offer, it is precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is "superior." Consequently, this provision prevents the Allied Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Allied Board first determines that the proposal is superior.

42. Despite these onerous provisions, the Allied Board did, in fact, receive a competing and far superior offer – an offer which it rejected.

THE COMPETING OFFER

43. On January 19, 2010, Allied filed an 8-K with the SEC attaching a press release it had issued that same day. That press release noted the Board of Directors of Allied had "unanimously rejected an unsolicited non-binding offer from Prospect Capital Corporation ["Prospect"] to acquire all of the issued and outstanding shares of [Allied] in a stock-for-stock merger." ("Prospect Offer").

44. An Associated Press article discussing the Prospect Offer noted it was "valued at about $900 million," while the Proposed Transaction was "valued at $648 million."

45. However, Allied rejected the Prospect Offer. Its January 19, 2010 press release asserted the terms of the Prospect Offer "would imply a small premium to the value of the exchange ratio provided for in the merger with Ares Capital" and that the reasons for its rejection of the Prospect Offer stemmed from "significant risks relating to, among other things, the ability for the combined company to maintain dividend payments post-closing and to access the capital markets on favorable terms to provide for further growth of the business and certainty of closing."

46. The next day, Allied filed another 8-K disclosing a letter its Board of Directors had received from the CEO of Prospect criticizing "the cavalier manner in which you dealt with our *bona fide* offer is a continuation of your stonewalling over the last nine months in the face of our numerous expressions of serious interest in acquiring Allied." The letter went on to assert that the previous day's 8-K "misleadingly fails to disclose several material facts—made clear in our offer—that directly refute your stated reasons for rejecting our offer out of hand." The letter articulated these misrepresentations as follows:

- **Superior Current Value.** Contrary to your assertion that we are offering only a "small premium" to the Ares merger, our offer provides significantly superior current value for Allied shareholders. More specifically, based on an after-market trading price of $12.93 per share of Prospect common stock on January 19, 2010, Prospect's offer represents a value of $4.98 per share of Allied common stock, which is an approximately 10% premium to the $4.53 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $13.94 after-market trading price of Ares common stock price on January 19, 2010).

- **Superior Dividend Payments.** You have asserted without any support that Prospect's offer presents "significant risks" relating to the combined company's ability to maintain dividend payments. In fact, Ares cut its dividend in 2009 by 17% while Prospect has increased its dividend in each of the 21 quarters since its 2004 initial public offering. Prospect pays a $0.40875 per share dividend, compared to $0.35 per share for Ares. Based on our proposed exchange ratio of 0.385 of a share of Prospect common stock for each share of Allied common stock, our offer would provide Allied shareholders with a dividend of $0.157 per share of Allied common stock as compared with a dividend of $0.114 per share of Allied common stock under the Ares merger.

- **Superior Access to Additional Debt and Equity Capital**. Contrary to your professed concern that Prospect's offer poses "significant risks" concerning future access to the capital markets, we believe that based on Prospect's track record, a Prospect/Allied combination would provide Allied shareholders with superior access to debt and equity capital markets. Prospect has successfully completed 13 equity offerings since 2004, including ten offerings aggregating more than $350 million since the inception of the credit dislocation in mid-2007 and six equity offerings aggregating more than $200 million during 2009. Unlike Ares, Prospect increased both its credit facility size and its number of lenders over the last year.

- **Superior Leverage Profile.** In addition, your Form 8-K fails to acknowledge the point made in our offer that Prospect currently has a debt/equity ratio of less than 0.1x, which, pro forma for the proposed Prospect/Allied combination, would provide significant de-leveraging for Allied shareholders. Ares, by comparison, has a debt/equity ratio of approximately 0.7x, which Prospect believes makes an Ares/Allied combination riskier for Allied's shareholders. Further, Prospect enjoys investment grade ratings with Standard and Poor's and Moody's for Prospect's corporate rating and credit facility rating, respectively, which we believe Allied's lenders and shareholders would view positively.

47. The letter also noted that Prospect had "relied solely on Allied's public documents in making the offer" and went on to note that "[t]o the extent that you can provide us, which your agreement with Ares allows you to do, with information that demonstrates that a higher valuation of Allied is justified, we would be prepared to discuss an increase in the consideration to be paid in our offer."

48. By summarily rejecting the Prospect Offer despite the manifestly superior consideration being offered, and by falsely describing is as not being superior to the Proposed Transaction without the benefit of any genuine due diligence, the Allied Board has acted utterly

unreasonably and has breached its fiduciary duties of care and loyalty, and have pursued the Board members' own interests in the Ares transaction to the detriment of Allied shareholders.

49. Similarly, by failing to use the Prospect Offer as leverage to garner a higher price for the Proposed Transaction, the Allied Board breached its fiduciary duties of care and loyalty, and pursued the Board members' own interests in the Ares transaction to the detriment of Allied shareholders.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE REGISTRATION AND JOINT PROXY STATEMENT

50. On December 16, 2009, Ares filed a Form N-14 Registration Statement with the SEC in connection with the Proposed Transaction, which specifically notes it also "constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934." This document is referred to herein as the "Registration and Joint Proxy Statement."

51. The Registration and Joint Proxy Statement contains an opinion from Bank of America/Merrill Lynch Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch") purportedly containing BofA Merrill Lynch's "opinion as to the fairness, from a financial point of view, to the holders of Allied Common Stock of the Exchange Ratio provided for in the Transaction." It also contains an opinion from Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), which purportedly provides Sandler O'Neill's "opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Allied Common Stock."

52. The Registration and Joint Proxy Statement fails to provide the Company's shareholders with material information and/or provides them with materially misleading information, thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

53. For example, the Registration and Joint Proxy Statement fails to disclose the information disclosed in Prospect's January 20th letter: that is, that Prospect had made "numerous expressions of serious interest in acquiring Allied" over the previous nine months, while discussions concerning the Proposed Transaction were ongoing.

54. Similarly, the Registration and Joint Proxy Statement failed to disclose Allied's discussions with Prospect created the possibility of significantly greater consideration for Allied shareholders than those shareholders would receive from the Proposed Transaction. Indeed, the Company does not appear to have disclosed that a competing offer with the prospect of a greater premium had been made until that offer had been summarily rejected.

55. Even now, Allied's disclosures of the Prospect Offer have been (at best) minimal; Allied has still failed to disclose significant details related to the Prospect Offer, including the history, details, and potential effects of the Prospect Offer on the Proposed Transaction.

56. Moreover, the Registration and Joint Proxy Statement fails to disclose management's projection of future income and cash flow (under both the "stand-alone" and refinancing transaction scenario) ("Company Projections"), which serve as the foundation of the conclusions of both BofA Merrill Lynch and of Sandler O'Neill.

57. Indeed, both BofA Merrill Lynch and Sandler O'Neill concede that they took on face value, without further investigation, the projections management prepared for their use. Even more surprisingly, BofA Merrill Lynch states in the N-14 that "[t]he EPS estimates used by BofA Merrill Lynch to calculate the indicative share values set forth above under the columns entitled '2009 EPS (MGMT)' and '2010E EPS (Mgmt)' were prepared by Allied Capital's management solely for purposes of BofA Merrill Lynch's analysis and do not purport to

represent the opinion of Allied Capital's management as to Allied Capital's EPS for 2009 and 2010."

58. It is impossible for a reasonably informed person to adequately evaluate the correctness of BofA Merrill Lynch and Sandler O'Neill's valuations of Allied without knowledge of the Company Projections. Indeed, without the Company Projections, the many questions critical to evaluating the Proposed Merger (e.g. the value of synergies, the effect of the imposition of large management and incentive fees by Ares Capital Management following the merger, etc.) are largely unanswerable.

59. This is particularly true in light of the background of the Proposed Transaction. In August 2009, Allied restructured its then-significant debt load (at a higher cost of capital) with the knowledge that its debt would need to be greatly reduced in the near future. To that end, on October 30, 2009, Allied sold its interest in Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) to Ares for $165 million in cash. Evaluating the effects of these economic times, of fair market accounting of Allied's assets, and of Allied's debt restructuring would be a formidable task, and the interplay of these forces on the future of Allied would, in large part, be embodied in the Company Projections.

60. Thus, the Registration and Joint Proxy Statement should disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by BofA Merrill Lynch so that shareholders can properly assess the credibility of the various analyses performed by BofA Merrill Lynch and relied upon by the Board in recommending the Proposed Transaction.

61. In particular, the Registration and Joint Proxy Statement is deficient and should provide, *inter alia*, the following:

(i) The Company Projections,

(ii) The financial projections and forecasts of Ares relied upon by BofA Merrill Lynch in rendering its fairness opinion.

(iii) The financial metrics used by BofA Merrill Lynch in its *Relative Contribution Analysis*, including the net income, net investment income, and dividends forecasts for both Allied and Ares for years 2010, 2011, and 2012 used in the analysis, and the total assets and net asset value forecasts of Allied and Ares as of December 31, 2009 used in the analysis.

(iv) The criteria utilized by BofA Merrill Lynch to select the companies used in its *Selected Publicly Traded Companies Analysis of Allied.*

(v) The multiples observed for each company (or at least the high/median/mean/low range) in the *Selected Publicly Traded Companies Analysis of Allied* and the criteria used by BofA Merrill Lynch to select the reference ranges (0.4 to 0.6 NAV; 6.0x to 9.0x 2009 EPS; and 5.0x to 8.0x 2010 EPS) applied to Allied's corresponding financial data for each multiple.

(vi) The 2009 EPS and 2010E EPS estimates of Allied selected by BofA Merrill Lynch to use in its *Selected Publicly Traded Companies Analysis of Allied* and the criteria used to select such numbers out of the several estimates provided to them by Allied management.

(vii) The reasons BofA Merrill Lynch used only one transaction in the *Selected Precedent Transaction Analysis of Allied* and the criteria used to select that transaction.

(viii) Allied's NAV per share and 2009E EPS used by BofA Merrill Lynch in its *Selected Precedent Transaction Analysis of Allied,* and the criteria used by BofA Merrill Lynch select the 2009E EPS out of the several estimates provided to them by Allied management, as well as the source of those estimates (i.e. which sets of forecasts these estimates came from).

(ix) The key inputs used in the *Discounted Cash Flow Analysis of Allied*, including:

(a) The timing and amount of dividends projected to be paid by Allied in the status quo and 2010 refinancing scenarios.

(b) The timing and amounts of payments projected to be made in the liquidation scenario.

(c) The timing and amounts of dividends projected to be paid by Ares in the merger scenario.

(d) The criteria used by BofA Merrill Lynch to select the discount rates used in the analysis, i.e. the specific information that BofA Merrill Lynch "deemed relevant" when selecting these discount rates.

(e) The data set (of the trading history of Allied and Ares common stock) used by BofA Merrill Lynch to select the dividend yield range of 9% to 11%.

(x) The criteria utilized by BofA Merrill Lynch to select the companies used in its *Selected Publicly Traded Companies Analysis of Ares.*

(xi) The multiples observed for each company (or at least the high/median/mean/low range) in the *Selected Publicly Traded Companies Analysis of Ares* and the criteria used by BofA Merrill Lynch to select the reference ranges (0.9 to 1.1 NAV; 7.0x to 9.0x 2009 EPS; and 6.0x to 8.0x 2010 EPS) applied to Ares' corresponding financial data for each multiple.

(xii) The 2010E EPS estimates of Ares selected by BofA Merrill Lynch to use in its *Selected Publicly Traded Companies Analysis of Ares* and the criteria used to select such number out of the several estimates provided to them by Ares management, as well as the source of those estimates (i.e. which sets of forecasts these estimates came from).

(xiii) The key inputs used in the *Discounted Cash Flow Analysis of Ares*, including:

(a) The timing and amount of dividends projected to be paid by Ares.

(b) The criteria used by BofA Merrill Lynch to select the discount rates of 11% to 13% used in the analysis, i.e. the specific information that BofA Merrill Lynch "deemed relevant" when selecting these discount rates.

(c) The data set (of the trading history of Ares common stock) used by BofA Merrill Lynch to select the dividend yield range of 11% to 13%.

62. In addition, the Registration and Joint Proxy Statement should disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Sandler O'Neill, so that shareholders can properly assess the credibility of the various analyses performed by Sandler O'Neill and relied upon by the Board in recommending the Proposed Transaction. In particular, the Registration and Joint Proxy Statement is deficient and should provide, *inter alia*, the following:

(i) The Company Projections and the financial projections and forecasts Ares relied upon by Sandler O'Neill in rendering its fairness opinion.

(ii) The criteria utilized by Sandler O'Neill to select the companies used in its *Comparable Company Analysis.*

(iii) The multiples observed for each company (or at least the high/mean/low range) in the *Comparable Company Analysis.*

(iv) The conclusions drawn and/or the implied per share equity range calculated by Sandler O'Neill from the *Comparable Company Analysis.*

(v) The reasons Sandler O'Neill used only one transaction in the *Analysis of Selected Merger Transactions,* the criteria used to select that transaction, and more detail as to the "trends" discussed, as well as the conclusions reached from this analysis.

(vi) The key inputs used in the *Discounted Dividend Stream and Terminal Value Analysis*, including:

(a) The criteria used by Sandler O'Neill to select price to net asset value multiples of 0.90x to 1.30x.

(b) The criteria used to select dividend yields ranging from 10.0% to 14.0%.

(c) The criteria used to select discount rates ranging from 18.0% to 22.0% in its analysis of Allied.

(d) The criteria used to select discount rates ranging from 12.0% to 16.0% in its analysis of Ares.

(vii) The amount of the dilution and accretion for December 31, 2009, 2010, 2011, and 2012 observed by Sandler O'Neill for Allied in the *Pro Forma Merger Analysis*.

63. Moreover, the Registration and Joint Proxy statement has attached a fairness opinion from J.P. Morgan Securities, Inc. ("J.P. Morgan"), purportedly providing J.P.Morgan's "opinion as to the fairness, from a financial point of view, [of the Proposed Transaction] to Ares Capital Corporation." However, the Registration and Joint Proxy Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by J.P. Morgan so that shareholders can properly assess the credibility of the various analyses performed by J.P. Morgan. In particular, the Registration and Joint Proxy Statement is deficient and should provide, *inter alia*, the following:

(i) The Company Projections and the financial projections and forecasts of Ares relied upon by J.P. Morgan in rendering its fairness opinion.

(ii) The estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger reviewed by J.P. Morgan when rendering its fairness opinion.

(iii) The criteria used by J.P. Morgan to discount Allied's NAV by $344 million in the *Net Asset Value per Share Analysis of Allied.*

(iv) The criteria utilized by J.P. Morgan to determine which companies were analogous to Allied that were used in its *Public Trading Multiples Analysis of Allied.*

(v) The multiples observed for each company in *Public Trading Multiples Analysis of Allied*, which twelve-month period was used for each company and the criteria used to select such twelve-month period, and the criteria used to select the 0.28x – 0.80x P/NAV reference range applied to Allied's NAV per share.

(vi) The reasons J.P. Morgan used only one transaction in the *Selected Transaction Analysis of Allied* and the criteria used to select that transaction.

(vii) The criteria used to select P/NAV ratios between 0.60x and 0.90x and discount rates ranging from 17% to 21% used in the *Dividend Discount Analysis of Allied.*

(viii) The criteria utilized by J.P. Morgan to determine which companies were analogous to Ares that were used in its *Public Trading Multiples Analysis of Ares.*

(ix) The multiples observed for each company in *Public Trading Multiples Analysis of Ares* and the criteria used to select the reference ranges (0.92x – 1.10x P/NAV and 9% - 15% Dividend Yield) applied to Ares' corresponding financial data for each multiple.

(x) The criteria used to select P/NAV ratios between 0.90x and 1.30x and discount rates ranging from 11% to 15% used in the *Dividend Discount Analysis of Ares.*

(xi) The reasons J.P. Morgan did not add a control premium in the *Relative Valuation Analysis.*

64. The Registration and Joint Proxy Statement also fails to describe material information concerning the sales process conducted by the Company, if any. As stated above, it fails to disclose the repeated expression of interest and attempts to enter into merger negotiations that had been made over the course of the prior eight months by Prospect, nor does it disclose that the Board had repeatedly rejected such overtures without permitting Prospect to enter into an arrangement with Allied to conduct due diligence. Moreover, the Registration and Joint Proxy Statement states that the Company explored "entering into a business combination with a financial services firm," but it fails to disclose the steps undertaken to pursue such alternative, including, for example, how many parties were contacted, the criteria used to select such parties, the discussions and negotiations held with each party, and whether any indications of interest

were submitted. It is absolutely necessary for shareholders to receive a Registration and Joint Proxy Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.

65. Further, the Registration and Joint Proxy Statement omits material information regarding the conflicts of interest BofA Merrill Lynch has in the Proposed Transaction. In particular, certain affiliates of BofA Merrill Lynch serve as a lender to Allied. On page 146 of the Registration and Joint Proxy Statement, it states that BofA Merrill Lynch and Allied restructured certain of Allied's debt obligations to BofA Merrill Lynch, and that "pursuant to the terms of the Allied Capital credit facilities, the entire outstanding indebtedness thereunder would be required to be repaid upon consummation of the merger," but it fails to disclose the amount of this indebtedness that is being repaid. In addition, the Registration and Joint Proxy Statement that "BofA Merrill Lynch and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other financial services to Allied Capital and have received or in the future may receive compensation for the rendering of these services," but it fails to disclose the amount of compensation received and the amount that may be received for such services. Lastly, the Registration and Joint Proxy Statement also states that:

> certain of BofA Merrill Lynch's affiliates are limited partners in certain private investment funds affiliated with Ares Capital. It is currently anticipated that Ares Capital's Credit Facility, under which an affiliate of BofA Merrill Lynch is an agent bank and a lender, will be amended (including, among other things, to increase its size), ***for which such affiliate would receive compensation***. It is also possible that BofA Merrill Lynch and its affiliates might be involved in refinancings of Allied Capital and Ares Capital's other outstanding credit facilities and notes ***for which they would receive compensation.***

However, the Registration and Joint Proxy Statement fails to disclose the amount of compensation that affiliates of BofA Merrill Lynch would receive from the anticipated amendments to Ares' credit facilities.

66. The Registration and Joint Proxy Statement also fails to describe material information concerning discussions and negotiations with Ares. For example, the Registration and Joint Proxy Statement:

(i) States that in early 2009, Allied and Ares discussed a "variety of potential transactions," but it fails to disclose what other transactions were discussed other than a business combination.

(ii) Fails to disclose the terms (i.e. exchange ratio/price per share) discussed and negotiated between Allied and Ares from Ares' initial inquiry in early 2009 through August 7, 2009 when the companies determined not to proceed with a transaction.

(iii) States numerous times throughout the Registration and Joint Proxy Statement that "representatives of Allied Capital's management some of whom are also members of its board of directors" attended various meetings with Ares (e.g. April 13, July 1, August 5, August 6, August 7, October 24, and October 25, 2009), but it fails to disclose which members attended such meetings.

(iv) Fails to disclose the reasons Allied determined to enter into an exclusivity period with Ares on July 27, 2009 thus precluding Allied from negotiating a business combination with other potential parties.

(v) Fails to disclose what was discussed between Ares and Allied representatives at the August 6 and August 7, 2009 meetings.

(vi) Fails to disclose a) which Allied board member attended the August 11, 2009 meeting with Ares and with advisors of Allied Capital's private noteholders, b) what was discussed at this meeting, and c) the reasons Ares and Allied determined not to recommence negotiations after this meeting.

(vii) Fails to disclose the implied per share price of Ares' October 1, 2009 offer to purchase the Company for 0.30 shares of Ares common stock for each share of Allied.

67. The Registration and Joint Proxy Statement further omits material information necessary to allow shareholders to evaluate the pros and cons associated with the other strategic alternatives, other than the sale of the Company to Ares, discussed by the Board -- information which is vital to shareholders in deciding how to vote regarding the Proposed Transaction. In particular, the Registration and Joint Proxy Statement:

(i) Fails to disclose what "structural and financing issues" caused the Board to determine not to pursue any strategic alternatives in the summer of 2008.

(ii) Fails to disclose the terms/price of a potential business combination discussed with Company X in October and November 2008, and the reasons Allied and Company X determined not to proceed with a transaction on November 8, 2008.

(iii) States, that among the strategic alternatives discussed by the Company in 2009, the Company considered "agreeing to a large investment by a strategic investor" or "converting to an operating company," but it fails to disclose the efforts undertaken to pursue each alternative reasons and the outcome of those efforts.

(iv) States that on July 24, 2009, BofA Merrill Lynch made a presentation to Allied regarding "an analysis of the strategic alternatives available" to Allied, and that at the same meeting the Board authorized management to "continue to explore other strategic alternatives discussed," but it fails to disclose what those strategic alternatives were.

(v) States that in August 2009, the Board determined to "request bids for its asset management platform" and that it "requested bids from a variety of market participants" but it fails to disclose how many participants were bids requested from, the criteria used to select such participants, how many parties submitted bids other than Ares, and the reasons the Board determined to sell the SL Fund, the Senior Debt Fund, the Knightsbridge Funds and Emporia Funds to Ares.

68. Finally, the Registration and Joint Proxy Statement also fails to disclose:

(i) The members of the Allied Capital Investment Bank Committee selected by the Board to engage financial advisors and negotiate their fees, and the criteria used to select such members; and

(ii) Which financial advisor Allied retained in early 2009 in connection with the restructuring of Allied's debt.

69. By virtue of these material omissions of fact relating to the Proposed Transaction and the Prospect Offer, the Registration Statement and Joint Proxy Statement is materially misleading, and is likely to cause Allied's shareholders to vote their shares in a different manner than they would if they were in possession of the material facts.

ADDITIONAL NONDISCLOSURES

70. On January 20, 2010, an affiliate of The Blackstone Group, GSO Capital Partners, entered into an agreement to purchase the Collateral Management Agreements of nine collateralized debt obligation (CDOs) and collateralized loan obligation (CLO) funds ("Callidus Funds") from managed by Callidus Capital Management (a portfolio company of Allied) for an undisclosed amount ("Callidus Sale")

71. The total assets of the Callidus Funds are reportedly $3.2 billion.

72. This sale may greatly affect future income and change the dynamic of the pricing for the Proposed Transaction. Absent the disclosure of the financial details of the Callidus Sale and its impact on Allied's financial projections, a shareholder cannot evaluate whether the value received in the Proposed Transaction is reasonable compared to the value of their interest in Allied on a standalone basis.

73. Allied's failure to disclose the details of the Callidus Sale is likely to cause Allied's shareholders to vote their shares in a different manner than they would if they were in possession of the material facts.

SELF-DEALING

74. By reason of their positions with Allied, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Allied, and especially the true value and expected increased future value of Allied and its assets, which they have not disclosed to Allied's public shareholders. Moreover, despite their duty to maximize shareholder value, the Defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Allied's public shareholders.

75. For example, as stated on page 165 of the Registration and Joint Proxy Statement, Allied Capital's directors have received stock options from the company, some of which are unvested. Once the Proposed Transaction is consummated, all these unvested stock option will vest and be exercisable and the directors will thus be entitled to receive Ares common stock for these previously unvested options. The Registration and Joint Proxy Statement should disclose here how many vested and unvested options are owned by each Board member and the weighted average exercise price of such options.

76. In addition, Defendant Sweeney entered into a retention agreement with Allied, pursuant to which, upon consummation of the Proposed Transaction, if Defendant Sweeney is terminated by Allied without cause or if Sweeney terminated her employment for good reason, she will be entitled to receive payments of up to $2 million.

77. In addition, Defendant Walton entered into a retention agreement with Allied, pursuant to which, upon consummation of the Proposed Transaction, if Defendant Walton is terminated by Allied without cause or if Walton terminated his employment for good reason, he will be "entitled to severance pay equal to (1) three times (one times in the event of death or disability) the average of base and bonus compensation for the preceding three fiscal years, plus

(2) a lump-sum severance amount, plus (3) a cash payment to assist in paying for certain post-termination health and welfare benefits." The Registration and Joint Proxy Statement should disclose here the dollar amount of severance payments Walton may receive here as a result of such agreement.

78. Also, upon completion of the Proposed Transaction, one member of Allied's Board will join the Ares board of directors.

79. Based on the aforementioned, the Proposed Transaction is wrongful, unfair and harmful to Allied's public shareholders, and represents an effort by Defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny Plaintiffs and the other members of the Class their rights while usurping the same for the benefit of defendants on unfair terms.

80. Accordingly, Plaintiffs seek injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I
(Breach of Fiduciary Duty Against Individual Defendants)

81. Plaintiffs repeat all previous allegations as if set forth in fill herein.

82. As Directors of Allied, the Individual Defendants stand in a fiduciary relationship to Plaintiffs and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

83. As discussed herein, the Individual Defendants have breached their fiduciary duties to Allied stockholders by failing to engage in an honest and fair sale process.

84. As a result of the Individual Defendants' breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Allied's assets.

85. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

86. Plaintiffs and the Class have no adequate remedy at law.

COUNT II
Breach of Fiduciary Duty -- Disclosure
(Against Individual Defendants)

87. Plaintiff repeats all previous allegations as if set forth in full herein.

88. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Allied's shareholders.

89. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

90. As a result, Plaintiffs and the Class members are being harmed irreparably.

91. Plaintiffs and the Class have no adequate remedy at law.

COUNT III
Aiding and Abetting
(Against Ares)

92. Plaintiffs repeat all previous allegations as if set forth in full herein.

93. As alleged in more detail above, Ares is well aware that the Individual Defendants have breached their fiduciary duties. Defendants Ares aided and abetted the Individual Defendants' breaches of fiduciary duties.

94. As a result, Allied, Plaintiffs and the Class are being harmed.

95. Plaintiffs and the Class have no adequate remedy at law.

COUNT IV
Violations of Rule 14a-9(a) promulgated under the Securities Exchange Act of 1934 (Against All Defendants)

96. Plaintiffs repeat all previous allegations as if set forth in full herein.

97. During the Relevant Period, defendants disseminated the false and misleading Registration and Joint Proxy Statement specified above which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

98. Rule 14a-9, promulgated pursuant to § 14(a) of the Securities Exchange Act of 1934, provides that no proxy statement shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material face necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 14a-9.

99. The Proxy Statements violates § 14(a) and Rule 14a-9 because it omits material facts necessary to make the statements made not misleading, as set forth in ¶¶ 50 – 69, *supra*. If Plaintiffs and the other members of the Class were in possession of the facts that have been concealed and omitted by Defendants, Plaintiffs and other members of the Class would be materially less likely to vote their shares in favor of the Proposed Transaction.

100. In the exercise of reasonable care, defendants knew or should have known that the Proxy Statement was materially false and misleading and would be relied upon by Allied shareholders in determining how to vote their shares in the upcoming vote on the Proposed Transaction.

WHEREFORE, Plaintiffs demand judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiffs as the Class representatives and their counsel as Class counsel;

(B) temporarily restraining and/or enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding Plaintiffs and the Class rescissory damages, which Plaintiffs believe may amount to as much as approximately $252 million;

(D) directing that Defendants account to Plaintiffs and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiffs the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

(F) granting Plaintiffs and the other members of the Class such further relief as the Court deems just and proper.

January 25, 2010

FINKELSTEIN THOMPSON LLP

Donald J. Enright, Esq. (MD013551)
Michael G. McLellan, Esq. (489217)
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007
Tel: (202) 337-8000
Fax: (202) 337-8090

OF COUNSEL
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq.
Juan E. Monteverde, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Filed
D.C. Superior Court
10 Mar 10 P04:57
Clerk of Court

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
CIVIL DIVISION

ELLIOT SANDLER, On Behalf of Himself and All Others Similarly Situated and Derivatively on Behalf of ALLIED CAPITAL CORPORATION,	)	
Plaintiff,	)	No. 2009 CA 008123 B (Consolidated) The Honorable Judith Bartnoff
v.	)	
WILLIAM L. WALTON, *et al.*,	)	Next Court Event: Status Conference Date: April 23, 2010
Defendants,	)	
– and –	)	
ALLIED CAPITAL CORPORATION,	)	
Nominal Defendant.	)	
MONTIE L. WIENECKI, Individually and On Behalf of All Others Similarly Situated,	)	
Plaintiff,	)	No. 2009 CA 008541 B (Consolidated)
v.	)	
ALLIED CAPITAL CORPORATION, *et al.*,	)	
Defendants.	)	

VERIFIED CONSOLIDATED AMENDED CLASS ACTION AND
<u>SHAREHOLDER DERIVATIVE COMPLAINT</u>

Plaintiffs Elliot Sandler ("Sandler"), Montie L. Wienecke ("Wienecke") and John Cook ("Cook") (collectively "Plaintiffs"), by their attorneys, allege upon personal knowledge with respect to themselves, and upon information and belief as to all other allegations based upon, *inter alia*, the investigation of counsel, as follows:

NATURE OF THE ACTION

1. This is a shareholder class and derivative action brought by shareholders of Allied Capital Corporation ("Allied" or the "Company") against the Company's Board of Directors (the "Board" or the "Individual Defendants"), arising out of the proposed sale of Allied to defendant Ares Capital Corporation ("Ares Capital") in a stock-for-stock transaction valued at approximately $648 million, or $3.47 per Allied share (the "Proposed Transaction"), as of the date of its announcement on October 26, 2009.

2. In connection with the Proposed Transaction, the Board failed to adequately discharge its fiduciary duties to the shareholders and the Company by, *inter alia*: (i) failing to adequately value the Company's shares in the Proposed Transaction; (ii) failing to ensure that adequate consideration is exchanged for the Company's shares; (iii) favoring the interests of Ares Capital and certain "insiders" over the interests of the Company's unaffiliated public shareholders; (iv) favoring its own interests in pursuing a sale of the Company, because a change in control – which the Proposed Transaction represents – may, in fact, extinguish shareholder derivative standing and thus insulate the Board from liability associated with various of the Company's accounting improprieties; and (v) failing to disclose all material information to Allied's shareholders to enable them to make an informed decision with respect to the Proposed Transaction.

3. In fact, the Board has so blindly pursued a sale of the Company to Ares Capital that it has repeatedly spurned more compelling unsolicited acquisition proposals from Prospect Capital Corporation ("Prospect"), a publicly traded business development company, on the purported ground

that the offers do not constitute, and are not likely to result in, "superior" proposals in accordance with the terms of the Merger Agreement between Allied and Ares Capital. As explained herein, the Board's professed justification is pretextual and so discordant from reality, reasonableness and good faith as to independently give rise to a claim for breach of fiduciary duty.

4. Moreover, on December 16, 2009, Ares Capital, with Allied's input and approval, issued a joint preliminary proxy statement and prospectus on Form N-14, subsequently amended at various times, including by the definitive form of such document filed on February 12, 2010 (collectively, the "Proxy"), to solicit shareholder approval of the Proposed Transaction. As detailed herein, the Proxy omits, and in some cases misrepresents, material information concerning, among other things: (i) the process resulting in the Proposed Transaction; (ii) the value and prospects of Allied; (iii) the financial analyses conducted by Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BofA") and Sandler O'Neill & Partners L.P. ("Sandler O'Neill"), Allied's financial advisors in connection with the Proposed Transaction, as well as material information concerning the terms of their current and prior engagements; (iv) the financial analyses conducted by J.P. Morgan Securities, Inc. ("J.P. Morgan"), Ares Capital's financial advisor in connection with the Proposed Transaction; and (v) the fact that the Proposed Transaction may extinguish derivative standing.

5. In addition, as Prospect has exposed, the Board has also made misleading statements in the Proxy concerning Prospect's previous attempts to engage in discussions with the Board concerning a potential transaction, as well as in connection with the Board's repeated rejection of Prospect's recent unsolicited acquisition proposals. The Board's refusal to ensure that Allied shareholders have received accurate information about Prospect's proposals constitutes a breach of fiduciary duty that not only threatens the shareholders' voting franchise but also the Company's potential for remaining a standalone entity.

6. Accordingly, this action seeks equitable relief compelling the Board to properly exercise its fiduciary duties to the shareholders and to enjoin the close of the Proposed Transaction to prevent irreparable harm to them.

THE PARTIES

7. Plaintiff Sandler is, and at all relevant times has been, the owner of Allied common stock continuously since prior to the wrongs complained of herein.

8. Plaintiff Wienecke is, and at all relevant times has been, the owner of Allied common stock continuously since prior to the wrongs complained of herein.

9. Plaintiff Cook is, and at all relevant times has been, the owner of Allied common stock continuously since prior to the wrongs complained of herein.

10. Nominal defendant Allied is a Maryland company whose principal executive offices are located in Washington, DC. The Company primarily invests in private middle market companies in a variety of industries through long-term debt and equity capital instruments. Since its founding in 1958, Allied has invested more than $14 billion in thousands of companies nationwide. The Company's common stock is publicly traded on the New York Stock Exchange under the symbol "ALD."

11. The Individual Defendants are, and at all relevant times were, members of the Board:

(a) Defendant Ann Torre Bates ("Bates") has been a director of Allied since 2003. Since 1997, she has served as a strategic and financial consultant. From 1995 to 1997, Bates served as Executive Vice President, Chief Financial Officer and Treasurer of NHP, Inc., a national real estate services firm. Bates serves as a director of SLM Corp. (Sallie Mae), Franklin Mutual Series and Franklin Mutual Recovery. She is a Class II director whose term expires in 2012.

(b) Defendant Brooks H. Browne ("Browne") has been a director of Allied or one of its predecessors since 1990. Browne has been a private investor since 2002. From 1993 to 2002, he served as President of Environmental Enterprises Assistance Fund and, from 1991 to 2006, he served as a director of same. He is a Class III director whose term expires in 2010.

(c) Defendant John D. Firestone ("Firestone") has been a director of Allied or one of its predecessors since 1993. Firestone has served as a Partner of Secor Group, a venture capital firm, since 1978. He has also served as a director of Security Storage Company of Washington, D.C. since 1978. He is a Class I director whose term expires in 2011.

(d) Defendant Anthony T. Garcia ("Garcia") has been a director of Allied or one of its predecessors since 1991. He has been a private investor since March 2007. Previously, Garcia served as President of Finance of Kirusa, a developer of mobile services, from January to March 2007; was a private investor from 2003 through 2006; and served as Vice President of Finance of Formity Systems, Inc., a developer of software products for business management of data networks, from 2002 through 2003. The bulk of his career was spent as Senior Vice President of Lehman Brothers Inc., where he served in that capacity from 1985 to 1996. He is a Class I director whose term expires in 2011.

(e) Defendant Lawrence I. Hebert ("Hebert") has been a director of Allied or one of its predecessors since 1989 and has served as a member of the Board's Executive Committee. Hebert serves as Chairman of the Board for Dominion Advisory Group, LLC, a provider of risk management services for financial institutions, and previously served in various executive-level capacities at Riggs Bank N.A., and, later, PNC Bank, N.A. He also served in various executive-level capacities at Allbritton Communications Company. He is a Class I director whose term expires in 2011.

(f) Defendant Edward J. Mathias ("Mathias") has been a director of Allied since 2008 and is a Managing Director and Partner of The Carlyle Group, a global private equity firm headquartered in Washington, D.C. Previously, Mathias served as a member of the Management

Committee and Board of Directors of T. Rowe Price Associates, Inc., a major investment management organization. He is a Class II director whose term expires in 2012.

(g) Defendant Alex J. Pollock ("Pollock") has been a director of Allied since 2003 and has served as a member of the Board's Executive Committee. Pollock served as President and Chief Executive Officer ("CEO") of the Federal Home Loan Bank of Chicago from 1991 to 2004. He is a Class II director whose term expires in 2012.

(h) Defendant Marc F. Racicot ("Racicot") has been a director of Allied since 2005. Racicot served as President and CEO of the American Insurance Association from August 2005 until February 2009. From 2001 to 2005, he was an attorney at the law firm of Bracewell & Giuliani, LLP. He is a former Governor (1993 to 2001) and Attorney General (1989 to 1993) of the State of Montana. He is a Class I director whose term expires in 2011.

(i) Laura W. van Roijen has been a director of Allied or one of its predecessors since 1992. She served as a Vice President at Citicorp from 1982 to 1992 and has served as a private investor since 1992. She is a Class I director whose term expires in 2011.

(j) Defendant William L. Walton ("Walton") has been a director of Allied or one of its predecessors since 1986 and presently serves as the Company's Chairman of the Board and as an executive officer. From 1997 until March 2009, Walton served as Allied's Chairman, President, and CEO. Previously, he served as Senior Vice President of Lehman Brothers Kuhn Loeb Inc.'s Mergers and Acquisition group. Walton is classified as an "interested director." He is a Class III director whose term expires in 2010.

(k) Defendant Robert E. Long ("Long") has been a director of Allied or one of its predecessors since 1972 and has served as a member of the Board's Executive Committee. He has served as the CEO and a director of GLB Group, Inc., an investment management firm, since 1997, and as President of Ariba GLB Asset Management, Inc., the parent company of GLB Group, Inc., since 2005. Long's son is Managing Director of Allied, and Long is classified as an "interested director." He is a Class III director whose term expires in 2010.

(l) Defendant Joan M. Sweeney ("Sweeney") has been a director of Allied since 2004 and has been employed by Allied since 1993. She is Managing Director and Senior Advisor to the CEO, and is employed as the Chief Operating Officer. Previously, she was employed by Ernst & Young, Coopers & Lybrand, and the Division of Enforcement of the U.S. Securities and Exchange Commission ("SEC"). She is classified as an "interested director." She is a Class III director whose term expires in 2010.

(m) Defendant John M. Scheurer ("Scheurer") has been a director of Allied since 2009 and presently serves as the Company's CEO and President. Scheurer has been employed by Allied Capital since 1991 in various executive-level capacities, including as Managing Director and Head of Commercial Real Estate Finance and, from 1993 until 1997, as President of Allied Capital Commercial Corporation, an Allied predecessor. He is a Class II director whose term expires in 2012.

12. Defendant Ares Capital, a Maryland corporation, is a specialty finance company that is a closed-end, non-diversified management investment company which primarily invests in U.S. middle market companies. It is named herein as an aider and abettor of the Individual Defendants' breaches of fiduciary duty, detailed herein.

13. Defendant ARCC Odyssey Corporation, a Maryland corporation and a wholly-owned subsidiary of Ares Capital, was formed by Ares Capital to effectuate the Proposed Transaction and, unless otherwise noted, is referred to herein at all relevant times as Ares Capital.

SUBSTANTIVE ALLEGATIONS[1]

14. On October 26, 2009, Allied and Ares Capital issued a joint press release announcing their entry into the Proposed Transaction, pursuant to which Ares Capital proposed to acquire each share of Allied common stock in an all stock transaction valued at $648 million, or approximately $3.47 per Allied Capital share. Under the terms of the Proposed Transaction, Allied shareholders will receive 0.325 Ares Capital shares for each Allied share. At the time of the Proposed Transaction's announcement, Allied shareholders were expected to own approximately 35% of the combined company, while Ares Capital's shareholders would own the other 65%; in recent weeks, Allied shareholders are expected to own approximately 5% less of the combined company after giving effect to Ares Capital's recent equity offering. The shareholder vote on the Proposed Transaction is scheduled for March 26, 2010, and the deal itself is expected to close by the end of the first quarter of 2010. At least one member of the Board will be nominated to serve on Ares Capital's Board of Directors after the Proposed Transaction is consummated.

15. Although Defendant Scheurer commented in the press release that "[t]hrough this transaction we expect to create a stronger company that is well positioned for future growth in a market which presents tremendous investment opportunities," it is clear that Ares Capital simply intends to reposition Allied's assets and, in the process, profit from them. In this regard, the press release provides, in pertinent part, as follows:

> Ares Capital expects to reposition Allied Capital's portfolio into higher yielding assets and to seek to lower its financing costs. Ares Capital believes that it will be in a position to provide additional capital for portfolio company growth in order to optimize portfolio returns while mitigating the need for asset divestitures. Ares Capital expects the transaction to be accretive to both its net asset value and its core earnings per share in the first year. At closing, Ares Capital expects the combined company's debt to equity ratio to be in a range of 0.65x to 0.75x.

---

1 All emphasis is added unless otherwise noted.

16. According to the press release, the Proposed Transaction "meaningfully expands the breadth of Ares Capital's relationship network, particularly within the private equity community" and "would also significantly strengthen Ares Capital's middle-market asset management platform, Ivy Hill Asset Management, L.P."

17. Moreover, in a side-agreement brokered contemporaneously with the Proposed Transaction, Ares Capital acquired Allied's interests in Senior Secured Loan Fund LLC (the "SL Fund") for $165 million in cash – a transaction that closed on or about October 30, 2009. With approximately $3.6 billion of committed capital, the SL Fund was formed in December 2007 to invest in "unitranche" securities of middle-market companies. As of September 30, 2009, the SL Fund held unitranche loans totaling approximately $921 million – $21 million ***more*** than the Company had estimated at the time that this side-agreement was disclosed (which announcement occurred contemporaneously with the public announcement of the Proposed Transaction). This side-agreement apparently did not require shareholder approval and, in essence, allowed Ares Capital to acquire a significant asset from the Company without regard for whether the Proposed Transaction closes or the shareholders themselves would actually approve of the divestiture.

18. Notwithstanding the fact that Ares Capital will obtain extensive benefits from the Proposed Transaction to the detriment of Allied and its shareholders – whose interests will be substantially minimized, and voting power substantially diminished – the trading price and volume of the Company's common stock in the wake of the Proposed Transaction's announcement suggests that the market believes that Allied's shares are significantly undervalued therein. For example, on October 26, 2009, the day of the announcement, Allied stock closed at $3.61 per share on volume of more than 21 million shares traded – 14 cents ***higher*** than the value of the consideration offered to shareholders in the Proposed Transaction, on trading volume exceeding the average by 15 times.

Moreover, Allied's common stock has traded as high as $3.56 per share as recently as September 23, 2009, and, before that, closed as high as $4.05 per share as of July 30, 2009.

19. Allied's prospects and recent financial results also suggest that the Proposed Transaction undervalues its shares, which further suggests that the Board either failed to adequately inform itself of the Company's true value or disregarded such value in unanimously approving the Proposed Transaction.

20. For example, on August 10, 2009, Allied announced improving financial results for the second quarter ended June 30, 2009, including a dramatically lower net loss for the quarter than the Company had reported during the same quarter the year before. Specifically, Allied reported a net loss of $29.1 million, or $0.16 per share, compared with a net loss of $102.2 million, or $0.59 per share, for the same quarterly period in 2008.

21. During the Company's August 10, 2009 earnings conference call, the Company noted that "[w]hile the economic environment remains challenging, we're generally satisfied with the operating performance of the majority of our portfolio companies." In addition, it noted that "[w]e have focused our efforts on a number of key investments to maintain or grow value for our shareholders as these businesses adapt and improve their performance. Our deal terms are intensely focused on this and we have firm-wide effort at realizing the potential for each investment." The Company added, "[h]elping portfolio companies through rough patches is part of our business and have nearly 50 years of experience doing just that." In fact, the Company expressed its belief that "there are potential opportunities to expand in Asset Management in areas such as middle market credit and commercial real estate. We continue to evaluate opportunities for this part of the business."

22. Moreover, as announced on September 1, 2009, Allied comprehensively restructured its private notes and bank facility, improving liquidity and the Company's future prospects.

Commenting on the restructuring, Defendant Scheurer took a highly positive tone, stating, in pertinent part, as follows:

> "We believe the new debt agreements provide significant financial covenant relief and result in a reasonable maturity profile. With this restructuring now behind us, we will continue to focus on de-levering the balance sheet and executing our business strategy to move the company forward and rebuild shareholder value. This is important not only for our shareholders, but also for the thousands of middle market businesses in the US, many of which are facing significant capital needs and look to companies like Allied Capital for their financing . . . ."

23. Furthermore, the Proxy discloses that "[t]he net asset value per share of Allied Capital common stock, as of September 30, 2009, ***was $6.70, an amount higher than the implied market value of the merger consideration***." This means that the Company's net asset value per share was approximately 48.2% greater than the implied value of the consideration payable in connection with the Proposed Transaction (as of its announcement). In addition, on January 8, 2009, the price of Allied common stock closed at $4.06 per share, which reflects the market's growing realization that the Company's prospects are indeed favorable.

24. At an investor conference call held on November 5, 2009, analyst David Rothchild of Raymond James stated, without objection from the participants from Allied or Ares Capital, that "the $3.47 price" is "48 percent under [Allied's] net asset value. That's the only thing I see wrong with the whole deal is that ***it seems like the Board sold a little bit short on the price . . . It just seemed a little bit short of what the NAV was.***"

25. Despite these prospects and the very real possibility that a higher competing bid could emerge for the benefit of the Company and the shareholders (or perhaps ***because*** of this possibility), the Board agreed to terms in the Merger Agreement that unduly insulate the Proposed Transaction. These provisions include, among others:

- The "no solicitation" provision, contained in Section 6.7, which precludes Allied from soliciting, initiating or facilitating discussions concerning an alternate offer, unless that offer may reasonably result in a "superior proposal," and even then, discussions may take place only after Allied engages in further negotiations with

Ares Capital over the course of five calendar days (because Ares Capital has secured "matching rights," which also could discourage an offer);

- The termination provisions contained in Sections 8.1 and 8.2, which, *inter alia*, require Allied to: (i) pay a $30 million penalty to Ares Capital – which represents 4.63% of the aggregate value of the Proposed Transaction, when announced – in the event that the Board, in the exercise of its fiduciary duties, terminates the Merger Agreement in favor of an alternate transaction; and (ii) pay a $15 million "special" penalty to Ares Capital if the Company's shareholders do not approve the Proposed Transaction; and

- The following definitions (among others), contained in Article IX, which are applicable to various other provisions of the Merger Agreement:

  - "*Material Adverse Effect*," which encompasses "any event, state of facts, circumstance, development, change, effect or occurrence . . . that is, or would reasonably be expected to be, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole";

  - "*Special Termination Event*," which entitles Ares Capital to terminate the Merger Agreement, ***without paying any termination fee***, if the Board determines "that there is a reasonable likelihood that the liabilities for any monetary net losses related to Ciena [Capital LLC[2]] exceeds 66 2/3% of the fair value of Ciena as of September 30, 2009"; and

  - "*Superior Proposal*," which generally constitutes an alternate proposal to acquire at least 80% of the Company's equity securities or assets, neutering the Board's ability to adopt a putative superior proposal that contemplates the disposition of less than 80% of such equities or assets.

26. Moreover, pursuant to Section 6.5(d) of the Merger Agreement, ***any*** employee of the Company whose employment does not continue after the close of the Proposed Transaction, and who does not have a retention agreement, is generally entitled to receive severance benefits. The Proxy describes these circumstances, and benefits, as follows:

> The merger agreement provides for certain additional severance payments to be made to Allied Capital's non-executive officer employees who do not have severance

---

2 Ciena Capital LLC ("Ciena Capital"), previously known as Business Loan Express LLC ("BLX"), is a troubled Allied portfolio company that filed for Chapter 11 bankruptcy protection in late-2008.

payments under the employment agreements or the retention agreements discussed above and who are employed by Allied Capital on the closing date of the merger and: (1) who are not offered employment with Ares Capital or one of its affiliates; or (2) who are offered employment with Ares Capital or one of its affiliates but whose employment is terminated without cause within the 12-month period following the closing date. The severance payable, which will vary based upon the employee's years of service and seniority, will range from a minimum of six weeks for employees below the level of vice president to a maximum of 32 weeks for managing directors, for a total cost that is estimated not to exceed $ 2.2 million. Any severance and benefit payments will be made in a single lump sum and are conditioned upon the signing of a waiver and release of claims.

27. Thus, the Proposed Transaction favors the interests of these insiders – many of whom presumably own shares of stock in retirement accounts and the like – over the interests of the Company's unaffiliated public shareholders. In addition, these benefits will serve as a compelling payoff for employee-shareholders to support the Proposed Transaction when, in the absence of such guaranteed benefits, they otherwise would not.

28. As a related matter, the benefits payable to those employees who ***have*** employment or retention agreements, although capped as a result of purported "negotiations" between Allied and Ares Capital, may reach ***$30.3 million in the aggregate*** – as high as the most onerous termination fee payable in connection with the Proposed Transaction. These benefits also serve as a compelling inducement to support the Proposed Transaction, while dissuading the emergence of alternative competing proposals.

29. But the Board did not stop at erecting technical impediments to a superior transaction in the interest of protecting the Proposed Transaction and Ares Capital's interests – it also fabricated artificial ones. Specifically, the Board devised a series of trumped-up reasons to repeatedly reject higher, better and ostensibly far "superior" acquisition proposals from Prospect, a publicly traded investment company that had previously expressed interest in engaging in a transaction with Allied.

30. On January 14, 2010, Prospect made its first unsolicited offer to acquire the Company in a stock-for-stock merger that would offer Allied shareholders 0.385 shares of its common stock in

exchange for each share of Allied common stock they own. At the time, this proposal offered a 10% premium to the value of the consideration offered in the Proposed Transaction, valuing Allied at $4.88 per share as compared to $4.42 per share in the Proposed Transaction.

31. On January 19, 2010, the Board rejected the proposal, contending that it neither constituted, nor was likely to result in, a "Superior Proposal" as that term is defined in the Merger Agreement between Allied and Ares Capital. At that time, the Board reaffirmed its support of the Proposed Transaction, without regard for the fact that Prospect's proposal was undeniably higher and better than Ares Capital's.

32. On January 20, 2010, Prospect disclosed the contents of a letter it had sent to the Board in response to the rejection of the first proposal. In the letter, Prospect called into question the Board's good faith in refusing to adequately consider the proposal, noting that "[t]he cavalier manner in which you have dealt with our bona fide offer is a continuation of your stonewalling over the last nine months in the face of our numerous expressions of serious interest in acquiring Allied." Prospect also set out to correct certain misstatements that it accused the Board of having made in connection with the rejection, noting, in pertinent part, as follows:

> **Superior Current Value**. Contrary to your assertion that we are offering only a "small premium" to the Ares merger, our offer provides significantly superior current value for Allied shareholders. More specifically, based on an after-market trading price of $12.93 per share of Prospect common stock on January 19, 2010, Prospect's offer represents a value of $4.98 per share of Allied common stock, which is an approximately 10% premium to the $4.53 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $13.94 after-market trading price of Ares common stock price on January 19, 2010).
>
> **Superior Dividend Payments**. You have asserted without any support that Prospect's offer presents "significant risks" relating to the combined company's ability to maintain dividend payments. In fact, Ares cut its dividend in 2009 by 17% while Prospect has increased its dividend in each of the 21 quarters since its 2004 initial public offering. Prospect pays a $0.40875 per share dividend, compared to $0.35 per share for Ares.

> Based on our proposed exchange ratio of 0.385 of a share of Prospect common stock for each share of Allied common stock, our offer would provide Allied shareholders with a dividend of $0.157 per share of Allied common stock as compared with a dividend of $0.114 per share of Allied common stock under the Ares merger.
>
> **Superior Access to Additional Debt and Equity Capital.** Contrary to your professed concern that Prospect's offer poses "significant risks" concerning future access to the capital markets, we believe that based on Prospect's track record, a Prospect/Allied combination would provide Allied shareholders with superior access to debt and equity capital markets. Prospect has successfully completed 13 equity offerings since 2004, including ten offerings aggregating more than $350 million since the inception of the credit dislocation in mid- 2007 and six equity offerings aggregating more than $200 million during 2009. Unlike Ares, Prospect increased both its credit facility size and its number of lenders over the last year.
>
> **Superior Leverage Profile.** In addition, your Form 8-K fails to acknowledge the point made in our offer that Prospect currently has a debt/equity ratio of less than 0.1x, which, pro forma for the proposed Prospect/Allied combination, would provide significant deleveraging for Allied shareholders. Ares, by comparison, has a debt/equity ratio of approximately 0.7x, which Prospect believes makes an Ares/Allied combination riskier for Allied's shareholders. Further, Prospect enjoys investment grade ratings with Standard and Poor's and Moody's for Prospect's corporate rating and credit facility rating, respectively, which we believe Allied's lenders and shareholders would view positively.

33. Prospect also noted that the Board had refused to permit it to conduct customary due diligence on an expedited basis, notwithstanding the fact that the Merger Agreement should have technically allowed the Board to do so.

34. On January 26, 2010, Ares Capital filed an amendment to the joint preliminary proxy statement which, among other things, disclosed Prospect's first proposal.

35. Also on January 26, 2010, Prospect revised its proposal by increasing the exchange ratio and thus the value of the proposal. Specifically, Prospect offered 0.40 shares of its common stock in exchange for each share of Allied stock – a proposal that represented more than a 20% premium to the value of the Proposed Transaction, and offered Allied shareholders the prospect of owning 53% of the combined entity (as opposed to 30%, in the Proposed Transaction). At the time, the proposal valued Allied at $5.02 per share, as compared to $4.17 per share in the Proposed Transaction.

36. Moreover, once again, in a letter to the Board, Prospect articulated compelling reasons for the Board to merely consider the proposal, noting, in pertinent part, as follows:

> **Revised Superior Value**: Based on an after-market trading price of $12.56 per share of Prospect common stock on January 25, 2010, Prospect's offer represents a value of $5.02 per share of Allied common stock, which is an over 20% premium to the $4.17 value per Allied share implied by an exchange ratio of 0.325 of a share of Ares common stock in the Ares merger (based on a $12.84 after-market trading price of Ares common stock price on January 25, 2010).
>
> **Revised Superior Dividends**: Based on our proposed exchange ratio and Ares' and our most recent quarterly dividend, our offer would provide Allied shareholders with a pro forma quarterly dividend of $0.164 per share of Allied common stock, which is more than 40% higher than the pro forma quarterly dividend of $0.114 per share of Allied common stock under the Ares merger.
>
> **Superior Upside Potential**: Based on our proposed exchange ratio, Allied shareholders would receive 71.7 million shares of Prospect common stock, representing 53% of the ownership of the combined entity. A Prospect-Allied combination would preserve greater upside for existing shareholders of Allied than would a combination with Ares, where Allied shareholders would expect to own only 31% of the combined entity, after giving effect to the proposed equity offering Ares announced yesterday.
>
> **Transaction Certainty**: We are confident that we can promptly consummate the proposed transaction. We have reviewed the merger agreement signed between Allied and Ares and are comfortable, subject to due diligence, executing an agreement with Allied substantially similar to Allied's agreement with Ares. We believe we can complete our due diligence within 15 business days once full access to due diligence materials has been granted. Given our access to debt and equity capital markets and our lower existing and pro forma leverage profile in comparison to Ares, we are confident we will be able to maintain or refinance Allied's existing institutional debt. Unlike Ares, we have successfully merged with another publicly traded business development company, Patriot Capital, following an auction, which should dispel any doubt as to our ability and resolve to complete this merger.
>
> **Streamlined Integration**: While Ares has not made any public announcement about the fate of Allied's professional staff in Washington, D.C. or New York, we are interested in retaining a significant portion of the Allied team, in order to maximize continuity of asset management and monetization of the portfolio and to reduce integration risk.

37. At that time, Prospect had advised the Board that it expected a response as to whether the Board would accept the offer by January 28, 2010. Defendant Scheurer, to whom Prospect's proposals were communicated, refused to provide such a response.

38. On January 29, 2010, Prospect signaled an intention to escalate its pursuit of the Company in a value-maximizing transaction by filing a preliminary proxy statement in opposition to the Proposed Transaction, pursuant to which it solicited shareholders to vote against the Proposed Transaction.

39. Despite the compelling case that Prospect repeatedly made for the Board to merely consider the proposal and engage in due diligence with Prospect, Board rejected the proposal on February 3, 2010 on precisely the same grounds that it had before. In addition, on February 4, 2010, Ares Capital filed another amendment to the joint preliminary proxy statement which disclosed this development.

40. On February 9, 2010, Prospect disclosed the contents of a letter it had sent to the Board, in which it disputed the Board's criticisms of its two previous proposals and further revised its offer by once again increasing the exchange ratio. This time, Prospect offered 0.4416 shares of its stock in exchange for each share of Allied stock, which then represented a 25% premium to the implied value of the Proposed Transaction. In addition, Prospect once again made a compelling case for the Board to consider the proposal, noting, among other things, that:

(a) The process resulting in the Proposed Transaction was "deeply flawed" and "lacked any competition." As Prospect explained, "[b]y now it should be clear even to the most casual reader of the preliminary joint proxy statement/prospectus . . . that Allied did not run any kind of a competitive process in order to maximize value for its shareholders. Instead, the Proxy Statement reveals that Allied cut a one-on-one, exclusive 'back-room' deal with Ares that skewed the playing field for all other potential bidders, without any market test to ascertain what other interested suitors might pay before entering into an agreement with Ares. How many prudent fiduciaries would voluntarily speak to only one potential buyer of their only asset, a multi-billion dollar portfolio?"

(b) The Board's continued support of the Proposed Transaction "cannot be explained or justified by any supposed Allied 'financial crisis.'" As Prospect explained, "[h]aving repaid several hundred million dollars of secured debt since September 30, 2009, Allied today is facing no liquidity crisis, and has no debt due in 2010. Allied appears to have, net of cash on hand, just over $400 million of debt due in 2011 and just under $200 million of debt due in 2012, or just over $600 million total of institutional debt (net of cash)." Prospect also noted that the Board's "stated $2.2 billion of asset value for Allied ***implies an equity value of as much as $1.2 billion for Allied, or nearly $7 per share, which is nearly twice the value of the Ares offer***." Prospect also warned that "by withholding detailed financial information from Prospect and any other potential bidder, you have made it difficult, if not impossible, for anyone but Ares to assess the highest available value for Allied."

(c) Prospect's dividend has outperformed Ares Capital's. As Prospect noted, a significant concern that the Board professed to have related to Prospect's dividend. However, as Prospect pointed out, its revised proposal "would provide Allied shareholders with a pro forma quarterly dividend of approximately $0.181 per share of Allied common stock, based on Prospect's proposed exchange ratio and most recent quarterly dividend, which is nearly 60% higher than the pro forma quarterly dividend of $0.114 per share of Allied common stock under the proposed Ares merger. Because Prospect's proposal on a pro forma basis would provide Allied shareholders with nearly 60% more dividends than they would receive pursuant to the Ares merger, Prospect's dividend rate would need to drop precipitously before it ceased to provide greater value to Allied shareholders than they would receive from Ares."

(d) Prospect has performed well financially. Indeed, as Prospect emphatically highlighted, in the vast majority of quarters over the five years ended September 2009 Prospect has earned net investment income in excess of its dividend, <u>**while Ares has not reported net**</u>

investment income in excess of its dividend in a single one of those 20 quarters. On a cumulative basis over that time period, Prospect has reported net investment income that is \$0.46/share **greater** than dividends paid, while Ares has reported net investment income that is \$1.15/share **less** than dividends paid." [Emphases in original.] Based on these facts, which the Board failed to independently disclose, Prospect characterized as "pretextual and unfounded" the Board's purported concern with Prospect's ability to pay dividends: "Given Ares' dismal historical record not producing net investment income sufficient to cover its inferior dividend, it is difficult to understand how Allied's board could have executed the Ares merger agreement and even harder to comprehend why it has selectively attacked Prospect, which has a superior record, on this basis."

(e) Allied's shareholders would fare better with Prospect's proposal. Indeed, according to Prospect, "simple arithmetic shows that Prospect shares should benefit much more than Ares' shares have because Prospect has many fewer shares outstanding." Specifically, "Allied shareholders would own 56% of the combined company with Prospect, compared to only 30% with Ares . . . ."

(f) A combination with Prospect would provide Allied with a lower leverage profile than the Proposed Transaction. As Prospect explained, "Aries' higher leverage makes an Ares/Allied combination far riskier for Allied shareholders than a Prospect/Allied combination."

(g) A transaction with Prospect has "reduced execution risk." As Prospect has indicated, it "could work with existing merger agreement documentation [negotiated with Ares Capital in connection with the Proposed Transaction], and efficiently complete due diligence in only 15 business days . . . ."

41. In communicating its new proposal, Prospect cautioned the Board that this "best and final offer" is slated to expire on February 17, 2010. But the Board did not wait that long to reject this superior offer.

42. On February 11, 2010, the Board unanimously rejected this proposal, once again concluding that it does not constitute, and is not reasonably likely to result in, a "superior proposal." In fact, in its letter to Prospect, the Board somehow determined that the consideration offered by Ares Capital in the Proposed Transaction "remains superior" – notwithstanding the obvious fact that the Board never even attempted to negotiate a more favorable transaction with Ares Capital. Moreover, in a conspicuous effort to reduce the options available to Allied and its shareholders in connection with a sale of the Company, the Board requested Prospect to terminate the proxy solicitation.

43. Also on February 11, 2010, the registration statement associated with the Proxy was declared effective by the SEC, and, on February 12, 2010, the definitive form of the Proxy, which contained the same deficiencies as the preliminary versions exhibited, was filed. Ares Capital and the Board set a special meeting date of March 26, 2010 for the meetings of Ares Capital's and Allied's respective shareholders, at which such shareholders will have an opportunity to cast votes in connection with the Proposed Transaction.

44. In view of these facts, the Board cannot reasonably justify its repeated refusal to adequately consider Prospect's proposals to acquire the Company, nor can it reasonably explain why it so expeditiously seeks to close the Proposed Transaction.

45. Nevertheless, an added benefit for the Board (and Allied executives) in pursuing the Proposed Transaction so quickly is that a change in control may extinguish shareholder derivative standing, and with it the prospect of holding the Board and others accountable for a number of improprieties. Specifically, the Board permitted the members of Allied's senior management to: (i) operate the business of BLX (later known as Ciena Capital), a wholly-owned business acquired in 2000, in violation of applicable criminal laws and in violation of applicable regulations of the Small Business Administration ("SBA"); (ii) improperly and illegally obtain telephone records of persons

who were critical of Allied; (iii) operate Allied in the absence of proper and adequate internal controls resulting in senior management improperly valuing securities in Allied's private finance portfolio in violation of applicable provisions of the federal securities laws; and (iv) falsify the certifications required by the Sarbanes-Oxley Act of 2002.

46. Certain of this conduct has attracted the attention of the Office of Inspector General ("OIG") of the SBA and the Department of Justice, each of which conducted investigations into the lending activities of BLX and its Detroit office. In fact, the Company has produced materials in response to requests from both the SEC and the U.S. Attorney's Office, and a director and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and, in some cases, the U.S. Attorney's Office. In an effort to at least partially mitigate this wrongdoing, Allied was forced to close the Detroit BLX office and announced that BLX had agreed to pay approximately $10 million to the SBA to cover amounts paid by the SBA with respect to some of the SBA-guaranteed loans that have been the subject of inquiry by the U.S. Attorney's Office for the Eastern District of Michigan. The Proxy details some of these investigative matters as follows:

> The OIG and the U.S. Secret Service are conducting ongoing investigations of allegedly fraudulently obtained SBA guaranteed loans issued by Ciena. Ciena also is subject to other SBA and OIG audits, investigations and reviews. In addition, the Office of the Inspector General of the U.S. Department of Agriculture is conducting an investigation of Ciena's lending practices under the Business and Industry Loan program. The OIG and the U.S. Department of Justice are also conducting a civil investigation of Ciena's lending practices in various jurisdictions.

47. In addition, Allied failed to implement adequate internal accounting controls relating to its private finance investment valuations that were sufficient to provide reasonable assurances that these valuations were fairly stated in accordance with generally accepted accounting principles, or other criteria applicable to its financial statements. As a result of this conduct, the SEC found that Allied had insufficient internal controls and ultimately issued a Cease-and-Desist Order which

identified three specific examples of insufficient record keeping during the period from June 30, 2001 through March 31, 2003.

48. Accordingly, unless the Individual Defendants are enjoined from breaching their fiduciary duties, Plaintiffs and the Class (defined below) will continue to suffer irreparable harm in connection with the Proposed Transaction, which undervalues the Company's shares and favors the interests of certain insiders – including the Board – above those of the unaffiliated public shareholders and the Company.

49. Moreover, as set forth in detail herein, the Proxy omits material information necessary to ensure that the Company's public shareholders can cast an informed vote in connection with the Proposed Transaction.

50. Specifically, the Proxy omits, and in some cases misrepresents, material information concerning, among other things: (i) the process resulting in the Proposed Transaction; (ii) the value and prospects of Allied; (iii) the financial analyses conducted by BofA and Sandler O'Neill, Allied's financial advisors in connection with the Proposed Transaction, as well as material information concerning the terms of their current and prior engagements; (iv) the financial analyses conducted by J.P. Morgan, Ares Capital's financial advisor in connection with the Proposed Transaction; and (v) the fact that the Proposed Transaction may extinguish derivative standing for a shareholder to bring claims arising out of various prior improprieties.[3]

51. Furthermore, Prospect has exposed various misstatements that the Board has made concerning not only Prospect's prior expressions of interest in Allied, but also Prospect's recent proposals to acquire the Company.

---

[3] These issues are addressed in the following three categories: (i) Background of the Proposed Transaction; (ii) Financial Analyses; and (iii) Other Matters.

Background of the Proposed Transaction:

52. The Proxy omits material information concerning the process that resulted in the Proposed Transaction. For example, the Proxy fails to describe in adequate detail the strategic alternatives that the Board considered at various times from the summer of 2008 through the emergence of the Proposed Transaction, or, for that matter, why these alternatives were less favorable than a sale of the Company. Specifically, the Proxy indicates that the Board considered, on at least two separate occasions, "a variety of strategic alternatives, including continuing its existing business on a stand-alone basis with its existing structure, converting to an operating company, agreeing to a large investment by a strategic investor or entering into a business combination with a financial services firm." The Proxy also discloses that the Board received presentations from BofA regarding certain alternatives, some of which it further explored.

53. The material aspects of what the Board considered with respect to each of these strategic alternatives is highly significant to a reasonable investor, who must determine whether to support the Board's election to abandon the Company's independence, and future prospects, as a stand-alone entity. Why the Board elected not to pursue certain of these strategic alternatives is also immensely important to a reasonable shareholder, who must assess whether these alternatives were – or are – viable or feasible in lieu of the Proposed Transaction.

54. Rather than providing such answers, however, the Proxy vaguely represents that the Board "determined not to pursue" any of these alternatives – at least during the summer of 2008 – "due to certain structural and financing issues." The Board's consideration of these strategic alternatives may have significantly influenced its decision to pursue the Proposed Transaction, which is the only option that the Board portrays as viable in the Proxy. Consequently, adequate disclosure about these strategic alternatives is essential.

55. The Proxy also fails to disclose adequate information concerning Allied's potential business transaction with the financial services firm referred to therein as "Company X." While the Proxy indicates that the Board "discussed the merits of such a business combination and authorized management to continue to pursue the opportunity," it provides absolutely no detail concerning the potential terms of such a transaction (including whether any material terms were established). However, the fact that Allied and Company X were in the process of negotiating the terms of a merger agreement suggests that certain material terms – such as, for example, the price associated with the Proposed Transaction – were, in fact, agreed upon.

56. Moreover, notwithstanding the fact that negotiations concerning a merger agreement took place with Company X, the Proxy indicates only that "[o]n November 8, 2008, Allied Capital and Company X determined not to proceed with the transaction." Thus, despite the fact that the Board ostensibly viewed a potential business combination with Company X as Allied's most viable strategic (or other) alternative, shareholders have absolutely no idea why that potential business combination did not come to fruition at that time. Shareholders also do not know whether Company X was one of the companies that Allied evaluated in early 2009 as a candidate for a potential business combination, or if Company X was, in fact, Prospect.

57. Nor does the Proxy disclose the identities of the other advisors that assisted Allied in performing due diligence in connection with the Potential Transaction – a material omission, in view of the fact that Ares Capital's advisors with respect to the Proposed Transaction could have served as Allied's earlier advisors (and did, in the case of BofA), and thus had added incentive to usher a deal. The Proxy similarly fails to disclose the identity of the financial advisor that Allied engaged in connection with the restructuring of its debt – a fact that is material for largely the same reason.

58. Ares Capital's emergence is also shrouded in secrecy. Notwithstanding the fact that the Proxy does not indicate whether Ares Capital was one of the candidates that Allied considered in

early 2009 (as noted above with respect to Company X), Ares Capital nevertheless made an "unsolicited oral inquiry" to Allied to gauge its interest "in engaging in a variety of potential transactions (including a business combination) . . . ." Once again, the Proxy fails to disclose adequate detail concerning these potential transactions, including, for example, whether Ares Capital proposed an all-cash acquisition of the Company.

59. The Proxy also fails to disclose material information concerning the circumstances surrounding the abandonment of a potential transaction between Allied and Ares Capital in early August 2009. All the Proxy mentions is that "significant due diligence" had occurred and that "progress" was made toward negotiating a merger agreement, after which Allied and Ares Capital "determined not to proceed with the transaction." Not once, however, does the Proxy mention the material terms of any such proposed transaction (such as the price or structure).

60. Nevertheless, the Proxy indicates that Ares Capital once again expressed interest in engaging in a "potential business combination" with Allied only weeks later, in late August or early September 2009. Even with respect to those discussions, the Proxy fails to disclose material information concerning the price or structure of a transaction.

61. The Proxy's description of the Board's involvement in exploring strategic alternatives and conducting negotiations with Company X and Ares Capital is also materially incomplete, including in the following ways:

- The Proxy does not reveal the extent of the Board's involvement in exploring strategic alternatives. Instead, at times, the Proxy ambiguously indicates that "Allied Capital" explored certain alternatives and engaged in negotiations, but does not explain the Board's involvement (or anyone else's, for that matter). A lack of active involvement by the Board suggests that the Board did not fully or adequately inform itself of Allied's prospects, and, hence the value of its shares. Shareholders require additional detail to definitively determine whether the Board breached its fiduciary duties by failing to adequately ascribe a value for the Company's shares.

- The Proxy does not disclose which members of the Board and/or management engaged in negotiations with Company X or Ares Capital, which is significant because various members of the Board also occupy management roles. These individuals include Defendants Walton, Sweeney and Scheurer. It is impossible to tell from the Proxy, however, which of these (or other) individuals dealt with Company X and Ares Capital, which means that it is also impossible for shareholders to determine whether those members of the Board had business or personal interests that could inherently conflict with the shareholders' own interests.

- The Proxy does not disclose which directors comprise the special committee of the Board that was formed to "formally engage financial advisors and negotiate the fees to be paid to the financial advisors," referred to therein as the "Allied Capital Investment Bank Committee."

62. The Proxy also does not disclose details concerning the negotiations – if any – that took place between Allied and Ares Capital concerning the lucrative severance benefits available to employees in connection with the Proposed Transaction, as noted herein. However, the Company's unaffiliated shareholders must be provided with more information regarding these negotiations so they can determine if the Board and management were preoccupied with ensuring that the employees will receive substantial benefits regardless of whether the Proposed Transaction is fair to them.

63. By the same token, the Proxy fails to disclose whether Ares Capital engaged in employment negotiations with the Company's management while negotiating the Proposed Transaction. This information is particularly material because those who participated in negotiating the Proposed Transaction on behalf of Allied, or created and/or modified the projections utilized by Allied's financial advisors, may have interests that are divergent from those of Allied itself and Allied's shareholders.

64. In addition, the Proxy fails to disclose the terms of BofA's engagement, including the nature and amount of the compensation that BofA received (or was promised), when it assisted Allied in conducting due diligence in connection with a potential business combination with Company X. This information is material because the compensation payable to BofA in connection with its earlier engagement could have been contingent on the close of a sale or other transaction,

which means that if the terms of BofA's engagement did not change prior to the Proposed Transaction, BofA could have been incentivized to rubberstamp ***any*** sale. In fact, as the Proxy discloses, $8 million – or 80% – of BofA's aggregate compensation of $10 million is "contingent upon completion" of the Proposed Transaction. In contrast, only $1 million of BofA's compensation was payable in connection with the issuance of its fairness opinion, and another $1 million was payable upon the Company's entry into the Merger Agreement.

65. Moreover, the Proxy indicates that BofA has performed extensive services for both Allied and Ares Capital and that it may continue to do so. The Proxy, however, does not disclose the amount of compensation or value of other benefits that BofA has received, or expects to receive, in connection with any such services.

66. For example, as Ares Capital disclosed in a February 10, 2010 Form 8-K, BofA, together with certain other underwriters, exercised an overallotment option to purchase 1,957,993 shares of common stock for $23.7 million in connection with Ares Capital's recent $280 million stock offering. The total underwriting discount (sales load) paid by Ares Capital in connection with the offering was expected to exceed $15 million ($0.6375 per share). In addition, BofA was expected to purchase 3,150,000 shares of Ares Capital stock in the offering. In connection with such offering, Ares Capital "agreed, with exceptions, not to sell or transfer any common stock for 60 days after the date of th[e] prospectus [associated with that offering] without first obtaining the written consent" of BofA and the other underwriters. Thus, BofA has not only significantly profited from underwriting Ares Capital's recent offer, but it has reserved the discretion to influence Ares Capital's operations under certain circumstances. At the same time, BofA represented Allied in connection with the Proposed Transaction. It is impossible for the Board reasonably to suggest that BofA could serve as an independent financial advisor, without suffering from an irremediable conflict of interest arising from its representation of Ares Capital in a contemporaneous transaction.

67. Because BofA's impartiality is directly at issue here, shareholders need to know the full extent of BofA's financial incentive to deem the Proposed Transaction fair. Indeed, as the Proxy indicates, the Board eventually engaged another financial advisor – Sandler O'Neill – to render a fairness opinion precisely because of BofA's prior and ongoing relationship with Allied and Ares Capital. Consequently, the Proxy must disclose the full nature and extent of these relationships and incentives, and it is not enough for the Proxy to merely disclose that BofA "and its affiliates" have acted, or are acting, as "underwriter or dealer manager for certain equity offerings of Ares Capital (including Ares Capital's initial public offering)"

68. Furthermore, Sutherland Asbill & Brennan LLP ("Sutherland Asbill"), which rendered legal advice to Allied in connection with the Proposed Transaction, purportedly passed upon certain legal matters concerning Ares Capital's recent offering of nearly $280 million of its common stock. This fact is disclosed at page S-22 (page 27 of more than 600) of the January 27, 2010 Prospectus Supplement that Ares Capital filed with the SEC. The Proxy, however, makes only one reference to Sutherland Asbill's affiliation with Ares Capital, as follows: "Sutherland has represented Ares Capital on unrelated matters from time to time." This single, passing reference – on page 122, of more than 900 pages of the Proxy (including exhibits) – is wholly insufficient to apprise the Company's shareholders of the full nature and extent of Sutherland Asbill's potential conflicts in connection with the Proposed Transaction. Under these circumstances, full disclosure about the nature and extent of Sutherland Asbill's potential conflicts is necessary.

69. The Proxy also indicates that Allied is indebted to certain of BofA's affiliates, and that the Company is obligated to repay the entire outstanding amount of this debt in the event that the Proposed Transaction closes. Specifically, the Proxy provides, in pertinent part, as follows:

> In connection with Allied Capital's default under the Allied Capital credit facilities earlier this year, certain of BofA Merrill Lynch's affiliates (in the capacities set forth above) exercised certain rights under, and subsequently participated in negotiations with Allied Capital which resulted in a restructuring of, the Allied Capital credit

facilities and certain of Allied Capital's other debt obligations. Pursuant to the terms of the Allied Capital credit facilities, the entire outstanding indebtedness thereunder would be required to be repaid upon consummation of the merger.

70. In addition, the prior consent of certain of these BofA affiliates may be necessary, in certain circumstances, for the Proposed Transaction to take place. Without disclosure of the nature and extent of Allied's financial entanglements with BofA and its affiliates, or an explanation of the consequences that the Company could face if the debt remains unpaid, shareholders cannot fully assess whether or how these matters influenced BofA's financial analyses and fairness opinion. Nor can shareholders ascertain how material ***Ares Capital's*** obligation is to BofA, since Ares Capital will acquire the Company in connection with the Proposed Transaction and thus essentially assume the financial burden of repaying the debt (and BofA).

71. Moreover, the same concerns arise with respect to J.P. Morgan, insofar as certain of its affiliates are counterparties to various financial arrangements involving Allied. Moreover, J.P. Morgan was also involved as an underwriter and purchaser in Ares Capital's recent stock offering.

72. Further, the Proxy does not disclose whether Sandler O'Neill has performed, or is performing, services for Allied other than those that it performed in connection with the Proposed Transaction (as identified in the Proxy). At the same time, the Proxy fails to disclose the nature of the investment banking or other financial services that Sandler O'Neill is providing or expects to provide to Ares Capital, as well as the amount of compensation it has received, or will receive, for rendering such services. This information is highly material in assessing Sandler O'Neill's ability (or inclination) to render an impartial fairness opinion in connection with the Proposed Transaction.

73. Additionally, the Proxy fails to disclose why the Board or its advisors failed to obtain any sort of "collar" or "floor" for the consideration offered in the Proposed Transaction. This information is particularly material in light of the fact that it appears from the Proxy that the percentage of the combined company that holders of Allied stock will own after consummation of

the Proposed Transaction has actually decreased since the deal was announced after giving effect to Ares Capital's recent equity offering.

74. The Proxy also fails to disclose whether the Board ever considered, let alone attempted to negotiate, a provision in the Merger Agreement that would allow for a post-signing market check to occur, and if it did not, why it did not.

75. Although the Proxy reflects that the Company must obtain approvals from certain third parties to effectuate the Proposed Transaction, it fails to disclose the nature of any discussion, agreement or understanding between the Board and any such third parties, including whether those third parties have received, or been promised, consideration that is distinct from, or in addition to, the consideration that Allied's public shareholders are offered in connection with the Proposed Transaction.

76. Moreover, with respect to Prospect's various proposals:

(a) The Proxy fails to disclose precisely how the Company's financial advisors assisted the Board in determining that such proposals are not reasonably likely to result in a "superior proposal" under the terms of the Merger Agreement. In this regard, the Proxy fails to disclose what analyses, if any, that Allied's various financial advisors performed in assisting the Board to make such determination.

(b) The Proxy fails to disclose the information or analyses underlying the Board's conclusion that Prospect's existing management could not integrate or run the combined company following the consummation of a business combination involving Prospect.

(c) The Proxy fails to disclose the nature of the due diligence that the Board purportedly undertook to determine the level of "execution risk" faced in connection with a potential transaction involving Prospect, despite repeatedly suggesting that such risk was a significant factor militating against what appears to be a financially superior acquisition proposal.

Financial Analyses:

77. With respect to BofA's financial analyses, the Proxy fails to disclose, among other things, the following material information:

(a) The financial forecasts that BofA considered, including those prepared by: (i) Allied's management under alternative scenarios reflecting (x) Allied "remaining a 'stand-alone' company" and (y) Allied "completing a refinancing transaction in 2010," collectively referred to in the Proxy as the "Allied Capital Forecasts"; and (ii) Ares Capital's management forecasts and management's estimates as to the cash flows to be realized by the former holders of Allied common stock after the completion of the Proposed Transaction. As the Proxy reveals, these forecasts are reliable indicators of the Company's future financial performance, as well as the future value of the consideration that Allied's shareholders will receive in the Proposed Transaction. Indeed, the Proxy contains the following language, which indicates that BofA relied upon the accuracy of this financial information in conducting its analyses, thus further supporting the disclosure of such information to shareholders here:

> In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and ***relied upon the assurances of the managements of Allied Capital and Ares Capital that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect***. With respect to the Allied Capital Forecasts, the Potential Liquidation Analysis and the Allied Capital Shareholder Cash Flow Estimates, BofA Merrill Lynch ***was advised by Allied Capital, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Allied Capital*** as to the future financial performance of Allied Capital, the net realizable value of Allied Capital's assets in a liquidation and the other matters covered thereby. With respect to the Ares Capital management forecasts and Ares Capital's management's estimates as to the cash flows to be realized by the former holders of Allied Capital common stock after the completion of the merger, BofA Merrill Lynch ***was advised by Ares Capital, and assumed, with Allied Capital's consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Ares Capital*** as to the future financial performance of Ares Capital and other matters covered thereby.

(b) The financial inputs and other considerations relevant to certain of BofA's financial analyses, including:

- ***As to the Allied Analyses***: (i) the *Relative Contribution Analysis*, with respect to net income, net investment income, dividends, total assets and net asset value, and equity market capitalization; (ii) the *Equity Research Share Price Targets Analysis*, with respect to the equity research considered (such as BofA's, *see* http://www.alliedcapital.com/Investor/analyst.asp); (iii) the *Selected Publicly Traded Companies Analysis*, with respect to the financial metrics used for each company, as well as the earnings per share estimates prepared by Allied management for the purposes of this analysis, the forecasts from which BofA selected such estimates, and an explanation as to why BofA used an estimate that was "among the more conservative of the estimates provided"; (iv) the *Selected Precedent Transaction Analysis*, with respect to why BofA considered only one precedent transaction, as well as the multiples that BofA calculated and an explanation as to why BofA used an estimate that was "among the more conservative of the estimates provided"; (v) the *Discounted Cash Flow Analysis*, with respect to all of the underlying information considered, as well as a figure-by-figure breakdown of the four scenarios and an explanation of why BofA conducted the analysis for the years 2010 through 2012 when, presumably, management developed additional projections.

- ***As to the Ares Capital Analyses***: (i) the *Equity Research Share Price Targets Analysis*, with respect to the equity research considered (since the same analyst at BofA also covers Ares Capital) (*see* http://www.snl.com/irweblinkx/analystcoverage.aspx?iid=4092627); (ii) the *Selected Publicly Traded Companies Analysis*, with respect to the financial metrics used for each company, as well as the earnings per share estimates prepared by Ares Capital's management for the purposes of this analysis, the forecasts from which BofA selected such estimates, and an explanation as to why BofA used an estimate that was "among the more conservative of the estimates provided";

and (iii) the *Discounted Cash Flow Analysis*, with respect to all of the underlying information considered.

78. With respect to Sandler O'Neill's financial analyses, the Proxy fails to disclose, among other things, the following material information:

(a) The financial forecasts that Sandler O'Neill considered, which, as the following highlighted passages from the Proxy indicate, represent reliable indicators of Allied's and Ares Capital's respective future financial performance:

> In performing their review, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by Allied Capital and Ares Capital or their respective representatives or that was otherwise reviewed by them and have assumed such accuracy and completeness for purposes of rendering this opinion. ***Sandler O'Neill has further relied on the assurances of management of Allied Capital and Ares Capital that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading.***
>
> * * *
>
> The earnings projections used and relied upon by Sandler O'Neill in its analyses were based upon guidance provided by both Allied Capital's and Ares Capital's senior managements. These projections and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger ***were reviewed with and confirmed by the senior managements of Allied Capital and Ares Capital and Sandler O'Neill assumed for purposes of its analyses that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Allied Capital and Ares Capital, respectively, and that such performances would be achieved.***

(b) The financial inputs and other considerations relevant to certain of Sandler O'Neill's financial analyses, including: (i) the *Summary of Proposal*, with respect to Allied's management projections; (ii) the *Comparable Company Analysis*, with respect to the financial metrics used for each company, as well as the estimates supplied by Allied management; (iii) the *Analysis of Selected Merger Transactions*, with respect to why Sandler O'Neill considered only one precedent transaction, as well as why that transaction is the same transaction that the other advisors considered in their respective analyses; (iv) the *Discounted Dividend Stream and Terminal Value*

Analysis, with respect to the projections considered, as well as an explanation of Sandler O'Neill's rationale for using the discount rates, dividend yields, and the budget scenarios; (v) the *Pro Forma Merger Analysis*, with respect to the "purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings" determined by the respective managements of Allied and Ares Capital, as well as a breakdown of the financial results of the analysis.

79. With respect to J.P. Morgan's financial analyses, the Proxy fails to disclose, among other things, the following material information:

(a) The financial forecasts that J.P. Morgan considered, which, as the Proxy indicates in the following passage, appear to represent reliable indicators of Allied's and Ares Capital's respective future financial performance:

> In relying on financial analyses and forecasts provided to it or derived therefrom (including the synergies, the capital and debt structures of Ares Capital and Allied Capital and the cost of capital and interest rates applicable to Ares Capital and Allied Capital), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Ares Capital and Allied Capital to which such analyses or forecasts relate.

(b) Information concerning the reports prepared by the Valuation Research Corporation (referred to in the Proxy collectively as the "valuation report") that J.P. Morgan considered in conducting its analyses, which, according to the Proxy, J.P. Morgan assumed "was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management." In fact, the Proxy does not even disclose how the Valuation Report would reflect "the best currently available estimates and judgments by management" if it was prepared by the Valuation Research Corporation, not management (unless, of course, management commissioned, reviewed or contributed to the Valuation Report, which is unclear from the Proxy).

(c) The financial inputs and other considerations relevant to certain of J.P. Morgan's financial analyses, including:

- ***As to the Allied Analyses***: (i) the *Net Asset Value per Share Analysis*, with respect to the discount or other rates used to discount the net asset value, as well as a breakdown of the underlying calculations of the implied equity values and disclosure of the estimates that Ares Capital's management provided; (ii) the *Public Trading Multiples Analysis*, with respect to a breakdown of the various financial inputs and calculations for each company; (iii) the *Selected Transaction Analysis*, with respect to why J.P. Morgan considered only one precedent transaction, as well as why that transaction is the same transaction that the other advisors considered in their respective analyses; and (iv) the *Dividend Discount Analysis*, with respect to all of the underlying information considered.

- ***As to the Ares Capital Analyses***: (i) the *Public Trading Multiples Analysis*, with respect to a breakdown of the various financial inputs and calculations for each company; (ii) *Dividend Discount Analysis*, with respect to the forecasts considered and the calculations conducted; and (iii) the *Relative Valuation Analysis*, with respect to the underlying calculations.

80. With respect to other matters considered by the financial advisors, an explanation as to why each of them appears to have largely failed to consider in their respective public company analyses' the peer companies that Allied identified in its 2009 Annual Proxy Statement as members of its "peer group" for 2009. Although the Compensation Committee appears to have utilized data from the peer group for the purposes of reviewing and benchmarking compensation in the industry, the 2009 Annual Proxy Statement indicates that the peer group companies are "deemed similar to the Company in terms of industry segment, company size and competitive industry and geographic market for executive talent." The 2009 Annual Proxy Statement identifies the following companies as those comprising the peer group:

Peer Group Company	
Affiliated Managers Group, Inc.	Federated Investors, Inc.
AllianceBernstein Holding L.P.	Friedman, Billings, Ramsey Group, Inc.
American Capital Strategies, Ltd.	iStar Financial, Inc.
CapitalSource Inc.	Legg Mason, Inc.
CIT Group Inc.	

Other Matters:

81. The Proxy does not disclose the fact that the Proposed Transaction may extinguish derivative standing for a shareholder to bring claims arising out of the various prior improprieties described herein and referenced in the Proxy.

Misleading Statements and Omissions Identified by Prospect:

82. Aside from the material omissions described above, Prospect has identified a number of materially misleading statements and omissions by the Board that could preclude Allied's shareholders from casting an informed vote on the Proposed Transaction or adequately determining whether the pursuit of Prospect's competing proposal is within their best interests.

83. First, as noted above, Prospect has made a compelling case that the Board has misrepresented the merits of Prospect's acquisition proposals vis-à-vis the Proposed Transaction. The Board's continued failure to accurately portray Prospect's proposals is dangerously misleading.

84. Second, Prospect has indicated that the Board has misrepresented the nature and import of Prospect's previous expressions of interests in engaging in a transaction with Allied. Specifically, Prospect noted that the Board has "distort[ed] beyond recognition Prospect's multiple expressions of interest in 2009 to combine with Allied" by, among other things, claiming that "'Prospect was unwilling to provide basic information' and that 'at no time . . . did Prospect make an offer to acquire Allied . . . .'" In fact, according to Prospect, the Board broke off discussions with Prospect in April 2009 not because Prospect had refused to provide information, but because the Board was then in negotiations with Ares Capital. Moreover, as Prospect explained, even the reason that the Board had privately given to Prospect at that time to explain why it was discontinuing

discussions – *i.e.*, that it could not divert its focus from completing Allied's debt restructuring – was a blatant lie:

> We now know from the Proxy Statement that on the very day that Prospect's last efforts to finalize a confidentiality agreement were being rebuffed by Mr. Walton, Allied's board met to, among other things, receive an update on a potential transaction with Ares, and that shortly thereafter Ares and Allied entered into a mutual confidentiality agreement. It is worse than disingenuous for Allied to suggest that "Prospect was unwilling to provide basic information" to Allied when Allied was unwilling to exchange confidential information in the conventional (or any) manner with anyone but Ares.

85. The Board continued to mislead Prospect even as of September 2009. Specifically, Prospect has noted, in pertinent part, as follows:

> Last September, after the Allied debt restructuring was complete, Prospect followed up again with Allied, communicating through an Allied Managing Director to John Scheurer, Allied's Chief Executive Officer, indicating our interest in acquiring Allied. The message back from Mr. Scheurer was resoundingly clear – Allied preferred continuing as an independent company. As the world now knows from the Proxy Statement, Allied was instead having secret merger discussions with Ares, and only Ares, at the time. The factual record could not be clearer.

86. Third, as Prospect has recognized, the financial information in the Proxy concerning Allied is outdated and potentially misleading to the Company's shareholders:

> On March 26, 2010, Allied hopes to be asking shareholders to vote based on outdated financial information in the Proxy Statement that will be almost six months old, that will not reflect (i) substantial Allied debt reductions, (ii) a December 31, 2009 valuation of Allied's portfolio, or (iii) a December 31, 2009 third-party audit report. Based on these factors, in light of our experience in this business, we believe that the Proxy Statement may substantially understate Allied's value. Over the past several months, the S&P/LSTA Leveraged Loan Index has increased, and we believe this suggests correlatively that there are potentially significant increases in Allied's book value since the September 30, 2009 valuations.

87. In the absence of full and adequate disclosure of these material facts, the Company's shareholders will remain in the dark about some of the most significant aspects of the Proposed Transaction and the Board's course of dealing with other potential transaction partners, particularly Prospect. With a viable competing offer on the table, the Board must appropriately discharge its fiduciary duties to the Company and the shareholders.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

88. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with the Company and its shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

89. In any situation where the directors of a publicly-traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, they have a fiduciary obligation to act in the best interests of the company and its shareholders. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value or prospects of the company;

(b) will discourage or inhibit alternative offers to acquire control of the company or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the company and its unaffiliated public shareholders, or place their own pecuniary interests above those of the interests of the company and its shareholders.

90. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Allied, are obligated to:

(a) determine whether a proposed sale of the Company is in the Company's and the shareholders' best interests;

(b) consider all *bona fide* offers or strategic alternatives; and

(c) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

91. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to the Company and its public shareholders, including the duties of loyalty, good faith and due care.

92. In addition, by virtue of their positions, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Allied, including the true value of Allied and its assets, which they have not disclosed to the Company's public shareholders in violation of the fiduciary duty of candor.

CLASS ACTION ALLEGATIONS

93. Plaintiffs bring this action as a class action pursuant to D.C. Super. Ct. R. Civ. P. 23, *et seq.*, individually and on behalf of the public shareholders of the Company, who are being and will be harmed by Defendants' actions (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of Defendants.

94. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable, because as of November 5, 2009, there were 179,400,109 common shares of Allied outstanding, held by hundreds, if not thousands, of Allied shareholders who are geographically dispersed throughout the U.S.;

(b) There are questions of law and fact which are common to the Class, including: whether any of the Individual Defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Allied's public shareholders; and whether Plaintiffs and the other Class members would be irreparably damaged if Defendants are not enjoined;

(c) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature, and Plaintiffs' claims are typical of the claims of the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

DERIVATIVE AND DEMAND ALLEGATIONS

95. Plaintiffs, owners of the common stock of Allied during all times relevant to the Individual Defendants' wrongful course of conduct alleged herein, bring this action pursuant to D.C. Super. Ct. R. Civ. P. 23.1, derivatively in the right and for the benefit of Allied to redress injuries suffered, and to be suffered, by Allied as a direct result of the breaches of fiduciary duty alleged herein. Plaintiffs will adequately and fairly represent the interests of Allied and its shareholders in enforcing and prosecuting his rights. Moreover, this action is not a collusive one to confer jurisdiction on the Court which it would not otherwise have.

The Board Wrongfully Refused Plaintiff Cook's Demand

96. Prior to joining this action, Plaintiff Cook made demand on the Board to file suit for the breaches of fiduciary duty alleged herein by sending a four-page letter dated October 30, 2009 to the Board via certified mail, return-receipt requested. Receipt of the letter was confirmed on November 3, 2009. A copy of the letter, together with confirmation that it had been received, is annexed hereto collectively as Exhibit A.

97. In the letter, Plaintiff Cook, through his counsel, "demand[ed] that the Board take immediate steps to investigate, address, and remedy the harm inflicted on the Company as a result of the misconduct described [therein]." Plaintiff Cook outlined his concerns, which related to the Proposed Transaction and the transactions associated therewith, and identified the Individual Defendants and Ares Capital as those who the Board should investigate in connection with the breaches of fiduciary duty alleged therein. Specifically, he "demand[ed] that the Board commence an investigation and pursue accordingly, any apparent breaches of fiduciary duty." He also "ask[ed] that the Board fully disclose its findings upon completion of its investigation to clarify and corroborate the Board's conclusions."

98. In the more than four months that have elapsed since Plaintiff Cook delivered his demand letter, the Board has not responded to the concerns raised in the letter nor, upon information and belief, has it undertaken any action to investigate or otherwise address those concerns. Accordingly, the Board's failure to respond to the letter is tantamount to a wrongful refusal to appropriately investigate and address the breaches of fiduciary identified therein, warranting Plaintiff Cook's pursuit of this lawsuit on the Company's behalf.

Demand Was Futile as to Plaintiffs Sandler and Wienecke

99. Plaintiffs Sandler and Wienecke have not made demand on the Board to file suit for the breaches of fiduciary duty alleged herein because such demand would have been a futile and useless act that would likely lead to Allied suffering irreparable injury, for the following reasons:

(a) If Plaintiffs were required to make demand on the Board, Allied would suffer irreparable injury because certain aspects of the Proposed Transaction would be completed. In fact, the Board has already sold-off certain assets to Ares Capital in transactions associated with the Proposed Transaction, without first seeking shareholder approval to do so. Where a delay in awaiting a response to a demand threatens to irreparably harm a company, demand is excused.

(b) As noted herein, Plaintiff Cook waited more than four months for a response to his demand, which the Board constructively rejected by failing to respond to the letter or to take any action whatsoever to address the concerns raised therein.

(c) Each of the key officers and directors knew of and/or directly benefited from the wrongdoing complained of herein. Indeed, Defendants Walton, Sweeney and Scheurer have employment agreements that may entitle them to receive lucrative financial benefits upon a change in control. In addition, as Prospect has publicly disclosed, Scheurer has been instrumental in ensuring that Prospect's proposals are not adequately considered by the rest of the Board.

(d) Each member of the Board has been named as a defendant to this lawsuit.

(e) In order to bring this suit, all of the directors of Allied would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand.

(f) The acts complained of herein constitute violations of the fiduciary duties owed by Allied's officers and directors and these acts are incapable of ratification.

(g) Any suit by the directors of Allied to remedy these wrongs would likely expose the Individual Defendants and Allied to further civil actions being filed against one or more of the Individual Defendants; thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves.

(h) Each member of the Board is, directly or indirectly, the recipient of remuneration paid by the Company, including benefits, stock options, and other emoluments by virtue of their Board membership and control over the Company, the continuation of which is dependent upon their cooperation with the other members of the Board, and their participation and acquiescence in the wrongdoing set forth herein, and are therefore incapable of exercising independent objective judgment in deciding whether to bring this action.

(i) Because of their association as directors of the Company and their positions as present or former employees, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment.

(j) Allied's current and past officers and directors are protected by directors' and officers' liability insurance against personal liability for their breaches of fiduciary duty alleged herein, which they caused the Company to purchase for their protection with corporate funds, *i.e.*, monies belonging to the stockholders of Allied. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the Individual Defendants in this case contain provisions which eliminate coverage for any action brought directly by Allied against the Individual Defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these directors were to sue themselves or certain of the officers of Allied, there would be no directors' and officers' insurance protection and thus, this is a further reason why they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and may provide a basis for the Company to effectuate recovery. If there is no coverage pursuant to directors' and officers' liability insurance, the defendant directors will not cause Allied to sue them, since they will face a large uninsured liability.

(k) Following consummation of the Proposed Transaction, Ares Capital's Board of Directors will be increased by at least one member and Ares Capital will submit the name of one member of Allied's current Board for consideration to Ares Capital's Nominating and Governance Committee to fill the vacancy, rendering those Allied directors who wish to be considered incapable of exercising independent objective judgment.

FIRST CAUSE OF ACTION

(Class Claim for Breach of Fiduciary Duty Against the Individual Defendants)

100. Plaintiffs incorporate each and every allegation set forth above as if set forth herein.

101. By the acts, transactions and courses of conduct alleged herein, Defendants have violated the fiduciary duties of good faith, loyalty, due care and candor that they owe to Allied's shareholders.

102. As alleged herein, the Individual Defendants have failed to, *inter alia*:

(a) Apprise themselves of the true value of the Company or the benefits of an alternative transaction, including Prospect's proposals (which they have not adequately considered);

(b) Ensure that the Proposed Transaction maximizes value, particularly in light of Prospect's proposals;

(c) Refrain from engaging in self-dealing or favoring their constituents or other insiders over the interests of the Company and the unaffiliated public shareholders of Allied;

(d) Disclose all material information necessary for the shareholders to make an informed decision with respect to the Proposed Transaction, and refrain from making statements that could mislead the shareholders; and

(e) Otherwise take the steps necessary to comply with their fiduciary duties.

103. Moreover, because the Individual Defendants dominate and control the business and corporate affairs of Allied, and are in possession of private corporate information concerning Allied's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Allied which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

104. In fact, as alleged herein, the Individual Defendants have ensured that virtually all employees (including those who are shareholders) will receive severance and other benefits in connection with the Proposed Transaction – interests that differ from those that the Company's unaffiliated public shareholders will receive. In addition, these benefits may inhibit the emergence of a value-maximizing transaction, because the employees will likely not support any alternate transaction that does not provide them with the same (or greater) benefits – a circumstance that will make any competing transaction that much more expensive (and unfeasible) for a potential buyer.

105. Moreover, the Individual Defendants have allowed Ares Capital to acquire significant assets from the Company without regard for whether the Proposed Transaction closes or the shareholders themselves would actually approve of the divestitures.

106. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Allied's shareholders. This conduct not only threatens the shareholders' voting franchise but also the Company's prospects of remaining a standalone entity.

107. As a result of the Individual Defendants' actions, Allied's shareholders have been and will be irreparably harmed, for which they have no adequate remedy at law.

108. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the rest of the Class, and may consummate the Proposed Transaction without pursuing a full and fair sales process designed to obtain maximum value.

SECOND CAUSE OF ACTION

(Class Claim for Aiding and Abetting Breach of Fiduciary Duty Against Defendant Ares Capital)

109. Plaintiffs incorporate each and every allegation set forth above as if set forth herein.

110. Defendant Ares Capital is sued herein as an aider and abettor of the breaches of fiduciary duty alleged herein. As detailed herein, by entering into the Proposed Transaction, Ares Capital has attempted to capitalize on the Company's prospects without paying fair value. In fact, Ares Capital has already obtained a significant Company asset for itself in advance of the close of the Proposed Transaction (and the shareholder vote).

111. Moreover, Ares Capital induced the Board's breaches of fiduciary duty, including the failure to make adequate disclosure to Allied's shareholders, and improperly seeks to induce employee-shareholders to vote in favor of the Proposed Transaction, by offering severance and other benefits to these insiders that differ from the stock-based consideration that the Company's unaffiliated public shareholders will receive in the Proposed Transaction.

112. As a result of Ares Capital's conduct, the Company and its shareholders have been and will be irreparably harmed, for which they have no adequate remedy at law. Unless enjoined by this Court, Ares Capital will continue to encourage and facilitate the Individual Defendants' breaches of fiduciary duty, causing further irreparable harm to the Company and its shareholders.

THIRD CAUSE OF ACTION

(Derivative Claim for Breach of Fiduciary Duty Against the Individual Defendants)

113. Plaintiffs incorporate each and every allegation set forth above as if set forth herein.

114. By the acts, transactions and courses of conduct alleged herein, Defendants have violated the fiduciary duties of good faith, loyalty, due care and candor that they owe to the Company and its shareholders.

115. Moreover, because the Individual Defendants dominate and control the business and corporate affairs of Allied, and are in possession of private corporate information concerning Allied's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Allied which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

116. In fact, as alleged herein, the Individual Defendants have ensured that virtually all employees (including those who are shareholders) will receive severance and other benefits in connection with the Proposed Transaction – interests that differ from those that the Company's unaffiliated public shareholders will receive.

117. Moreover, the Individual Defendants have allowed Ares Capital to acquire significant assets from the Company without regard for whether the Proposed Transaction closes or the shareholders themselves would actually approve of the divestitures. These asset sales have, among other things, reduced the Company's value as a potential acquisition target or candidate for a business combination or other transaction; damaged the Company's goodwill; and threatened the Company's viability as a stand-alone or independent entity.

118. By reason of the foregoing, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Allied.

119. As a result of the Individual Defendants' actions, the Company has been and will be irreparably harmed, for which it has no adequate remedy at law.

120. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties they owe to the Company and may consummate the Proposed Transaction without regard for whether it is in the best interests of the Company.

FOURTH CAUSE OF ACTION

(Derivative Claim for Aiding and Abetting Breach of Fiduciary Duty Against Defendant Ares Capital)

121. Plaintiffs incorporate each and every allegation set forth above as if set forth herein.

122. Defendant Ares Capital is sued herein on behalf of Allied as an aider and abettor of the breaches of fiduciary duty alleged herein. As detailed herein, by entering into the Proposed Transaction, Ares Capital has attempted to capitalize on the Company's prospects without paying fair value. In fact, Ares Capital has already obtained a significant Company asset for itself in advance of the close of the Proposed Transaction (and the shareholder vote).

123. Moreover, as detailed herein, Ares Capital induced the Board's breaches of fiduciary duty, including the failure to make adequate disclosure to Allied's shareholders, and improperly seeks to induce employee-shareholders to vote in favor of the Proposed Transaction, by offering severance and other benefits to these insiders that differ from the stock-based consideration that the Company's unaffiliated public shareholders will receive in the Proposed Transaction.

124. As a result of Ares Capital's conduct, the Company has been and will be irreparably harmed, for which it has no adequate remedy at law. Unless enjoined by this Court, Ares Capital will continue to encourage and facilitate the Individual Defendants' breaches of fiduciary duty, causing further irreparable harm to the Company.

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, in favor of themselves, the Class and Allied, and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiffs as Class representatives and designating their counsel as Class counsel;

B. Declaring that this action is properly maintainable as a derivative action;

C. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties owed by the Individual Defendants to the Company and is therefore unlawful and unenforceable;

D. Preliminarily and permanently enjoining the Individual Defendants, and anyone acting in concert with them, from proceeding with the sale of the Company unless and until they have acted in accordance with their fiduciary duties;

E. Requiring the Individual Defendants to properly exercise their fiduciary duties by, among other things: (i) ascertaining the true value of Allied; (ii) considering whether the Proposed Transaction or an alternate transaction, including Prospect's proposal, maximizes shareholder value; (iii) rescinding any impediments to a value-maximizing transaction; and (iv) making disclosure of all material facts necessary for Allied's shareholders to fairly consider the Proposed Transaction;

F. Rescinding, to the extent already implemented, the Proposed Transaction, the asset sale to Ares Capital, and the Merger Agreement or any of the terms thereof, including the employee severance provision of the Merger Agreement;

G. Imposing a constructive trust on any ill-gotten gains, including any monetary benefits or perquisites that the Individual Defendants, Ares Capital or any other individual or entity obtains to the detriment of Allied and its shareholders;

H. Awarding Plaintiffs the costs of this action, including a reasonable allowance for attorneys' and experts' fees and costs; and

I. Granting such other and further relief as this Court deems just and proper.

JURY TRIAL DEMAND

Pursuant to D.C. Super. Ct. R. Civ. P. 38, Plaintiffs demand a trial by jury on all claims and issues so triable.

DATED: March 10, 2010

CUNEO GILBERT & LaDUCA, LLP
JONATHAN W. CUNEO, D.C. Bar #939389
WILLIAM H. ANDERSON, D.C. Bar #502380

/s/ *William H. Anderson*
WILLIAM H. ANDERSON

507 C Street, N.E.
Washington, D.C. 20002
Telephone: 202/789-3960
202/789-1813 (fax)

BODE & GRENIER, LLP
WILLIAM H. BODE, D.C. Bar #113308
MARK LEVENTHAL, D.C. Bar #458987
1150 Connecticut Avenue, N.W.
Washington, D.C. 20036
Telephone: 202/828-4100
202/828-4130 (fax)

Co-Liaison Counsel for Plaintiffs and the Class

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD (admitted *pro hac vice*)
JOSEPH RUSSELLO (admitted *pro hac vice*)
58 South Service Road, Suite 200
Melville, New York 11747
Telephone: 631/367-7100
631/367-1173 (fax)

RIGRODSKY & LONG, P.A.
MARC A. RIGRODSKY, D.C. Bar #401169
SETH D. RIGRODSKY
BRIAN D. LONG (admitted *pro hac vice*)
TIMOTHY J. MACFALL
919 N. Market Street, Suite 980
Wilmington, Delaware 19801
Telephone: 302/295-5310
302/654-7530 (fax)

Co-Lead Counsel for Plaintiffs and the Class

KENDALL LAW GROUP LLP
JOE KENDALL
HAMILTON LINDLEY
3232 McKinney Avenue, Suite 700
Dallas, Texas 75204
Telephone: 214/744-3000
214/744-3015 (fax)

Additional Counsel for Plaintiffs

KENDALL
LAW GROUP, LLP

October 30, 2009

BY CERTIFIED U.S. MAIL (RRR)
Board of Directors
Allied Capital Corporation
1919 Pennsylvania Avenue, NW
Washington, DC 20006

RE: ALLIED CAPITAL CORPORATION SHAREHOLDER DEMAND LETTER

Dear Board of Directors:

I am writing on behalf of John Cook, a shareholder of Allied Capital Corporation ("Allied," "ALD" or the "Company"). Mr. Cook is deeply concerned about the proposed sale of Allied to Ares Capital for $648 million ("Proposed Transaction").

Our client demands that the Board take immediate steps to investigate, address, and remedy the harm inflicted on the Company as a result of the misconduct described in this letter. The wrongful conduct discussed includes apparent violations of fiduciary duty. The following is the basis for our client's concerns.

The Company and Ares Capital, issued a joint press release on October 26, 2009, announcing their entry into the Proposed Transaction, pursuant to which Ares Capital has proposed to acquire each share of Allied common stock in an all stock transaction valued at $648 million, or approximately $3.47 per Allied Capital share. The Proposed Transaction is expected to close by the end of the first quarter of 2010.

Today, Allied filed a Form 8-K with the Securities and Exchange Commission in connection with the Proposed Transaction, which revealed that the Board agreed to a substantial $30 million termination fee and a no solicitation provision. Additionally, in the event that shareholders vote down the Proposed Transaction, the Company must pay a $15 million fee to Ares Capital. These onerous deal protection devices ensure that no superior offer will be forthcoming.

Moreover, to the detriment of Allied and its shareholders, Ares Capital will obtain extensive benefits from the Proposed Transaction, not the least of which is that Ares Capital's shareholders will continue to own a substantial majority of Ares Capital. In contrast, Allied's shareholders will own only 35% of Ares Capital in the event that the Proposed Transaction

3232 McKinney Avenue, Suite 700 • Dallas, Texas 75204
(214) 744-3000 telephone • (214) 744-3015 fax • (877) 744-3728 toll free • www.kendalllawgroup.com

closes.. Further, notwithstanding the skewed nature of the Proposed Transaction, the Board has ensured that at least one of its members will continue in office with Ares Capital.

Additionally, the trading price and volume of Allied's common stock in the wake of the Proposed Transaction's announcement suggests that the market believes that Allied's shares are significantly undervalued therein. For example, on October 26, 2009, the day of the announcement, Allied stock closed at $3.61 per share on volume of more than 21 million shares traded – 14 cents ***higher*** than the value of the consideration offered to shareholders in the Proposed Transaction, on trading volume exceeding the average by 15 times. Moreover, Allied's common stock has traded as high as $3.56 per share as recently as September 23, 2009, and, before that, closed as high as $4.05 per share as of July 30, 2009.

Allied's prospects and recent financial results also suggest that the Proposed Transaction undervalues its shares, which further suggests that the Board either failed to adequately inform itself of the Company's true value or disregarded such value in unanimously approving the Proposed Transaction.

For example, on August 10, 2009, Allied announced improving financial results for the second quarter ended June 30, 2009, including a dramatically lower net loss for the quarter than the Company had reported during the same quarter the year before.

Moreover, as announced on September 1, 2009, Allied comprehensively restructured its private notes and bank facility, improving liquidity and the Company's future prospects. Commenting on the restructuring, John M. Scheurer, the Company's Chief Executive Officer, President and a member of the Board, took a very optimistic tone, stating, in part, the following:

> "We believe the new debt agreements provide significant financial covenant relief and result in a reasonable maturity profile. With this restructuring now behind us, we will continue to focus on de-levering the balance sheet and executing our business strategy to move the company forward and rebuild shareholder value. This is important not only for our shareholders, but also for the thousands of middle market businesses in the US, many of which are facing significant capital needs and look to companies like Allied Capital for their financing . . . ."

Accordingly, unless the Board and the Company's officers are enjoined from breaching their fiduciary duties, the Company and its shareholders will continue to suffer irreparable harm in connection with the Proposed Transaction, which undervalues the Company's shares and favors the interests of certain insiders – including the Board – above those of the Company and the unaffiliated public shareholders.

Because of your position as members of the Board of Directors, you are in a fiduciary relationship with the Company and its shareholders, and owe them the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

In any situation where the directors of a publicly-traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation's assets, you have a fiduciary obligation to act in the best interests of the company and its shareholders. To diligently comply with these duties, the directors may not take any action that: (i) adversely affects the value or prospects of the company; (ii) will discourage or inhibit alternative offers to acquire control of the company or its assets; (iii) contractually prohibits them from complying with their fiduciary duties; and/or will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the company and its unaffiliated public shareholders, or place their own pecuniary interests above those of the interests of the company and its shareholders.

In accordance with their duties of loyalty and good faith, you are obligated to: (i) determine whether a proposed sale of the Company is in the Company's and the shareholders' best interests; (ii) consider all bona fide offers or strategic alternatives; and (iii) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

Mr. Cook believes that the Board, separately and together, in connection with the Proposed Transaction, has violated and continue to violate the fiduciary duties you owe to the Company and its public shareholders, including the duties of loyalty, good faith, candor, and due care.

Given all the above, our client, Mr. Cook, demands that the Board take all necessary steps to investigate, address, and promptly remedy the harm inflicted upon the Company as a result of the misconduct described herein. In particular, Mr. Cook demands that the Board investigate Ann Torre Bates, Brooks Browne, John D. Firestone, Anthony Garcia, Lawrence Herbert, Edward Mathias, Alex Pollock, Marc F. Racicot, Laura W. Van Roijen, William Walton, Robert Long, Joan Sweeney, John Scheurer, as well as any others that the Board may find have contributed to the mismanagement discussed herein, such as Ares Capital. Our client demands that the Board commence an investigation and pursue accordingly, any apparent breaches of fiduciary duty. Further, our client asks that the Board fully disclose its findings upon completion of its investigation to clarify and corroborate the Board's conclusions.

The Board's investigation should be undertaken by a committee of the Board consisting of independent and disinterested directors with the assistance of independent outside legal counsel. The investigation should, among other things: (i) determine which parties are responsible for the wrongful conduct causing harm to the Company; (ii) determine if any parties wrongfully sold their own Company stock while in possession of adverse, non-public information; and (iii) determine the extent to which ALD was damaged by all of the foregoing.

Following the investigation, Mr. Cook demands that the Company undertake reasonable efforts to determine the true value of the Company's shares and, in the event that a sale of the Company is still in its best interests, pursue an open, informed and rigorous process to secure the highest price reasonably available. Mr. Cook also demands that the Company commence legal proceedings against each party identified as being responsible for the breaches of fiduciary duty described above, which will preclude the emergence of a transaction that adequately values the Company's shares. The legal proceedings should also seek, to the extent practicable, recovery of the salaries, bonuses, director fees, and other compensation paid to the parties responsible because these parties were unjustly enriched by such compensation. Finally, Mr. Cook demands that the Board implement sound corporate governance policies to prevent the recurrence of the acts complained of in this demand letter and to ensure that full and adequate disclosure to shareholders is made.

In making the foregoing demands to investigate and commence litigation, our client does not concede that the Board or any member thereof is disinterested, independent, or competent to consider these demands. Our client, as an ALD shareholder, thanks you and the rest of the Board for promptly considering this serious matter. It is incumbent on ALD's Board to hold accountable all those responsible for the harm done to ALD. Should you have any requests, questions, or concerns, please do not hesitate to contact us.

Sincerely,

Joe Kendall

Joe Kendall

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Board of Directors
Allied Capital Corporation
1919 Pennsylvania Ave, NW
Washington DC 20006

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) TERRENCE FEW

C. Date of Delivery 11-3-09

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
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4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7003 3110 0002 9998 3827

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1540

VERIFICATION

I, (LEE) ELLIOT SANDLER, declare that I have reviewed the Verified Consolidated Amended Class Action and Shareholder Derivative Complaint (the "Complaint"), know the contents thereof, and authorize its filing. The Complaint is true and correct to the best of my knowledge, and, as to those allegations for which I do not have personal knowledge, I rely upon my counsel and counsel's investigation and for that reason believe them to be true. I further declare that am a current holder of the common stock of Allied Capital Corporation, and have been a holder of common stock during the time period in which the wrongful conduct alleged in the Complaint occurred and is occurring.

I declare under penalty of perjury that the foregoing is true and correct.

Dated: March 3, 2010

(LEE) ELLIOT SANDLER

VERIFICATION

I, JOHN COOK, declare that I have reviewed the Verified Consolidated Amended Class Action and Shareholder Derivative Complaint (the "Complaint"), know the contents thereof, and authorize its filing. The Complaint is true and correct to the best of my knowledge, and, as to those allegations for which I do not have personal knowledge, I rely upon my counsel and counsel's investigation and for that reason believe them to be true. I further declare that am a current holder of the common stock of Allied Capital Corporation, and have been a holder of common stock during the time period in which the wrongful conduct alleged in the Complaint occurred and is occurring.

I declare under penalty of perjury that the foregoing is true and correct.

Dated: March 10, 2010

JOHN COOK

PLAINTIFF CERTIFICATION

MONTIE L. WIENECKE ("Plaintiff") hereby states:

1. Plaintiff has reviewed the verified consolidated amended class action and shareholder derivative complaint against Allied Capital Corporation and others alleging violations of state law and has authorized the filing of a verified consolidated amended class action and shareholder derivative complaint on his behalf.

Executed this ______ day of March, 2010 in Post Falls, Idaho

Signature

CERTIFICATE OF SERVICE

I hereby certify that on March 10, 2010, I caused a true and correct copy of the foregoing Verified Consolidated Amended Class Action and Shareholder Derivative Complaint, and all attachments thereto, to be filed with the Clerk of the Court via the Court's electronic service vendor CaseFileXpress and thereby caused counsel of record to be served with the same.

/s/ William H. Anderson
WILLIAM H. ANDERSON, D.C. Bar #502380

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

LON ENGEL, *et al.*, Plaintiffs, v. ALLIED CAPITAL CORPORATION, *et al.* Defendants.	Case No. 324584V
JAMES M. HARRIS, *et al.* Plaintiff, v. WILLIAM WALTON, *et al.* Defendants.	Case No. 322639V
DAVID T. ALLEN *et al.*, Plaintiff, v. JOHN M. SCHEURER, *et al.* Defendants	Case No. 324596V

ENTERED
JAN 21 2010 LSU
Clerk of the Circuit Court
Montgomery County, Md.

#1205306v.1

SHERMAN ENTERPRIZES, INC., ***et al.,*** **Plaintiff,** **v.** **JOHN M. SCHEURER,** ***et al.*** **Defendants**	**Case No. 324597V**

ORDER

Upon consideration of the Motion for Consolidation and Appointment of Co-Lead Counsel and any opposition thereto, it is this 12th day of January, 2010,

ORDERED, that the Motion shall be, and hereby is, GRANTED, and it is further

ORDERED, that the above captions actions shall be consolidated, along with any of the related actions that were originally filed in the Circuit Court for Baltimore City, Maryland and transferred to this in this Court. The consolidated caption for the actions shall be styled "In Re Allied Capital Corporation Shareholder Litigation" (the "Consolidated Action"); and it is further

ORDERED, that if a case that arises out of the same operative facts as the Consolidated Action is hereinafter filed in or transferred to this Court, it shall be consolidated with the Consolidated Action; and it is further

ORDERED that Brower Piven, A Professional Corporation, and Tydings & Rosenberg LLP, shall be appointed as Interim Co-Lead Counsel, and that:

Interim Co-Lead Counsel shall have the authority over the following matters on behalf of all plaintiffs in the Consolidated Action:

ENTERED
JAN 21 2010 LSW
Clerk of the Circuit Court
Montgomery County, M.

a) directing, coordinating, and supervising the prosecution of plaintiffs' claims in the Consolidated Action;

b) appointing working committees (*e.g.*, "Discovery Committee") of plaintiffs' counsel who will (1) assist in the conduct of the litigation, and (2) consult with the Interim Co-Lead Counsel on all litigation matters and the performance of such work assignments as are delegated to them by Interim Co-Lead Counsel;

c) retaining experts;

d) communicating with the Court;

e) communicating with defense counsel;

f) conducting settlement negotiations;

g) collecting and reviewing time and expense records from all plaintiffs' counsel;

h) maintaining communication and promoting efficient and harmonious dealings among all plaintiffs' counsel; and

i) coordinating activities to avoid duplication and inefficiency in the filing, serving and /or implementation of pleadings, other court papers, discovery papers, and discovery practice, and, generally, in the litigation.

No motion shall be initiated or filed on behalf of any plaintiff in the Consolidated Action except through the Interim Co-Lead Counsel, and no work shall be performed by any other plaintiffs' counsel except at the express direction of the Interim Co-Lead Counsel.

Service of pleadings and other papers by defendants shall be made only upon Interim Co-Lead Counsel, who are authorized and directed to accept service on behalf of all plaintiffs in this Consolidated Action and any later actions consolidated herewith.

ENTERED
JAN 2 1 2010 LSU
Clerk of the Circuit Court
Montgomery County, Md.

All plaintiffs' counsel shall keep contemporaneous time and expense records and shall provide such records upon request to Co-Lead Counsel.

Dated:____________

____
Judge
Circuit Court for Montgomery County

ENTERED
JAN 2 1 2010 LSU
Clerk of the Circuit Court
Montgomery County, Md.

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

CIVIL DIVISION

ELLIOT SANDLER, Derivatively on Behalf of ALLIED CAPITAL CORPORATION, Plaintiff,	)	No. 2009 CA 008123 B
v.	)	
WILLIAM L. WALTON, ANNE TORRE BATES, BROOKS H. BROWNE, JOHN D. FIRESTONE, ANTHONY T. GARCIA, LAWRENCE I. HEBERT, ROBERT E. LONG, ALEX J. POLLOCK, MARC F. RACICOT, JOAN M. SWEENEY, LAURA VAN ROIJEN, JOHN M. SCHEURER, EDWARD J. MATHIAS and ARES CAPITAL CORPORATION, Defendants,	)	**Judge Natalia M. Combs Greene**
– and –	)	
ALLIED CAPITAL CORPORATION, Nominal Defendant.	)	
MONTIE L. WIENECKI, Individually and On Behalf of All Others Similarly Situated, Plaintiff,	)	No. 2009 CA 008541 B
v.	)	
ALLIED CAPITAL CORPORATION, WILLIAM L. WALTON, JAMES M. SCHEURER, JOAN M. SWEENEY, ROBERT E. LONG, ANN TORRE BATESm BROOKS H. BROWNE, JOHN D. FIRESTONE, ANTHONY T. GARCIA. LAWRENCE I. HEBERT, EDWARD J. MATHIAS, ALEX J. POLLOCK, MARC F. RACICOT, LAURA W. VAN ROIJEN, ARES CAPITAL CORPORATION and ARCC ODYSSEY CORPORATION, Defendants.	)	

OMNIBUS ORDER

This matter is before the Court on Plaintiff Elliot Sandler's Motion for Consolidation and the Appointment of Lead and Liaison Counsel *Nunc Pro Tunc,* Plaintiff Montie L. Wienecki's Motion for Consolidation and the Appointment of Lead and Liaison Counsel (the "Motions") and the Responses thereto.[1] None of the parties oppose consolidation of the cases. There is disagreement as between the two named Plaintiffs as to which counsel should serve as lead and liaison counsel. Accordingly, it is this 27th day of January 2010 hereby,

ORDERED that the portion of the Motions which seeks to have the matters Consolidated is **GRANTED**. Civil action 2009 CA 008123B is hereby consolidated with 2009 CA 008541B. It is further,

ORDERED that the portion of the Motions which seek the appointment of lead and liaison counsel is held in abeyance pending further Order of this Court.

SO ORDERED.

Natalia M. Combs Greene
(Signed in Chambers)

---

[1] In his Motion for Consolidation, Plaintiff Wienecki opposes the portion of Plaintiff Sandler's Motion for the Appointment of Lead and Liaison Counsel. The Court notes (for the benefit of all parties) that when requesting relief from the Court, the Rules require that separate Motions be filed. In addition, an opposition contained within the body of a Motion is not properly filed and may go unnoticed.

cc: Honorable Judith Bartnoff

Honorable Ramsey Johnson

Attorneys to be served:

Jonathan W. Cuneo (Via US Mail)
William H. Anderson (Via Electronic Service)
Cuneo Gilbert & LaDuca, LLP
507 C Street, N.E.
Washington, D.C. 20002
Counsel for Plaintiff Elliot Sandler

Samuel H. Rudman (Via US Mail)
David A. Rosenfeld (Via Electronic Service)
Joseph Russello (Via US Mail)
Coughlin Stoia Geller Rudman & Robbins LLP
58 South Service Road, Suite 200
Melville, N.Y. 11747
Counsel for Plaintiff Elliot Sandler

Jacqueline Perrell (Electronic Service)
Proskauer Rose LLP
1001 Pennsylvania Avenue, NW, Suite 400 South
Washington, D.C. 20004
Counsel for Defendant Ares Capital Corporation

Tom Connell (Via Electronic Service)
Ronald Machen (Via Electronic Service)
Matthew Jones (Via US Mail)
Wilmer Cutler Pickering Hale & Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006
Counsel for Nominal Defendant Allied Capital and the Individual Defendants

Marc Rigrodsky (Via Electronic Service)
Rigrodsky & Long, PA
919 North Market Street, Suite 980
Wilmington, DE 19801
Counsel for Plaintiff Wienecki

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

STIPULATION OF SETTLEMENT

The parties to the consolidated actions captioned *In re Allied Capital Corporation Shareholder Litigation.*, No. 322639 (the "Action"), pending in the Circuit Court for Montgomery County, Maryland (the "Court"), by and through their respective attorneys, have entered into this Stipulation ("Stipulation"), effective as of March 2, 2010, memorializing their proposed Settlement of the Action ("Settlement"). The Defendants in the Action are: Allied Capital Corporation ("Allied"), William L. Walton, John M. Scheurer, Joan M. Sweeney, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen, Ares Capital Corporation ("Ares") and ARCC Odyssey Corporation ("ARCC Odyssey"). This Stipulation is made pursuant to the settling parties' agreement as set forth in a Memorandum of Understanding entered into by the settling parties on March 2, 2010 (the "MOU").

WHEREAS, Allied, Ares and ARCC Odyssey entered into an Agreement and Plan of Merger dated October 26, 2009 (the "Merger Agreement"), pursuant to which Ares will acquire Allied in a stock-for-stock transaction in which each share of Allied common stock will be exchanged for 0.325 shares of Ares common stock (the "Acquisition");

WHEREAS, beginning in 2008, Allied began to explore a variety of strategic alternatives, including those described in the Definitive Proxy Statement (defined below) (all such strategic alternatives considered by Allied, collectively, the "Strategic Alternatives"). Ultimately, Allied decided to proceed with the Acquisition rather than any other Strategic Alternatives;

WHEREAS, Ares filed a Registration Statement, including a Preliminary Joint Proxy Statement (as amended, the "Preliminary Proxy Statement") of Ares and Allied that also constituted a Prospectus of Ares, on Form N-14 (File No. 333-163760) with the United States Securities and Exchange Commission (the "SEC") on December 16, 2009, which Registration Statement was amended by Pre-Effective Amendment No. 1 on January 26, 2010, Pre-Effective Amendment No. 2 on February 1, 2010, Pre-Effective Amendment No. 3 on February 4, 2010 and Pre-Effective Amendment No. 4 on February 11, 2010 and declared effective by the SEC on February 11, 2010 (such Registration Statement, as amended, the "Registration Statement");

WHEREAS, on February 12, 2010, pursuant to Rule 497(b) under the Securities Act of 1933 (the "Securities Act"), Ares filed with the SEC the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Ares Definitive Proxy Statement");

WHEREAS, on February 12, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act of 1934 (the "Exchange Act") the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Allied Definitive Proxy Statement" and, together with the Ares Definitive Proxy Statement, the "Definitive Proxy Statement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010;

WHEREAS, on March 9, 2010, pursuant to Rule 425 under the Securities Act, Ares filed with the SEC a supplement to the Ares Definitive Proxy Statement (the "Ares Proxy Supplement");

WHEREAS, on March 9, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act a supplement to the Allied Definitive Proxy Statement (the "Allied Proxy Supplement" and, together with the Ares Proxy Supplement, the "Proxy Supplement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010;

WHEREAS, on November 3, 2009, plaintiffs James M. Harris and Robert Kiesewetter commenced an action in the Circuit Court of Montgomery County by filing a Class Action and Derivative Complaint ("the *Harris* Complaint");

WHEREAS, in the weeks after the *Harris* Complaint was filed, seven other similar actions were filed in Maryland's Circuit Courts, all of which were either commenced in or transferred to the Circuit Court for Montgomery County, and by Orders dated January 21, 2010 and February 2, 2010, were consolidated under a single caption into the Action;

WHEREAS, there are currently pending two other actions that are separate from the Action but that involve parties and issues similar to the ones here, *In Re Allied Capital Corporation Shareholders Litigation*, Case No. 2009 CA 008123 B (D.C. Super. Ct.); and *James Ryan et al. v. Walton et al.*, No. 1:10-CV-00145-RMC (D.D.C.) (collectively, the "D.C. Cases");

WHEREAS, by Order entered January 21, 2010, the Court appointed the law firms of Brower Piven, a Professional Corporation ("Brower Piven"), and Tydings &

Rosenberg, LLP ("Tydings") as Interim Co-Lead Counsel in the Action ("Plaintiffs' Counsel");

WHEREAS, on February 1, 2010, Plaintiffs through Plaintiffs' Counsel filed a Consolidated Amended Class Action Complaint and Jury Demand (the "Complaint"). The Complaint alleged that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are and were shareholders of Allied at all relevant times, and that they are bringing the Action as a putative class action on behalf of all public shareholders of Allied, with the exception of certain persons and entities excluded from the proposed class, such as Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of Defendants;

WHEREAS, the Action seeks, among other things, injunctive and declaratory relief on the ground that the alleged conduct of Defendants in connection with the Acquisition constitutes a breach of fiduciary duties, or aiding in such a breach, by Defendants; that certain of the Defendants breached their fiduciary duties in connection with the dissemination of the Registration Statement, which was alleged to be materially misleading and to have failed to disclose material information; that the consideration offered by Ares and accepted by Allied pursuant to the Merger Agreement was not fair and adequate to the Allied shareholders; and that Allied failed to adequately consider unsolicited offers to acquire Allied by Prospect Capital Corporation (the "Prospect Offers").

WHEREAS, on or about February 3, 2010, Allied agreed to the production of certain expedited discovery requested by Plaintiffs including presentations to the Allied board of directors by its investment bankers, Bank of America/Merrill Lynch, Pierce, Fenner & Smith

Incorporated ("Bank of America/Merrill Lynch"), Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), and minutes of the meetings of the Allied board of directors. To that end, on February 3, 2010, Plaintiffs and Defendants entered into a Stipulation and [Proposed] Order Governing the Protection and Exchange of Confidential Information (the "Discovery Stipulation"), which was entered by the Court on or about February 18, 2010;

WHEREAS, on or about February 18, 2010 and March 3, 2010, Allied produced to Plaintiffs confidential, non-public documents subject to the Court-approved Discovery Stipulation;

WHEREAS, on February 24, 2010, Defendants filed a Motion to Dismiss the Complaint in its entirety, and, on February 25, 2010, the Court held a scheduling conference at which it (i) scheduled a hearing on Defendants' Motion to Dismiss for March 9, 2010, (ii) ordered that certain documents not already agreed to be produced be made available to Plaintiffs on March 9, 2010, depending upon the Court's resolution of Defendants' Motion to Dismiss, and (iii) scheduled a hearing for a forthcoming Motion for Preliminary Injunction, if necessary, on March 24, 2010;

WHEREAS, Plaintiffs' Counsel, the law firm of Brodsky Smith LLC, and Defendants' counsel have engaged in arms'-length negotiations on numerous occasions concerning a potential settlement of the Action;

WHEREAS, the parties believe that this Settlement is in their respective best interests and in the best interests of Allied, Ares and their shareholders;

WHEREAS, Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the alleged Settlement Class (as defined below) and otherwise deny that they engaged in any wrongdoing or committed any violation of law or breach of duty and believe that they acted properly at all times but wish to settle the litigation on the terms and conditions stated herein to eliminate the burden and expense of further litigation and to put the claims to be released hereby to rest finally and forever;

WHEREAS, Plaintiffs' Counsel have determined that pending confirmatory discovery, as set forth below, a settlement on the terms reflected in this Stipulation is fair, reasonable, adequate, and in the best interests of Allied's shareholders;

WHEREAS, Plaintiffs' entry into this Stipulation is not an admission as to the lack of merit of any of the claims asserted in the Action, and Defendants' entry into this Stipulation is not an admission of fault by any of the Defendants;

WHEREAS, the parties entered into the MOU memorializing their agreement to settle the Actions on terms and conditions substantially similar to those set forth herein;

WHEREAS, as consideration for the settlement, on March 9, 2010, Ares and Allied filed the Proxy Supplement which includes among other things, certain additional disclosures to Allied's shareholders requested by Plaintiffs' Counsel, which disclosures concerned 1) the relationship between Bank of America/Merrill Lynch, Sandler O'Neill, Allied and Ares; 2) Allied Capital's exploration of Strategic Alternatives; 3) the financial analyses performed by Bank of America/Merrill Lynch and Sandler O'Neill in support of the fairness opinions they provided to Allied's board of directors in connection with the Acquisition; 4) the Prospect Offers; and 5) negotiation of certain terms in the Merger Agreement (collectively, the "Supplemental Disclosures"). (The Supplemental Disclosures are reflected on pages 37-41 in the Proxy Supplement and are attached hereto as Exhibit D);

WHEREAS, Defendants acknowledge that the pendency and efforts of Plaintiffs' counsel in prosecuting the Action were substantial causal factors underlying their decision to include the Supplemental Disclosures;

WHEREAS, Ares has consented under the terms of the Merger Agreement to Allied's intention to declare a special dividend of $0.20 per share to Allied shareholders in connection with the approval of the merger transaction (the "Special Dividend");

WHEREAS, for purposes of this Settlement only, Defendants also acknowledge that the pendency of the Action and/or the allegations made in the Action, and this Action alone, was a contributing factor, out of many factors considered by Allied in its intention to declare the Special Dividend;

WHEREAS, commencing on or about March 11, 2010, Allied mailed the Proxy Supplement to each Allied shareholder of record as of February 2, 2010.

WHEREAS, no further disclosure shall be required under this Stipulation;

WHEREAS, Plaintiffs continue to believe that they have raised meritorious claims, but also believe that the Supplemental Disclosures resulting from the Settlement will permit Allied's shareholders to make a fully informed decision with respect to the Acquisition and that the Special Dividend will provide Allied's shareholders with tangible additional consideration if the merger is approved; and

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation and that the interests of the parties would be best served by a settlement of the litigation herein.

DISMISSAL OF THE ACTION

NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to the approval of the Court pursuant to Maryland Circuit Court Rule 2-231(h), for the good and valuable consideration set forth herein and conferred on Plaintiffs and the Settlement Class (as defined below), that, in addition to the effect of any final judgment entered in accordance with this Stipulation, all of the Released Claims (as defined below) are completely, fully, finally and forever settled, released, discharged, extinguished and dismissed with prejudice by the Releasors (as defined below) as to the Released Parties (as defined below), upon and subject to the terms and conditions set forth herein.

A. For purposes of this Stipulation:

1) "Settlement Class" means all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest;

2) "Releasors" includes each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities;

3) "Released Parties" means all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective

families, past, present, or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities;

4) "Released Claims" means all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the

Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition from the beginning of time to the date of the closing of the Acquisition, provided, however, that Released Claims shall not include any claims to enforce the Settlement.

ADDITIONAL RELEASES

B. To effectuate the releases in accordance with their full breadth and scope, the Releasors acknowledge that they are aware of and familiar with the provisions of section 1542 of the Civil Code of the State of California ("Section 1542") which provides as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Each Releasor acknowledges that he, she or it may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the Released Claims. Being aware of and notwithstanding the provisions of Section 1542, the Releasors expressly waive and relinquish any and all rights and benefits they may have thereunder, and except as otherwise expressly provided in this Stipulation, Releasors irrevocably and unconditionally release and forever discharge the Released Parties from the Released Claims including any and all charges, complaints, claims and liabilities of any kind or nature whatsoever, known or unknown, suspected or unsuspected, concealed or hidden, which Releasors at any time had or claimed to have or which Releasors may have or may in the future claim to have. This waiver of Section 1542 was a separately bargained for agreement among the parties;

C. Releasors waive any provision similar to that of Section 1542, including any right under any similar statute, or similar right under any case, or other legal doctrine; and

D. Defendants completely release all claims relating to the subject matter of the Action that they have or may have against Plaintiffs, Plaintiffs' Counsel and the Settlement Class, including any claims based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Action, provided, however, that Defendants shall retain the right to enforce the terms of the Stipulation and the Settlement.

SUBMISSION AND APPLICATION TO THE COURT

E. As soon as practicable after the Stipulation is executed, Plaintiffs and Defendants will jointly apply to the Court for, and use their best efforts to obtain, an Order in substantially the form attached hereto as Exhibit A (the "Scheduling Order"), which will include provisions, among others, that:

1. for purposes of the Settlement only, preliminarily certify the Settlement Class pursuant to Maryland Rule 2-231;

2. direct that a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing, substantially in the form attached hereto as Exhibit B (the "Notice"), be sent to all members of the Settlement Class at their last known address appearing in the stock transfer records maintained by or on behalf of Allied, and further providing that distribution of the Notice substantially in the manner set forth in the Scheduling Order constitutes the best notice practicable under the circumstances, meets the requirements of applicable law, is

due and sufficient notice of all matters relating to the Settlement, and fully satisfies the requirements of due process and the Maryland Circuit Court Rules;

3. schedule a hearing (the "Settlement Hearing") at which the Court will (i) determine whether the Settlement set forth in the Stipulation should be approved as fair, reasonable and adequate; (ii) determine whether the Order and Final Judgment, substantially in the form attached hereto as Exhibit C (the "Final Judgment"), should be entered dismissing the Action as to the Released Parties with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims; (iv) consider the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; (v) hear and determine any objections to the Settlement or the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; and

4. provide that pending final determination of whether the Settlement contained in the Stipulation should be approved, no Plaintiff, nor any member of the Settlement Class, either directly, representatively, derivatively or in any other capacity, shall commence or prosecute any action or proceeding in any court or tribunal asserting any of the Released Claims against any of the Released Parties.

STOCKHOLDER NOTICES

F. Allied shall be responsible for providing notice of the Settlement to members of the Settlement Class. Allied shall pay, on behalf of and for the benefit of the other Defendants, all reasonable costs and expenses incurred in providing notice of the Settlement to members of the Settlement Class.

ORDER AND FINAL JUDGMENT

G. If the Settlement (including any modification thereto made with the written consent of the parties as provided herein) is approved by the Court, the parties shall jointly request at the Settlement Hearing that the Court enter the Order and Final Judgment, which among other things:

1. certifies the Class pursuant to Maryland Circuit Court Rule 2-231 for purposes of the Settlement, approves the Settlement, adjudges the terms of the Settlement to be fair, reasonable, adequate and in the best interests of the Settlement Class, and directs consummation of the Settlement in accordance with the terms and conditions of this Stipulation;

2. dismisses the Action with prejudice, on the merits and without costs, said dismissal subject only to compliance by the parties with the terms of this Stipulation and any Order of the Court concerning this Stipulation; provides for the final release of all Released Claims; permanently enjoins the Plaintiffs, the Settlement Class, and anyone claiming through or for the benefit of any of them, from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any Released Claim, either directly, representatively, derivatively, or in any other capacity against the Released Parties.

INJUNCTION

H. Pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any claims, either directly, representatively, derivatively, or in any other capacity, which have been or could have been asserted, that arise out of, or relate in any way to, the Acquisition, the Strategic Alternatives and the evaluation thereof, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition.

I. Any of the Defendants shall have the right to withdraw from the proposed Settlement in the event that any lawsuits or claims related to the subject matter of the Action or the D.C. Cases, including any of the materials covered by the releases above, are commenced or prosecuted against any of the Released Parties in any court prior to Final Court Approval (defined below), including without limitation in the D.C. Cases, and such lawsuits or claims are not dismissed with prejudice or stayed in contemplation of dismissal, and that in the event any such lawsuits or claims are commenced or prosecuted, Plaintiffs and Defendants agree to cooperate and use all reasonable efforts to secure the stay or dismissal thereof.

BEST EFFORTS

J. The parties agree to use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Settlement Class in any other litigation against any of the parties to this Stipulation that challenges the Settlement, the Acquisition, the Strategic Alternatives and the evaluation thereof, the

Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition or otherwise involves a Released Claim.

K. The parties agree to cooperate in preparing any and all necessary papers to effectuate the Settlement.

CONDITIONS OF SETTLEMENT

L. The consummation of the Settlement is subject to: (a) Plaintiffs being afforded a reasonable opportunity to conduct the additional discovery set forth herein in Section S hereof; (b) consummation of the Acquisition; and (c) Final Court Approval of the Settlement. Final Court Approval of the Settlement means that the Court has entered the Order and Final Judgment approving the Settlement in accordance with the Stipulation, and that Order and Final Judgment is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by leave, certiorari or otherwise, has expired.

EVENTS THAT WILL VOID THE SETTLEMENT

M. In the event that the Settlement proposed herein is not finally approved by the Court, or the Court approves the Settlement but such approval is reversed or vacated or substantially modified on appeal, reconsideration or otherwise, and such Order reversing or substantially modifying the Settlement becomes final by lapse of time or otherwise, then the Stipulation shall be terminated and shall become null and void and of no force and effect, unless otherwise agreed to in writing by the parties to this

Stipulation. In any such event, (i) the MOU and Stipulation, and all negotiations, transactions, and proceedings connected with them, shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, (ii) the MOU and the Stipulation shall not be deemed or construed as evidence of any sort or an admission by any party of any fact, matter, or thing, (iii) the Defendants shall not be obligated to pay any fees or expenses of Plaintiffs' Counsel, (iv) the certification of the Class as provided for herein shall be terminated and of no further force and effect, with Defendants reserving the right to oppose certification of the Class in any future proceedings, and (v) neither the existence of the Settlement, the MOU or the Stipulation nor their contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

FEES AND EXPENSES

N. If the Acquisition closes and all other conditions of this Settlement Agreement are satisfied, Allied or its successor(s) in interest will pay, on behalf of and for the benefit of the Defendants, attorneys' fees awarded by the Court to Plaintiffs' Counsel (inclusive of all expenses, disbursements, and fees) in an amount up to and no more than $975,000 (the "Attorneys' Fees Award") (said amount having been agreed upon as the result of arms'-length negotiations after the parties negotiated the other aspects of the Settlement), to be paid within five (5) business days after the date on which the Order and Final Judgment is entered, by check made payable to or wire transfer to Brower Piven, A Professional Corporation, Attorney Escrow Account. The payment of the Attorneys' Fees Award shall be made timely without regard to whether there is any existing or potential appeal therefrom. Defendants shall not object to or oppose any application for fees made by Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $975,000. Should the Court award an amount greater than $975,000, Defendants shall not be obligated to pay any amount in excess of $975,000. Should the Court award an amount less than $975,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Payment of the fees contemplated herein is subject to Plaintiffs' Counsel's joint and several obligations to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced.

O. Plaintiffs reserve the right to apply for an incentive award of up to $2,500.00 for their participation and effort in the prosecution of this Action. This incentive award must be approved by the Court to be paid and, if approved, would be deducted from the attorneys' fees award described in the preceding paragraph. Defendants take no position on whether the Court should approve any application for an incentive award. The failure of any court to approve any requested incentive award, in whole or in part, shall have no effect on the Settlement set forth in this Stipulation.

P. The failure of any court to approve any requested award of attorneys' fees and/or expenses, in whole or in part, shall have no effect on the Settlement set forth in this Stipulation, and neither Plaintiffs nor any member of the Settlement Class shall have any right to terminate or withdraw from the Settlement by reason of any order relating to fees or expenses.

Q. Except as provided herein, the Defendants shall bear no other expenses, costs, damages or fees alleged or incurred by Releasors with respect to the claims settled herein, and

Defendants shall have no responsibility for, and no liability with respect to, the fee and expense allocation among counsel for the Plaintiffs, the Settlement Class or any member of that class.

MISCELLANEOUS PROVISIONS

R. Plaintiffs acknowledge and agree that the parties to the Merger Agreement may negotiate amendments or modifications to the Merger Agreement prior to the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland to facilitate the consummation of the Merger Agreement, and agree that Plaintiffs will not challenge or object to any such amendments or modifications so long as they are consistent with the fairness of the Settlement or Defendants' fiduciary duties or other obligations to the Settlement Class.

S. Plaintiffs' counsel will be entitled to conduct the following reasonable additional discovery necessary to confirm the fairness and reasonableness of this Settlement: (a) review of additional non-public documents to be reasonably agreed to by the parties, including additional materials presented to the Allied board of directors and additional agendas for and minutes of meetings of the Allied board of directors or the Allied Capital Investment Bank Committee; and (b) one deposition or interview of a knowledgeable representative of each of Allied, Bank of America/Merrill Lynch, and Sandler O'Neill. The parties agree to conduct said confirmatory discovery as promptly as possible, and will complete the discovery by May 3, 2010. The parties further agree that any claim by Plaintiffs that the discovery did not confirm the fairness and reasonableness of the settlement must be reasonable and must be made within three (3) business days of the conclusion of discovery.

T. Each party severally acknowledges that no promise, inducement or agreement not expressed herein has been made to it or him or her, that this Stipulation contains the entire agreement between or among the parties concerning the matters described in this Stipulation, and, except as expressly provided herein, that there are no third-party beneficiaries to this Stipulation.

U. This Stipulation supersedes and replaces all prior agreements between the parties regarding the Action, including the MOU.

V. Plaintiffs and Plaintiffs' Counsel represent and warrant that none of Plaintiffs' claims or causes of action referred to in this Stipulation or that could have been alleged in the Action have been assigned, encumbered or in any manner transferred in whole or in part.

W. This Stipulation may be executed and exchanged in counterparts by any of the signatories hereto, including by electronic means, and as so executed shall constitute one agreement.

X. This Stipulation may be modified or amended only by a writing signed by all of the signatories hereto.

Y. This Stipulation and Settlement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to conflict of laws principles. Any judicial proceedings brought with respect to this Stipulation shall be brought only before the Circuit Court of Maryland in Montgomery County.

Z. Each of the attorneys executing this Stipulation has been duly empowered and authorized by his or respective client(s) to do so.

[Signatures Begin on Following Page]

Dated: March 17, 2010

Charles J. Piven
Yelena Trepetin
BROWER PIVEN,
A Professional Corporation
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

John Isbister
TYDINGS & ROSENBERG LLP
100 East Pratt Street
Baltimore, MD 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460

Evan J. Smith
Marc L. Ackerman
BRODSKY & SMITH LLC
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: (610) 667-6200
Facsimile: (610) 667-9029

Attorneys for Plaintiffs

Dated: March 17, 2010

Thomas F. Connell
WILMER CUTLER PICKERING HALE AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Charles C. Platt
WILMER CUTLER PICKERING HALE AND DORR LLP
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants Allied Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long

Brian T. Frawley
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Attorney for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen

Dated: March 17, 2010

Sarah Gold /gur

Sarah S. Gold
Margaret A. Dale
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

Samantha Williams /gur

Karl A. Racine
Samantha M. Williams
VENABLE LLP
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corporation

EXHIBIT A

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

PRELIMINARY APPROVAL OF CLASS ACTION SETTLEMENT AND SCHEDULING ORDER

The parties to the above-captioned action (the "Action") have applied pursuant to Maryland Circuit Court Rule 2-231(h) for an order preliminarily approving the settlement of the Action (the "Settlement") in accordance with the Stipulation of Settlement by and among the parties dated March 17, 2010 (the "Stipulation"), a copy of which is attached hereto as Exhibit A and incorporated herein, and for dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation. The Stipulation contemplates certification by this Court of a class in the Action, solely for the purposes of Settlement. The Court having read and considered the Stipulation and accompanying documents and presentations of counsel, and all parties having consented to the entry of this Order, and good cause appearing for its entry,

NOW, THEREFORE, this _____ day of March, 2010, upon application of the parties,

IT IS ORDERED, that:

1. For purposes of this Order, except as specifically set forth herein, the Court adopts and incorporates the definitions contained in the Stipulation.

2. For settlement purposes only, and pursuant to Maryland Circuit Court Rules 2-231a, 2-231(b)(1) and 2-231(b)(2), the Court certifies the non-opt-out settlement class consisting of the following:

all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corporation ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland (the "Class Period"), other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the " Settlement Class").

3. The Court finds for purposes of the Settlement only that (i) the Settlement Class is so numerous that joinder of all members is impracticable; (ii) there are questions of law or fact common to the Settlement Class; (iii) the claims of the representative Plaintiffs are typical of the claims of the Settlement Class; and (iv) the Plaintiffs and their counsel have fairly and adequately protected the interests of the Settlement Class. The Court further finds that (i) the prosecution of separate actions by individual members of the Settlement Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Settlement Class which would establish incompatible standards of conduct for the parties opposing the Settlement Class or would be as a practical matter dispositive to the other members of the Settlement Class not parties to the adjudications; and (ii) Defendants have acted on grounds generally applicable to the Settlement Class, thereby making appropriate final injunctive or declaratory relief with respect to the Settlement Class as a whole.

4. The Court further finds that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are appropriate settlement class representatives and appoints them as representatives of the Settlement Class. The Court also finds that the law firms of Brower Piven, a Professional Corporation, and Tydings & Rosenberg, LLP, are qualified to act as counsel on behalf of the Settlement Class and hereby appoints them as co-lead counsel for the Settlement Class (collectively, "Settlement Class Counsel"). Settlement Class Counsel's entry into the Stipulation

is approved, and Settlement Class Counsel are hereby authorized to enter into the Settlement, subject to the Court's final approval, on behalf of the Settlement Class.

5. The Court preliminarily finds that the proposed Settlement: (i) appears to be the product of serious, informed, non-collusive negotiations; (ii) has no obvious deficiencies; (iii) does not improperly grant preferential treatment to Settlement Class representatives or segments of the Settlement Class; (iv) falls within the range of possible approval; and (v) warrants notice to Settlement Class members of the Settlement hearing and the fee application pursuant to Maryland Rule 2-231, at which hearing evidence may be presented in support of and in opposition to the proposed Settlement. The Stipulation and the Settlement set forth therein, are preliminarily approved as fair, reasonable, and adequate to the members of the Settlement Class, subject to further consideration at the hearing set forth below.

6. A hearing (the "Settlement Hearing") shall be held on ____________________, 2010 at ______________, in the Circuit Court for Montgomery County, Judicial Center, 50 Maryland Avenue, Rockville, Maryland, 20850, to determine:

(a) determine whether the Settlement set forth in the Stipulation should be approved as fair, reasonable, and adequate;

(b) determine whether the Order and Final Judgment should be entered dismissing the Action as to the Released Persons with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims;

(c) consider the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses;

(d) hear and determine any objections to the Settlement or the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; and

(e) any other matters the Court may deem appropriate.

7. All papers in support of the Settlement, and any application by Settlement Class Counsel for attorneys fees or reimbursement of expenses shall be filed and served not less than seven (7) calendar days prior to the Settlement Hearing.

8. The Court reserves the right to adjourn the Settlement Hearing, including the consideration of Settlement Class Counsel's application for attorneys' fees and expenses, without further notice of any kind other than oral announcement at the Settlement Hearing.

9. The Court reserves the right to approve the Settlement at or after the Settlement Hearing with such modifications as may be consented to by the parties to the Stipulation and without further notice to the Settlement Class.

10. Within twelve (12) business days after the earlier of (i) the conclusion of confirmatory discovery by Settlement Class Counsel or (ii) May 3, 2010, Defendants shall cause a Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), substantially in the form annexed as Exhibit B to the Stipulation, to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied. All record holders of shares of Allied stock who were not also the beneficial owners of those shares are requested to forward the Notice to the beneficial owners of those shares. Defendants shall use reasonable efforts to give notice to beneficial owners by (a) making additional copies of the Notice available to any record holder who, before the Settlement Hearing, requests them for distribution to beneficial owners, or (b) mailing additional copies of the Notice to beneficial owners if reasonably requested to do so by record holders.

11. The form and method of notice specified herein is the best notice practicable, constitutes due and sufficient notice of the Settlement Hearing to all persons entitled to receive

notice, and fully satisfies the requirements of due process, Rule 2-231 of the Maryland Circuit Court Rules, and applicable law. Counsel for Defendants shall, seven (7) days before the date of the Settlement Hearing, file proof of mailing of the Notice with the Court.

12. All proceedings in the Action, other than proceedings that may be necessary to carry out the terms and conditions of the Settlement, are stayed and suspended until further order of the Court. Pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, are barred and enjoined from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any claims, either directly, representatively, derivatively, or in any other capacity, which have been or could have been asserted, or which arise out of, or relate in any way to, the Acquisition, the Strategic Alternatives and the evaluation thereof, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition or otherwise involves a Released Claim.

13. Any member of the Settlement Class who objects to the Stipulation, the Settlement, the Order and Final Judgment to be entered in the Action, or Plaintiffs' Counsel's application for attorneys' fees and expenses, or who otherwise wishes to be heard, may appear in person, or be represented by her attorney, at the Settlement Hearing and present evidence or argument that is proper or relevant; provided, however, that, except for good cause shown as determined by the Court, no person other than Settlement Class Counsel and counsel for the

Defendants in the Action shall be heard, and no papers, briefs, pleadings or other documents submitted by any person shall be considered by the Court, unless the person wishing to be heard files with the Court (i) a written notice of intention to appear, (ii) proof of membership in the Settlement Class, including a list of all transactions in Allied common stock during the Class Period; (iii) a detailed statement of the person's objections to any matters before the Court; and (iv) the reason why the person wishes to appear and be heard and any documents the person wishes the Court to consider; and (v) the case name, court location, and docket number of any class action or shareholder derivative suit in which the person wishing to be heard or his counsel has filed an objection to a settlement in the past three years. All of the aforementioned information shall be filed with the Court at least fifteen (15) calendar days before the Settlement Hearing, and, on or before the date of the filing, served by electronic mail, hand-delivery, or overnight mail on the following counsel of record:

Counsel for Plaintiffs and the Settlement Class:

BROWER PIVEN,
A Professional Corporation
Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Counsel for Defendants Allied Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long:

WILMER CUTLER PICKERING HALE AND DORR LLP
Thomas F. Connell
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

WILMER CUTLER PICKERING HALE AND DORR LLP
Charles C. Platt
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Counsel for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen:

SULLIVAN & CROMWELL LLP
Brian T. Frawley
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Counsel for Defendants Ares Capital Corporation and ARCC Odyssey Corporation:

PROSKAUER ROSE LLP
Sarah S. Gold
Margaret A. Dale
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

VENABLE LLP
Samantha M. Williams
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

14. Any member of the Settlement Class who does not object in the time and manner described above shall have waived the right to object (including any right of appeal), shall be

forever barred from objecting to the Stipulation, the Settlement, the Order and Final Judgment to be entered in the Action, or Settlement Class Counsel's application for attorneys' fees and expenses, in this or any other action or proceeding, unless the Court orders otherwise, shall be barred from asserting any Released Claim against any of the Released Parties, and shall be conclusively deemed to have released any and all such Released Claims against all of the Released Parties.

15. If the Court approves the Settlement following the Settlement Hearing, an Order and Final Judgment shall be entered as described in the Stipulation.

16. If the Settlement, including any amendment made in accordance with the Stipulation, is not approved by the Court or does not become effective for any reason whatsoever, the Settlement (including any modification made with the consent of the parties as provided for in the Stipulation) and the Settlement Class certification and any associated actions taken or to be taken (including this Order and any associated entry of judgment) shall be terminated and be of no further force and effect, except for Allied or its successor in interest's obligation to pay for any expenses incurred in connection with the Notice and administration provided for by this Order. In that event, the Stipulation, any provision contained in the Stipulation, any action undertaken pursuant to the Stipulation, and the negotiation of the Stipulation by any party, shall not be deemed an admission or received as evidence in this or any other action or proceeding.

____

Judge Michael D. Mason

EXHIBIT B

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V
	Honorable Michael D. Mason

NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

TO: ALL PERSONS OR ENTITIES WHO HELD, DIRECTLY OR INDIRECTLY AND BENEFICIALLY OR OF RECORD, SHARES OF STOCK IN ALLIED CAPITAL CORP. AND THEIR SUCCESSORS IN INTEREST AND TRANSFEREES, IMMEDIATE AND REMOTE, AT ANY TIME FROM JUNE 1, 2008, THROUGH THE ACCEPTANCE FOR RECORD OF THE ARTICLES OF MERGER FOR THE ACQUISITION BY THE STATE DEPARTMENT OF ASSESSMENT AND TAXATION OF MARYLAND.

PLEASE READ THIS NOTICE CAREFULLY. YOUR RIGHTS COULD BE AFFECTED BY THE LEGAL PROCEEDINGS IN THIS ACTION. IF THE COURT APPROVES THE PROPOSED SETTLEMENT, YOU WILL BE FOREVER BARRED FROM CONTESTING THE FAIRNESS OF THE PROPOSED SETTLEMENT, OR PURSUING THE SETTLED CLAIMS.

IF YOU HELD SHARES OF STOCK IN ALLIED CAPITAL CORP. FOR THE BENEFIT OF ANOTHER, PLEASE PROMPTLY TRANSMIT THIS DOCUMENT TO THE BENEFICIAL OWNER.

I. PURPOSE OF NOTICE

The purpose of this Notice is to inform you of the proposed settlement (the "Settlement") of the above lawsuit (the "Action") pending in the Circuit Court for Montgomery County, Maryland (the "Court"). The Court has certified, for purposes of the Settlement, a class consisting of all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corp. ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the "Settlement Class").

You have a right to participate in a hearing (the "Settlement Hearing") to be held on _____________, 2010, at ________, before the Court at Judicial Center, 50 Maryland Avenue, Rockville, Maryland, 20850, at which the Court will:

(a) determine whether the Settlement set forth in the Stipulation should be approved as fair, reasonable, and adequate;

(b) determine whether the Order and Final Judgment should be entered dismissing the Action as to the Released Persons with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims;

(c) consider the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses;

(d) hear and determine any objections to the Settlement or the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; and

(e) any other matters the Court may deem appropriate.

The Court has reserved the right to adjourn the Settlement Hearing by oral announcement without further notice of any kind. The Court has also reserved the right to approve the Settlement with or without modification, to enter an Order and Final Judgment, and to order the payment of attorneys' fees and expenses without further notice of any kind.

This Notice describes the rights you may have under the Settlement and what steps you may, but are not required to, take in relation to the Settlement.

If the Court approves the Settlement, the parties will ask the Court at the Settlement Hearing to enter an Order and Final Judgment dismissing the Action with prejudice on the merits.

II. CLASS ACTION DETERMINATION

The Court has ordered that, for purposes of the Settlement only, the Action shall be certified as a class action, represented by Plaintiffs and Plaintiffs' Counsel as counsel for the Settlement Class, pursuant to Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2). Inquiries or comments about the Settlement may be directed to the attention of counsel for the Settlement Class identified below.

III. THE ORDER AND FINAL JUDGMENT OF THE COURT

If the Settlement is approved by the Court, the parties to the Action will ask the Court at the Settlement Hearing to enter the Order and Final Judgment, which, among other things: (1) certifies the Class pursuant to Maryland Circuit Court Rule 2-231 for purposes of the Settlement, approves the Settlement, adjudges the terms of the Settlement to be fair, reasonable, adequate and in the best interests of the Settlement Class, and directs consummation of the Settlement in accordance with the terms and conditions of the Settlement Stipulation; and (2) dismisses the Action with prejudice, on the merits and without costs, provides for the final release of all Released Claims, and permanently enjoins the Plaintiffs, the Settlement Class, and anyone claiming through or for the benefit of any of them, from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any Released Claim, either directly, representatively, derivatively, or in any other capacity against the Released Parties.

IV. RIGHT TO APPEAR AND OBJECT

Any member of the Settlement Class who (a) objects to the Settlement, class action determination, dismissal of the Action, the Order and Final Judgment to be entered in the Action, or Plaintiffs' Counsel's application for attorneys' fees and expenses; or (b) otherwise wishes to be heard, may appear in person, or his/her attorney may appear on his/her behalf, at the Settlement Hearing. If you wish to appear, however, you must file with the Court

(i) a written notice of intention to appear;

(ii) proof of membership in the Settlement Class, including a list of all transactions in Allied common stock during the Class Period;

(iii) a detailed statement of your objections to any matters before the Court;

(iv) why you wish to appear and be heard, and any documents you wish the Court to consider; and

(v) a description of any class action or shareholder derivative case, including the parties' names, court location, and docket number, in which you or your attorney has filed a settlement objection within the past three years.

You must file the above information at least fifteen (15) calendar days before the Settlement Hearing, and, on or before the date of the filing, serve copies by electronic mail, hand-delivery or overnight mail on the following counsel of record:

Counsel for Plaintiffs and the Settlement Class:

BROWER PIVEN,
A Professional Corporation
Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Counsel for Defendants Allied Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long:

WILMER CUTLER PICKERING HALE AND DORR LLP
Thomas F. Connell
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

WILMER CUTLER PICKERING HALE AND DORR LLP
Charles C. Platt
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Counsel for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen:

SULLIVAN & CROMWELL LLP
Brian T. Frawley
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Counsel for Defendants Ares Capital Corporation and ARCC Odyssey Corporation:

PROSKAUER ROSE LLP
Sarah S. Gold
Margaret A. Dale
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

VENABLE LLP
Samantha M. Williams
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

If you fail to file the requisite information at least fifteen (15) calendar days before the Settlement Hearing, or fail to serve the requisite information on the counsel of record on or before the date of filing, your request to appear and be heard at the Settlement Hearing and your objection shall be deemed to be waived.

V. NOTICE TO PERSONS OR ENTITIES HOLDING OWNERSHIP ON BEHALF OF OTHERS

Brokerage firms, banks and/or other persons or entities who held shares of Allied common stock for the benefit of others are requested to immediately send this Notice to all of their respective beneficial owners. If additional copies of the Notice are needed for forwarding to such beneficial owners, any requests for such additional copies or provision of a list of names and mailing addresses of beneficial owners may be made to Margaret Dale, counsel for Ares, at the address listed above in Section IV. As explained in Section II, if members of the Settlement Class have questions or comments about the Settlement, they should contact the Settlement Class counsel identified in Section IV.

VI. SCOPE OF THIS NOTICE

This Notice is not all-inclusive. The references in this Notice to the pleadings in the Action, the Settlement Stipulation and other papers and proceedings are only summaries and do not purport to be comprehensive. For the full details of the Action, the claims that have been asserted by the parties and the terms and conditions of the Settlement, including a complete copy of the Settlement Stipulation and related Orders and proposed forms of Orders, members of the Settlement Class are referred to the Court files for the Action. You or your attorney may examine the public Court files during regular business hours of each business day at the Office of the Clerk of the Court of Montgomery County, Judicial Center, 50 Maryland Avenue, Rockville, Maryland 20850. **PLEASE DO NOT CALL OR WRITE TO THE COURT.**

VII. BACKGROUND OF THE LAWSUIT

The following recitation does not constitute findings of the Court. It is based on statements of the parties and should not be understood as an expression of any opinion of the Court on the merits of any of the claims or defenses raised by any of the parties.

On October 26, 2009, Allied, Ares Capital Corporation ("Ares") and ARCC Odyssey Corporation ("ARCC Odyssey") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Ares will acquire Allied in a stock-for-stock transaction in which each share of Allied common stock will be exchanged for 0.325 shares of Ares common stock (the "Acquisition").

Beginning in 2008, Allied began to explore a variety of strategic alternatives, including those described in the Definitive Proxy Statement (all such strategic alternatives considered by Allied, collectively, the "Strategic Alternatives"). Ultimately, Allied decided to proceed with the Acquisition rather than any other Strategic Alternatives.

Ares filed a Registration Statement, including a Preliminary Joint Proxy Statement (as amended, the "Preliminary Proxy Statement") of Ares and Allied that also constituted a Prospectus of Ares, on Form N-14 (File No. 333-163760) with the United States Securities and Exchange Commission (the "SEC") on December 16, 2009, which Registration Statement was amended by Pre-Effective Amendment No. 1 on January 26, 2010, Pre-Effective Amendment No. 2 on February 1, 2010, Pre-Effective Amendment No. 3 on February 4, 2010 and Pre-Effective Amendment No. 4 on February 11, 2010 and declared effective by the SEC on February 11, 2010 (such Registration Statement, as amended, the "Registration Statement").

On February 12, 2010, pursuant to Rule 497(b) under the Securities Act of 1933 (the "Securities Act"), Ares filed with the SEC the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Ares Definitive Proxy Statement").

On February 12, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act of 1934 (the "Exchange Act") the form of the Joint Proxy Statement/Prospectus included in the Registration Statement when it was declared effective by the SEC (the "Allied Definitive Proxy Statement" and, together with the Ares Definitive Proxy Statement, the "Definitive Proxy Statement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010.

On March 9, 2010, pursuant to Rule 425 under the Securities Act, Ares filed with the SEC a supplement to the Ares Definitive Proxy Statement (the "Ares Proxy Supplement").

On March 9, 2010, Allied filed with the SEC on Schedule 14A under the Exchange Act a supplement to the Allied Definitive Proxy Statement (the "Allied Proxy Supplement" and, together with the Ares Proxy Supplement, the "Proxy Supplement"), which was thereafter transmitted to each Allied shareholder of record as of February 2, 2010.

On November 3, 2009, plaintiffs James M. Harris and Robert Kiesewetter commenced an action in the Circuit Court of Montgomery County by filing a Class Action and Derivative Complaint ("the *Harris* Complaint"). In the weeks after the *Harris* Complaint was filed, seven other similar actions were filed in Maryland's Circuit Courts, all of which were either commenced in or transferred to the Circuit Court for Montgomery County, and by Orders dated January 21, 2010 and February 2, 2010, were consolidated under a single caption into the Action.

On February 1, 2010, Plaintiffs through Plaintiffs' Counsel filed a Consolidated Amended Class Action Complaint and Jury Demand (the "Complaint"). The Complaint alleged that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence

Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are and were shareholders of Allied at all relevant times, and that they are bringing the Action as a putative class action on behalf of all public shareholders of Allied, with the exception of certain persons and entities excluded from the proposed class, such as Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of Defendants.

The Action seeks, among other things, injunctive and declaratory relief on the ground that the alleged conduct of Defendants in connection with the Acquisition constitutes a breach of fiduciary duties, or aiding in such a breach, by Defendants; that certain of the Defendants breached their fiduciary duties in connection with the dissemination of the Registration Statement, which was alleged to be materially misleading and to have failed to disclose material information; that the consideration offered by Ares and accepted by Allied pursuant to the Merger Agreement was not fair and adequate to the Allied shareholders; and that Allied failed to adequately consider unsolicited offers to acquire Allied by Prospect Capital Corporation (the "Prospect Offers").

On February 24, 2009, Defendants filed a Motion to Dismiss the Complaint in its entirety. On February 25, 2010, the Court held a scheduling conference at which it (i) scheduled a hearing on Defendants' Motion to Dismiss for March 9, 2010, (ii) ordered that certain documents not already agreed to be produced be made available to Plaintiffs on March 9, 2010, depending upon the Court's resolution of Defendants' Motion to Dismiss, and (iii) scheduled a hearing for a forthcoming Motion for Preliminary Injunction, if necessary, on March 24, 2010.

Counsel for the Plaintiffs and Defendants have engaged in arms'-length negotiations concerning a potential settlement of the Action. As a result of these negotiations, which were conducted by counsel with extensive expertise and experience in shareholder class action litigation, on March 2, 2010, the parties entered into a Memorandum of Understanding (the "MOU") memorializing their agreement in principle to settle the Action on terms and conditions substantially similar to those set forth in the Stipulation of Settlement. As consideration for the settlement, on March 9, 2010, Ares and Allied filed the Proxy Supplement which includes among other things, certain additional disclosures to Allied's shareholders requested by Plaintiffs' Counsel, which disclosures concerned 1) the relationship between Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Bank of America/Merrill Lynch"), Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), Allied and Ares; 2) Allied's exploration of Strategic Alternatives, 3) the financial analyses performed by Bank of America/Merrill Lynch and Sandler O'Neill in support of the fairness opinions they provided to Allied's board of directors in connection with the Acquisition; 4) the Prospect Offers; and 5) negotiation of certain terms in the Merger Agreement (collectively, the "Supplemental Disclosures").

Additionally, Ares has consented under the terms of the Merger Agreement to Allied's intention to declare a special dividend of $0.20 per share to Allied shareholders in connection with the approval of the merger transaction (the "Special Dividend"). For purposes of this Settlement only, Defendants also acknowledge that the pendency of the Action and/or the allegations made in the Action, and this Action alone, was a contributing factor, out of many factors considered by Allied in its intention to declare the Special Dividend

On or around March 11, 2010, Allied began mailing the Proxy Supplement to its shareholders of record as of February 2, 2010, which included the disclosures made pursuant to settlement negotiations with Plaintiffs' Counsel.

The Merger Agreement and the Acquisition were submitted to a vote of Allied's shareholders at a special meeting held on March 26, 2010. The proposed Acquisition was approved, with more than two-thirds (66.67%) of shares voted in favor of the Acquisition. The Acquisition closed on ______________.

Following the execution of the MOU, Plaintiffs' Counsel conducted additional discovery to confirm the reasonableness of the terms of the parties' agreement. In particular, Plaintiffs' Counsel reviewed additional documents related to the Acquisition that were produced by Allied. On ___________, Plaintiffs then took the depositions of______________, a partner at Sandler O'Neill, and ______________, of Bank of America/Merrill Lynch, the investment banking firms which advised Allied on the Acquisition. On ______________, Plaintiffs conducted the deposition of ______________, the _________________________ of Allied, regarding the options available to Allied that eventually led to the Acquisition.

VIII. THE SETTLEMENT

In consideration for the full settlement and release of all settled claims, the parties agreed that Allied would include (and Allied did include) in a mailing to its shareholders disclosures substantially in the form requested by the Plaintiffs. Those disclosures are reflected on pages 37-41 in the Proxy Supplement and are attached as Exhibit D to the Stipulation of Settlement. The Proxy Supplement was mailed to Allied's shareholders of record as of February 2, 2010 in advance of the March 26, 2010, special meeting at which they considered whether to approve the Acquisition.

IX. THE RELEASE

If the Court approves the Settlement, the Action will be completely discharged and dismissed with prejudice on the merits in exchange for the benefits provided by the Settlement.

Plaintiffs and each member of the Settlement Class shall be deemed to have, and by operation of the entry of the Order and Final Judgment shall have, completely released and settled all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law of due process, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, by each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (collectively, the "Releasors"), whether individual or class, legal or equitable, against any and all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities (collectively, the "Released Parties"), that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement of the Acquisition from the beginning of time to the date of the closing of the Acquisition (the "Released Claims"), provided, however, that Released Claims shall not include any claims to enforce the Settlement.

The releases contemplated by the Settlement extend to unknown claims. Plaintiffs and each member of the Settlement Class shall be deemed to waive and shall waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs, for themselves and on behalf of the Settlement Class, also shall be deemed to waive and shall waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction anywhere in the world, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Settlement Class, acknowledge that members of the Settlement Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the Released Claims, but that it is their intention, as Plaintiffs and on behalf of the Settlement Class, to fully, finally and forever settle and release any and all Released Claims, whether known or unknown, suspected or unsuspected, without regard to later discovery or existence of additional or different facts.

If you are a member of the Settlement Class, you will be bound by any judgment entered in this Action whether or not you actually receive this Notice. You may not opt out of the Settlement Class.

X. REASONS FOR THE SETTLEMENT

The Court did not decide in favor of Plaintiffs or Defendants. Instead, both sides agreed to settle the litigation, thereby avoiding the costs and risks of further litigation and a trial. Based upon Plaintiffs' Counsel's investigation, the events, negotiations and agreements described above, an analysis of applicable law, and specific confirmatory discovery wherein Plaintiffs reviewed non-public documents and were given the opportunity to take the depositions of Allied's financial advisors as well as ____________, Allied's ____________, Plaintiffs and their counsel have concluded that the terms and conditions of the Settlement described herein are fair, reasonable, adequate, and in the best interests of Plaintiffs and the Settlement Class. Plaintiffs entry into this Stipulation is not an admission as to the lack of merit of any of the claims asserted in the Action.

Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiffs and the alleged Settlement Class and otherwise deny that they engaged in any wrongdoing or committed any violation of law or breach of duty and believe that they acted properly at all times but wish to settle the litigation on the terms and conditions stated herein because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and it is in the best interests of Allied, Ares and their shareholders.

XI. THE LAWYERS REPRESENTING YOU

The law firms of Brower Piven, A Professional Corporation, and Tydings & Rosenberg, LLP are Settlement Counsel in the Action and represent you and other Settlement Class members. These lawyers are called Plaintiffs' Counsel. You will not be charged for these lawyers' services. If you want to be represented by our own lawyer, you may hire one at your own expense.

XII. APPLICATION FOR ATTORNEYS' FEES, EXPENSES AND INCENTIVE AWARD

If all the conditions of the Settlement Agreement are satisfied, Allied or its successor(s) in interest will pay, on behalf of and for the benefit of the Defendants, Plaintiffs' Counsel's attorneys' fees (inclusive of all expenses, disbursements, and fees) in an amount of no more than $975,000 (said amount having been agreed upon as the result of arms'-length negotiations after the parties negotiated the other aspects of the Settlement), to be paid within five (5) business days after the date on which the Order and Final Judgment is entered, notwithstanding any objection thereto or potential appeal therefrom. Defendants shall not object to or oppose any application for fees made by Plaintiffs' Counsel in the Action, provided that such application is for an award of no more than $975,000. Should the Court award an amount greater than

$975,000, Defendants shall not be obligated to pay any amount in excess of $975,000. Should the Court award an amount less than $975,000, Defendants shall be obligated to pay no more than the amount awarded by the Court. Payment of the fees contemplated herein is subject to Plaintiffs' Counsel's joint and several obligations to make appropriate refunds or repayments to Allied or its successor(s) in interest if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, Final Court Approval is not obtained or the fee award is overturned or reduced.

Each of Plaintiffs may apply for an incentive award of up to $2,500.00 for their participation and effort in the prosecution of this Action. This incentive award must be approved by the Court to be paid and, if approved, would be deducted from the attorneys' fees award described in the preceding paragraph. Defendants take no position on whether the Court should approve any requested incentive award, in whole or in part, and such award shall have no effect on the Settlement set forth in the Stipulation of Settlement.

Dated: ____________________, 2010

BY ORDER OF THE CIRCUIT COURT
FOR MONTGOMERY COUNTY, MARYLAND

EXHIBIT C

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER AND FINAL JUDGMENT

Pursuant to the Stipulation of Settlement effective as of March 2, 2010 (the "Stipulation") of the above-captioned action (the "Action") and the Court's Preliminary Approval of Class Action Settlement and Scheduling Order dated March __, 2010 (the "Scheduling Order") and entered in accordance therewith, a hearing was held before this Court on ____________, 2010. Due and proper notice of the hearing was given in accordance with the Scheduling Order and was adequate and sufficient. The parties were represented at the hearing by their attorneys of record, and the Court heard and considered the submission and evidence presented in support of the proposed Settlement and any opposition thereto. The attorneys for the respective parties were heard in support of the Settlement of the Action, and an opportunity to be heard was given to any other person who wished to be heard in accordance with the Stipulation and Scheduling Order. The entire matter of the Settlement having been considered by the Court,

IT IS HEREBY ORDERED, ADJUDGED AND DECREED this ______ day of ____________ 2010 that:

1. This Court adopts and incorporates the definitions contained in the Stipulation for the purposes of this Order except as specifically set forth herein.

2. The Notice of Pendency and Proposed Settlement of Class Action (the "Notice") has been provided to the members of the Settlement Class pursuant to and in the manner directed

by the Scheduling Order; proof of the mailing of Notice was filed with the Court; and full opportunity to be heard has been offered to all parties, the Settlement Class, and persons with an interest in the proceeding. The form and manner of the Notice are determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of Maryland Circuit Court Rule 2-231 and due process, and it is further determined that all members of the Settlement Class are bound by this Order and Final Judgment.

3. Based upon the record in the Action, each of the provisions of Maryland Circuit Court Rule 2-231 has been satisfied and the Action has been properly maintained according to the provisions of Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2). Specifically, this Court finds that (1) the Settlement Class is so numerous that joinder of all members is impracticable; (2) there are questions of law and fact common to the Settlement Class; (3) the claims of the Plaintiffs are typical of the claims of the Settlement Class; and (4) the Plaintiffs and their counsel have fairly and adequately protected the interests of the Settlement Class.

4. The Action is certified as a class action for purposes of effectuating this Settlement, pursuant to Maryland Circuit Court Rules 2-231(a), 2-231(b)(1), and 2-231(b)(2), on behalf of a non-opt-out class consisting of all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corporation ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland, other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which

any Defendant has a controlling interest (the "Settlement Class"). Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel, Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are confirmed as class representatives. The law firms of Brower Piven, a Professional Corporation, and Tydings & Rosenberg, LLP, are confirmed as co-lead counsel for the Settlement Class (collectively, "Settlement Class Counsel").

5. The Court finds that Plaintiffs and Settlement Class Counsel have adequately represented the interests of the Settlement Class with respect to the Action and the claims asserted therein;

6. This Settlement is found to be fair, reasonable, adequate, and in the best interests of the Settlement Class, and the Court hereby approves the Settlement pursuant Maryland Circuit Court Rule 2-231 and all transactions preliminary or incident thereto. The parties to the Stipulation are authorized and directed to comply with and to consummate the Settlement in accordance with its terms and provisions, and the Clerk of this Court is directed to enter and docket this Order and Final Judgment.

7. This Order and Final Judgment shall not constitute any evidence or admission by any party that any acts of wrongdoing have been committed by any of the parties to the Action and shall not be deemed to create any inference of any liability.

8. The Action is dismissed with prejudice on the merits, including all causes of action against all Defendants, and, except as provided in the Stipulation, without costs. This Order and Final Judgment is a final judgment following dismissal within the meaning of and for purposes of the Maryland Circuit Court Rules.

9. By operation of the entry of this Order and Final Judgment, Plaintiffs and each member of the Settlement Class shall be deemed to have, and shall have, completely released

and settled all claims, rights, demands, suits, matters, issues, causes or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind whatsoever to the fullest extent permitted by the law of due process, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or hidden, matured or unmatured, by each and every member of the Settlement Class, and each and all of their respective families, their past, present or future successors, heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and any other representatives of any of these persons and entities (collectively, the "Releasors"), whether individual or class, legal or equitable, against any and all Defendants in the Action (including all current directors of Defendants, whether named as defendants or not), and each and all of their respective families, past, present or future successors (including expressly with respect to Allied, Ares as successor in interest to Allied if and when the merger is consummated), heirs, assigns, executors, estates, administrators, predecessors, parents, subsidiaries, associates, affiliates, employers, employees, consultants, insurers, directors, managing directors, officers, partners, principals, members, shareholders, managers, attorneys, accountants, investment advisors, financial, legal and other advisors, investment bankers, underwriters, lenders, and agents, and any other representatives of any of these persons or entities (collectively, the "Released Parties"), that have been or could have been asserted in the Action or in any court, tribunal or proceeding (whether direct or derivative in nature), including but not limited to any claims arising under federal, state or other statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal, state or other securities laws or regulations or otherwise, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Strategic Alternatives and the evaluation thereof, the Acquisition, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Acquisition or the Merger Agreement from the beginning of time to the date of the closing of the Acquisition (the "Released Claims"), provided, however, that Released Claims shall not include any claims to enforce the Settlement.

The release extends to unknown claims. Plaintiffs and each member of the Settlement Class shall be deemed to waive and shall waive and relinquish to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides as follows:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs, for themselves and on behalf of the Settlement Class, also shall be deemed to waive and shall waive and relinquish any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or any other jurisdiction anywhere in the world, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. Plaintiffs, for themselves and on behalf of the Settlement Class, acknowledge that members of the Settlement Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the Released Claims, but that it is their intention, as Plaintiffs and on behalf of the Settlement Class, to fully, finally and forever settle and release any and all Released Claims, whether known or unknown, suspected or unsuspected, without regard to later discovery or existence of additional or different facts.

10. In addition, Defendants have agreed to release all claims relating to the subject matter of the Action that they have or may have against Plaintiffs, Plaintiffs' counsel, and the Settlement Class, including any claims based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Action, provided, however, that the Defendants retain the right to enforce the terms of the Stipulation and the Settlement.

11. Releasors are hereby forever barred and enjoined from commencing, prosecuting or participating in the commencement or prosecution of any action asserting any Released Claims, directly, representatively, derivatively, or in any other capacity, against any of the Released Parties, which have been or could have been asserted, or which arise out of or relate in any way to the Acquisition or the Merger Agreement or are otherwise addressed in the releases.

12. Settlement Class Counsel are awarded attorneys' fees and expenses in the amount of $______________, which the Court finds to be fair and reasonable and which shall be paid to Settlement Class Counsel in accordance with terms of the Stipulation.

13. The effectiveness of this Order and Final Judgment and the obligations of Plaintiff and Defendants under the Settlement are not conditioned upon or subject to the resolution of any appeal from this Order and Final Judgment that relates solely to the issue of Settlement Class Counsel's application for an award of attorneys' fees and expenses.

14. Neither the Stipulation nor the Settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the Settlement: (a) is or may be deemed to be or may be used as a presumption, concession, or admission of, or evidence of, the validity of any Released Claim, or of any wrongdoing or liability of the Defendants; or (b) is or may be deemed to be or may be used as a presumption, concession, or an admission of, or evidence of, any fault or omission of any of the Defendants in any civil, criminal or administrative proceeding in any court, administrative agency or other tribunal. Without limitation, Defendants may file the Stipulation and/or the Order and Final Judgment from this Action in any other action that has been or may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim.

15. In the event that the Settlement fails to become effective in accordance with its terms, or if the terms of this Order and Final Judgment are reversed, vacated, or materially modified on appeal (and, in the event of material modification, if any party elects to terminate the Settlement), this Order and Final Judgment (except this Paragraph) shall be null and void, the Settlement shall be deemed terminated, and the parties shall return to their positions as provided for in the Stipulation.

16. Without affecting the finality of this Order and Final Judgment in any way, this Court reserves jurisdiction over all matters relating to the administration and consummation of the Settlement.

____

Judge Michael D. Mason

EXHIBIT D

Litigation Relating to the Merger

The following information supplements the information provided in (1) "Litigation Related to the Merger" on pages 153 and 154 of the Proxy Statement, (2) "Business of Ares Capital—Legal Proceedings" on page 204 of the Proxy Statement and (3) the first full paragraph of "Business of Allied Capital—Legal Proceedings" on page 278 of the Proxy Statement:

A number of lawsuits have been filed by stockholders of Allied Capital challenging the merger. These include: (1) *In re Allied Capital Corporation Litigation*, Case No. 324584V (Circuit Court for Montgomery County, Maryland); (2) *Sandler v. Walton, et al.*, Case No. 2009 CA 008123 B (Superior Court for the District of Columbia); (3) *Wienecki v. Allied Capital Corporation, et al.*, Case No. 2009 CA 008541 B (Superior Court for the District of Columbia); and (4) *Ryan v. Walton, et al.*, Case No. 1:10-CV-000145-RMC (United States District Court for the District of Columbia). The suits were filed after the announcement of the merger on October 26, 2009 either as putative stockholder class actions, shareholder derivative actions or both. All of the actions assert similar claims against the members of Allied Capital's board of directors alleging that the merger agreement is the product of a flawed sales process and that Allied Capital's directors breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied Capital's stockholders, by failing to adequately value and obtain fair consideration for Allied Capital's shares and by improperly rejecting competing offers by Prospect Capital. They also claim that Ares Capital (and, in several cases, Merger Sub, and, in several other cases, Allied Capital) aided and abetted the directors' alleged breaches of fiduciary duties. In addition, in *Ryan v. Walton, et al.*, the plaintiffs also allege violations of Rule 14a-9(a) under the Securities Exchange Act of 1934. All of the actions demand, among other things, a preliminary and permanent injunction enjoining the merger and rescinding the transaction or any part thereof that may be implemented.

On March 2, 2010, the Maryland plaintiffs, Allied Capital and Ares Capital reached an agreement in principle to settle the consolidated Maryland action. Although Ares Capital and Allied Capital believe that the disclosures already provided were thorough and complete, in connection with the settlement Allied Capital and Ares Capital agreed to make certain additional disclosures that are contained in this document and pay plaintiffs' counsel for certain of their fees and expenses. The settlement is subject to final settlement documentation and approval by the court, after, among other things, notice is provided to the stockholders of Allied Capital. The terms of the merger agreement are not affected by the proposed settlement. As of the date of this document, the state and federal actions in the District of Columbia remain pending.

There can be no assurance that the settlement will be finalized or that the Maryland court will approve the settlement. The settlement terms, which require court approval, provide that the Maryland suits will be dismissed with prejudice against all defendants.

Allied Capital, Ares Capital, and the other defendants vigorously deny all liability with respect to the facts and claims alleged in the Maryland lawsuits and specifically deny that any further supplemental disclosure was required under any applicable law. The settlement is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. However, to provide additional information to Allied Capital stockholders at a time and in a manner that would not cause any delay of the merger, Ares Capital and Allied Capital and its directors agreed to the settlement described above. The parties considered it desirable that the action be settled to avoid the expense, risk, inconvenience and distraction of continued litigation and to fully resolve the settled claims.

The following information supplements the information provided in "The Merger—Background of the Merger" on pages 118 through 129 of the Proxy Statement:

Investment Bankers

Relationships between BofA Merrill Lynch, Allied Capital and Ares Capital are disclosed in detail in Annex B-1 (pages B-11- B-12) to the Proxy Statement. BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Allied Capital and have received compensation for the rendering of these services, including (1) having acted as arranger, book manager and administrative agent for, and lender under, certain credit facilities of Allied Capital, (2) having acted as manager, agent and/or book runner for certain debt and equity offerings and trades by Allied Capital and (3) having provided certain foreign exchange and treasury management products and services to Allied Capital. In addition, BofA Merrill Lynch and its affiliates in the past have provided investment banking, commercial banking and other financial services to Ares Capital and its affiliates and have received compensation for the rendering of these services, including having acted as (1) underwriter or dealer manager for certain equity offerings of Ares Capital (including Ares Capital's initial public offering and Ares Capital's equity offering in February 2010), (2) syndication agent for, and lender under, certain credit facilities of Ares Capital and (3) financial advisor to certain of Ares Capital's affiliates in connection with certain mergers and acquisitions transactions. After BofA Merrill Lynch rendered its fairness opinion to Allied Capital's board of directors on October 25, 2009, two affiliates of BofA Merrill Lynch were engaged by Ares Capital to participate in and/or provide advice and services with respect to amendments to Ares Capital's credit facility that were implemented in January 2010. The affiliates of BofA Merrill Lynch received compensation from Ares Capital in respect of that engagement.

Allied Capital and its board of directors decided to engage BofA Merrill Lynch to provide a fairness opinion in connection with the merger because of its experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Allied Capital and its business. Allied Capital and its board of directors also decided to engage Sandler O'Neill to provide a fairness opinion to Allied Capital's board of directors in connection with the merger because unlike BofA Merrill Lynch, Sandler O'Neill did not have any past or current relationship to Allied Capital or Ares Capital prior to their engagement.

Allied Capital's Exploration of Strategic Alternatives

Allied Capital's board of directors carefully considered whether it was the appropriate time to engage in a business combination with Ares Capital and whether Allied Capital should pursue other alternatives simultaneously. As described in detail in the Proxy Statement (pages 118-129), both in 2008 and in early 2009, Allied Capital explored a variety of strategic alternatives and held various discussions regarding potential transactions. In reaching the determination to proceed with Ares Capital, Allied Capital's board of directors considered, with the assistance and advice of its external financial and legal advisors, whether it would be appropriate to run a process soliciting other potential buyers or merger partners. Based on the prior exploration of alternatives, Allied Capital's board of directors and its advisors were cognizant of the limited universe of capable, interested buyers for Allied Capital. Allied Capital's board of directors concluded that the risks and uncertainties associated with such a process outweighed the potential benefits and would have likely resulted in Ares Capital being unwilling to proceed with its proposal because of, among other things, the time and expense involved. In rendering its advice, Allied Capital's advisors at BofA Merrill Lynch noted that at the request of Allied Capital they had contacted several parties deemed most likely to be interested in and capable of acquiring Allied Capital, but none of the parties demonstrated serious interest in pursuing an acquisition.

Exclusivity Period

Allied Capital decided to enter into an exclusivity period for a limited period of time with Ares Capital in order to encourage both parties to negotiate a merger agreement that was agreeable to both parties.

Fixed Exchange Ratio

As described in detail in the Proxy Statement, Ares Capital's offer to Allied Capital included a fixed exchange ratio of the right to receive 0.325 shares of common stock of Ares Capital for each share of Allied Capital common stock. The agreement presented to Allied Capital did not include a collar and Allied Capital did not request a collar. Allied Capital's board of directors determined that a fixed exchange ratio was in the best interests of Allied Capital stockholders as it would permit them to benefit from any appreciation in the price of Ares Capital's common stock.

The following information supplements the information provided in Annex C-1, "Sandler O'Neill & Partners, L.P.—Description of Process in Rendering Opinion," of the Proxy Statement:

Sandler O'Neill did not draw any conclusions concerning its analysis of the relative contributions of the two companies, nor with respect to any of the other analyses they undertook in preparing their fairness opinion. Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O'Neill made its own qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analysis and factors or focusing on only some of the information presented, without considering all the analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analysis and opinion.

In performing its analysis, Sandler O'Neill considered all BDCs that are publicly traded in the U.S. with a market capitalization in the excess of $100 million. Given that Allied Capital and Ares Capital both meet that qualification, the same group of companies was used for both Allied Capital and Ares Capital. Sandler O'Neill did not apply any multiples from the comparable companies to Allied Capital and therefore did not come up with any indicated values for Allied Capital.

Sandler O'Neill used information from SNL Financial, a widely recognized data service, to provide the multiples. Sandler O'Neill selected only one transaction because only one transaction occurred in the last few years. Sandler O'Neill did not believe that other transactions in a different environment were applicable.

With respect to the discounted cash flow analyses, Sandler O'Neill determined the terminal value multiple ranges based on its review of the historical trading multiples of the companies and their peers. Sandler O'Neill determined the discount rates based on its review of, and judgments concerning, the returns that a reasonable investor would expect from companies with similar financial characteristics in the current market environment.

The following information supplements the information provided in Annex B-1, "Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated—Description of Process in Rendering Opinion," of the Proxy Statement:

The relative contribution analysis prepared by BofA Merrill Lynch was one of many inputs into the overall financial analysis BofA Merrill Lynch provided to the Allied Capital board. No single input or model was determinative of the views and analysis performed by BofA Merrill Lynch.

BofA Merrill Lynch performed a financial analysis of companies comparable to Allied Capital and Ares Capital by selecting the universe of companies that, in BofA Merrill Lynch's opinion, represented the companies with the most similar financial, operating and regulatory governance attributes (including leverage and other limitations imposed through operation as a BDC).

BofA Merrill Lynch performed an analysis of selected precedent transactions compared to the proposed Allied Capital/Ares Capital transaction. BofA Merill Lynch presented one precedent transaction in this analysis because only one transaction that is relevant, representing a target company operating as a BDC, with similar financial, operating and regulatory governance attributes, has occurred in the sector over the past five years.

BofA Merrill Lynch performed a discounted cash flow analysis of the two companies. The methodology employed by BofA Merrill Lynch utilized projected cash flows and discounted these to present day values after applying a discount rate. Discount rates were selected following an analysis of historical dividend yields and spreads on corporate bonds, amongst other factors.

The following information supplements the information provided in "The Merger—The Unsolicited Offer from Prospect Capital" on pages 137 through 146 of the Proxy Statement:

On January 14, 2010, Allied Capital received an unsolicited non-binding offer from Prospect Capital to acquire all of the issued and outstanding shares of Allied Capital in a stock-for-stock merger with a proposed share exchange ratio of 0.385 Prospect Capital shares for each Allied Capital share. On January 19, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

On January 26, 2010, Prospect Capital renewed its unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.385 Prospect Capital shares for each Allied Capital share to 0.40. On February 3, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

On February 9, 2010, Prospect Capital issued a third unsolicited non-binding proposal and increased its proposed share exchange ratio from 0.40 Prospect Capital shares for each Allied Capital share to 0.4416 Prospect Capital shares for each Allied Capital share which expired on February 17, 2010. On February 11, 2010, Allied Capital's board of directors unanimously rejected the offer after determining that such offer did not constitute, and was not reasonably likely to result in, a Superior Proposal and reaffirmed its recommendation that Allied Capital's stockholders vote for the transaction with Ares Capital announced on October 26, 2009.

The reasons for the determination of Allied Capital's board are set forth in detail in its letters to Prospect Capital contained in the Proxy Statement.

On March 5, 2010, Prospect Capital issued a press release announcing it had terminated its solicitation of Allied Capital stockholders in opposition to the proposed merger with Ares Capital.

Solicitation of Proxies

The following information supplements the information provided on pages 85 and 88 of the Proxy Statement:

Ares Capital, Allied Capital and their respective directors, executive officers and certain other members of management and employees, including employees of Ares Capital's investment adviser and its affiliates, without special compensation therefor, may be soliciting proxies (by telephone, by electronic mail or by facsimile, telegram or other electronic means or in person) from Ares Capital and

Allied Capital stockholders in favor of the proposals to be considered and voted upon at the Ares Capital special meeting and the Allied Capital special meeting.

Allied Capital Dividend Reinvestment Plan

The following information supplements the information provided in "Allied Capital Dividend Reinvestment Plan" on page 405 of the Proxy Statement:

Allied Capital's dividend reinvestment plan will be suspended in connection with the special dividend of $0.20 per share which Allied Capital's board of directors intends to declare to Allied Capital stockholders of record on the date the merger is approved by the affirmative vote of the holders of two-thirds of the shares of Allied Capital common stock outstanding and entitled to vote thereon. As a result, the dividend reinvestment plan will not apply this special dividend and Allied Capital stockholders who participate in the dividend reinvestment plan will receive the dividend in cash.

Allied Capital's dividend reinvestment plan will be terminated immediately prior to the effective time.

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

PRELIMINARY APPROVAL OF CLASS ACTION SETTLEMENT AND REVISED SCHEDULING ORDER

The parties to the above-captioned action (the "Action") have applied pursuant to Maryland Circuit Court Rule 2-231(h) for an order preliminarily approving the settlement of the Action (the "Settlement") in accordance with the Stipulation of Settlement by and among the parties dated March 17, 2010 (the "Stipulation"), a copy of which is attached hereto as Exhibit A and incorporated herein, and for dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation. The Stipulation contemplates certification by this Court of a class in the Action, solely for the purposes of Settlement.

The Court having read and considered the Stipulation wherein all parties to this Action have agreed to the entry of this Order and accompanying documents and presentations of counsel and, further, upon consideration of any argument plaintiffs in the actions styled *In Re Allied Capital Corporation Shareholders Litigation*, Case No. 2009 CA 008123 B (D.C. Super. Ct.); and *James Ryan et al. v. Walton et al.*, No. 1:10-CV-00145-RMC (D.D.C.) (collectively, the "D.C. Cases") and/or the parties, through their respective counsel, presented at a hearing before this Court on March 18, 2010 at 3:30 p.m. after notice of such hearing was given to counsel in the D.C. Cases to give the plaintiffs in the D.C. Cases an opportunity to show cause why this Order should not be entered and good cause appearing for its entry,

NOW, THEREFORE, this 18th day of March, 2010, upon application of the parties,

IT IS ORDERED, that:

1. For purposes of this Order, except as specifically set forth herein, the Court adopts and incorporates the definitions contained in the Stipulation.

2. For settlement purposes only, and pursuant to Maryland Circuit Court Rules 2-231a, 2-231(b)(1) and 2-231(b)(2), the Court certifies the non-opt-out settlement class consisting of the following:

> all persons or entities who held, directly or indirectly and beneficially or of record, shares of Allied Capital Corporation ("Allied") common stock and their successors in interest and transferees, immediate and remote, at any time from June 1, 2008 through the acceptance for record of the Articles of Merger for the Acquisition by the State Department of Assessment and Taxation of Maryland (the "Class Period"), other than Defendants or their successors, heirs, assigns, or legal representatives, and any firm, trust, corporation, or other entity in which any Defendant has a controlling interest (the " Settlement Class").

3. The Court finds for purposes of the Settlement only that (i) the Settlement Class is so numerous that joinder of all members is impracticable; (ii) there are questions of law or fact common to the Settlement Class; (iii) the claims of the representative Plaintiffs are typical of the claims of the Settlement Class; and (iv) the Plaintiffs and their counsel have fairly and adequately protected the interests of the Settlement Class. The Court further finds that (i) the prosecution of separate actions by individual members of the Settlement Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Settlement Class which would establish incompatible standards of conduct for the parties opposing the Settlement Class or would be as a practical matter dispositive to the other members of the Settlement Class not parties to the adjudications; and (ii) Defendants have acted on grounds generally applicable to the Settlement Class, thereby making appropriate final injunctive or declaratory relief with respect to the Settlement Class as a whole.

4. The Court further finds that Plaintiffs Lon Engel, Custodian for Austin Maxwell Engel; Unif. Gift Min. Act; Lawrence Bezirdjian; Marilyn Martin; Stephen Mervan; and Larry Sutton are appropriate settlement class representatives and appoints them as representatives of the Settlement Class. The Court also finds that the law firms of Brower Piven, A Professional Corporation, and Tydings & Rosenberg, LLP, are qualified to act as counsel on behalf of the Settlement Class and hereby appoints them as co-lead counsel for the Settlement Class (collectively, "Settlement Class Counsel"). Settlement Class Counsel's entry into the Stipulation is approved, and Settlement Class Counsel are hereby authorized to enter into the Settlement, subject to the Court's final approval, on behalf of the Settlement Class.

5. The Court preliminarily finds that the proposed Settlement: (i) appears to be the product of serious, informed, non-collusive negotiations; (ii) has no obvious deficiencies; (iii) does not improperly grant preferential treatment to Settlement Class representatives or segments of the Settlement Class; (iv) falls within the range of possible approval; and (v) warrants notice to Settlement Class members of the Settlement hearing and the fee application pursuant to Maryland Rule 2-231, at which hearing evidence may be presented in support of and in opposition to the proposed Settlement. The Stipulation and the Settlement set forth therein, are preliminarily approved as fair, reasonable, and adequate to the members of the Settlement Class, subject to further consideration at the hearing set forth below.

6. A hearing (the "Settlement Hearing") shall be held on 29th of July 2010 at 9:30, in the Circuit Court for Montgomery County, Judicial Center, 50 Maryland Avenue, Rockville, Maryland, 20850, to determine:

(a) determine whether the Settlement set forth in the Stipulation should be approved as fair, reasonable, and adequate;

(b) determine whether the Order and Final Judgment should be entered dismissing the Action as to the Released Persons with prejudice as against Plaintiffs and the Settlement Class, releasing the Released Claims, and enjoining prosecution of any and all Released Claims;

(c) consider the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses;

(d) hear and determine any objections to the Settlement or the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses; and

(e) any other matters the Court may deem appropriate.

7. All papers in support of the Settlement, and any application by Settlement Class Counsel for attorneys fees or reimbursement of expenses shall be filed and served not less than seven (7) calendar days prior to the Settlement Hearing.

8. The Court reserves the right to adjourn the Settlement Hearing, including the consideration of Settlement Class Counsel's application for attorneys' fees and expenses, without further notice of any kind other than oral announcement at the Settlement Hearing.

9. The Court reserves the right to approve the Settlement at or after the Settlement Hearing with such modifications as may be consented to by the parties to the Stipulation and without further notice to the Settlement Class.

10. Within twelve (12) business days after the earlier of (i) the conclusion of confirmatory discovery by Settlement Class Counsel or (ii) May 3, 2010, Defendants shall cause a Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), substantially in the form annexed as Exhibit B to the Stipulation, to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied. All record holders of shares of Allied stock who were not also the beneficial owners of those shares are requested to forward the Notice to the beneficial owners of those shares. Defendants shall use reasonable efforts to give notice to beneficial

owners by (a) making additional copies of the Notice available to any record holder who, before the Settlement Hearing, requests them for distribution to beneficial owners, or (b) mailing additional copies of the Notice to beneficial owners if reasonably requested to do so by record holders.

11. The form and method of notice specified herein is the best notice practicable, constitutes due and sufficient notice of the Settlement Hearing to all persons entitled to receive notice, and fully satisfies the requirements of due process, Rule 2-231 of the Maryland Circuit Court Rules, and applicable law. Counsel for Defendants shall, seven (7) days before the date of the Settlement Hearing, file proof of mailing of the Notice with the Court.

12. All proceedings in the Action, other than proceedings that may be necessary to carry out the terms and conditions of the Settlement, are stayed and suspended until further order of the Court. Pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Settlement Class, and any of them, to the extent permitted by law [(MPM) 3/18/10] are barred and enjoined from asserting, commencing, prosecuting, assisting, instigating or in any way participating in the commencement or continuation of prosecution of any action or other proceeding, in any form, asserting any claims, either directly, representatively, derivatively, or in any other capacity, which have been or could have been asserted, or which arise out of, or relate in any way to, the Acquisition, the Strategic Alternatives and the evaluation thereof, the Merger Agreement, the Prospect Offers, the Registration Statement, the Preliminary Proxy Statement, the Definitive Proxy Statement, the Proxy Supplement, the Supplemental Disclosures, or any other public filings and/or any other disclosures or statements (whether written or oral) made by Allied and/or Ares or their agents or representatives relating to or arising out of the Merger Agreement or the Acquisition or otherwise involves a Released Claim.

13. Any member of the Settlement Class who objects to the Stipulation, the Settlement, the Order and Final Judgment to be entered in the Action, or Plaintiffs' Counsel's application for attorneys' fees and expenses, or who otherwise wishes to be heard, may appear in person, or be represented by her attorney, at the Settlement Hearing and present evidence or argument that is proper or relevant; provided, however, that, except for good cause shown as determined by the Court, no person other than Settlement Class Counsel and counsel for the Defendants in the Action shall be heard, and no papers, briefs, pleadings or other documents submitted by any person shall be considered by the Court, unless the person wishing to be heard files with the Court (i) a written notice of intention to appear, (ii) proof of membership in the Settlement Class, including a list of all transactions in Allied common stock during the Class Period; (iii) a detailed statement of the person's objections to any matters before the Court; and (iv) the reason why the person wishes to appear and be heard and any documents the person wishes the Court to consider; and (v) the case name, court location, and docket number of any class action or shareholder derivative suit in which the person wishing to be heard or his counsel has filed an objection to a settlement in the past three years. All of the aforementioned information shall be filed with the Court at least fifteen (15) calendar days before the Settlement Hearing, and, on or before the date of the filing, served by electronic mail, hand-delivery, or overnight mail on the following counsel of record:

Counsel for Plaintiffs and the Settlement Class:

BROWER PIVEN,
A Professional Corporation
Charles J. Piven
Yelena Trepetin
1925 Old Valley Road
Stevenson, Maryland 21153
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Counsel for Defendants Allied Corporation, William L. Walton, John M. Scheurer, Joan M. Sweeney, and Robert E. Long:

WILMER CUTLER PICKERING HALE AND DORR LLP
Thomas F. Connell
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

WILMER CUTLER PICKERING HALE AND DORR LLP
Charles C. Platt
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Counsel for Defendants Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen:

SULLIVAN & CROMWELL LLP
Brian T. Frawley
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588

Counsel for Defendants Ares Capital Corporation and ARCC Odyssey Corporation:

PROSKAUER ROSE LLP
Sarah S. Gold
Margaret A. Dale
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3315
Facsimile: (212) 969-2900

VENABLE LLP
Samantha M. Williams
One Church Street
Fifth Floor
Rockville, MD 20850
Telephone: (301) 217-5624
Facsimile: (301) 217-5617

14. Any member of the Settlement Class who does not object in the time and manner described above shall have waived the right to object (including any right of appeal), shall be forever barred from objecting to the Stipulation, the Settlement, the Order and Final Judgment to be entered in the Action, or Settlement Class Counsel's application for attorneys' fees and expenses, in this or any other action or proceeding, unless the Court orders otherwise, shall be barred from asserting any Released Claim against any of the Released Parties, and shall be conclusively deemed to have released any and all such Released Claims against all of the Released Parties.

15. If the Court approves the Settlement following the Settlement Hearing, an Order and Final Judgment shall be entered as described in the Stipulation.

16. If the Settlement, including any amendment made in accordance with the Stipulation, is not approved by the Court or does not become effective for any reason whatsoever, the Settlement (including any modification made with the consent of the parties as provided for in the Stipulation) and the Settlement Class certification and any associated actions taken or to be taken (including this Order and any associated entry of judgment) shall be terminated and be of no further force and effect, except for Allied or its successor in interest's obligation to pay for any expenses incurred in connection with the Notice and administration provided for by this Order. In that event, the Stipulation, any provision contained in the Stipulation, any action undertaken pursuant to the Stipulation, and the negotiation of the

Stipulation by any party, shall not be deemed an admission or received as evidence in this or any other action or proceeding.

Judge Michael D. Mason

IN THE CIRCUIT COURT OF MARYLAND
FOR MONTGOMERY COUNTY

In re ALLIED CAPITAL CORPORATION SHAREHOLDER LITIGATION	Civil Action No. 322639-V Honorable Michael D. Mason

ORDER

WHEREAS, the Court signed the Preliminary Approval of Class Action Settlement and Revised Scheduling Order on March 18, 2010 (the "Scheduling Order"), which among other things, provided for the preliminarily approval of the settlement of the Action (the "Settlement") in accordance with the Stipulation of Settlement by and among the parties dated March 17, 2010 (the "Stipulation"), and for dismissal of the Action with prejudice upon the terms and conditions set forth in the Stipulation.

WHEREAS, paragraph 10 of the Scheduling Order requires that within twelve (12) business days after the earlier of (i) the conclusion of confirmatory discovery or (ii) May 3, 2010, a Notice of Pendency and Proposed Settlement of the Class Action (the "Notice") shall be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied Capital Corporation ("Allied").

WHEREAS, the deposition of John M. Scheurer, the former Chief Executive Officer and President of Allied, originally scheduled for April 26, 2010 and rescheduled for May 19, 2010, had to be postponed for a second time due to a death in Mr. Scheurer's family.

WHEREAS, the parties to the Action requested an extension of time for the sending of the Notice due to Mr. Scheurer's circumstances.

The Court having considered the parties' request for an extension of time for the sending of the Notice, and good cause appearing for its entry,

NOW, THEREFORE, this 19th day of May, 2010, upon application of the parties,

IT IS ORDERED, that:

1. The first sentence of paragraph 10 of the Scheduling Order is amended to read as follows:

> Within twelve (12) business days after the earlier of (i) the conclusion of the deposition of John M. Scheurer, representative of Allied, or (ii) June 7, 2010, Defendants shall cause a Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), substantially in the form annexed as Exhibit B to the Stipulation, to be sent to all members of the Settlement Class at their last known postal or electronic mail address appearing in the stock transfer records maintained by or on behalf of Allied.

2. Other than as set forth above, the Scheduling Order remains in force and effect.

Michael Mason

Judge Michael D. Mason

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA
CIVIL DIVISION

ELLIOT SANDLER, *et al.*, **Plaintiffs,** **v.** **WILLIAM L. WALTON,** *et al.*, **Defendant.**	**Consolidated Case Nos.** **2009 CA 008123 B** **2009 CA 008541 B** **Calendar 5** **Judge Bartnoff**

ORDER

On March 11, 2010, the plaintiffs filed a renewed motion to expedite discovery in these consolidated cases. On March 15 and 16, 2010, the defendants filed motions to dismiss the Verified Consolidated Amended Class and Shareholder Derivative Complaint or, in the alternative, to stay this action pursuant to D.C. Code § 13-425, in light of the several consolidated class action lawsuits now pending in Maryland that raise essentially the same claims the plaintiffs are seeking to raise here in opposition to the proposed acquisition of Allied Capital Corporation by Ares Capital Corporation. *In re Allied Capital Corporation Shareholder Litigation*, Case No. 322639V (Circuit Court for Montgomery County, Maryland).

The Court now has been advised by separate notices filed by the plaintiffs and by the defendants that on March 18, 2010, the Honorable Michael Mason granted preliminary approval of the proposed settlement of the Maryland litigation. A settlement hearing now is set before the Maryland Court for July 29, 2010. The Order granting preliminary approval of the settlement includes a restriction on any members of the class pursuing other litigation relating to the Allied-Ares merger, to the extent permitted by law. There appears to be some disagreement between the parties regarding whether that provision would or could preclude the plaintiffs from pursuing the instant case in this Court. But there is no reason for this Court now to consider that issue, given that the plaintiffs have stated their consent to a stay of this litigation, pending the Maryland court's determination whether to approve the proposed settlement. To the extent that the plaintiffs object to the proposed settlement, their objections properly are directed to the Court in Maryland.

In the circumstances, the Court will grant the defendants' alternative motions to stay these proceedings. In light of the plaintiffs' consent to the stay, their motion for expedited proceedings will be denied.

Based on the foregoing and the entire record, it therefore is by the Court this **26th day of March 2010**

ORDERED that Plaintiffs' Renewed Motion for Expedited Proceedings be and it hereby is **DENIED**, and it is

FURTHER ORDERED that Defendants Ares Capital Corporation and ARCC Odyssey Corp.'s Motion to Dismiss the Verified Consolidated Amended Class Action and Shareholder Derivative Complaint or, in the Alternative, to Stay this Action Pursuant to D.C. Code § 13-425 be and it hereby is **GRANTED IN PART,** insofar as the motion seeks a stay of these proceedings; and it is

FURTHER ORDERED that Allied Defendants' Motion to Dismiss the Verified Consolidated Amended Class Action and Shareholder Derivative Complaint or, in the Alternative, to Stay this Action Pursuant to D.C. Code § 3-425 be and it hereby is **GRANTED IN PART**, insofar as the motion seeks a stay of these proceedings, and it is

FURTHER ORDERED that these consolidated cases be and they hereby are stayed, pending the determination of the Circuit Court for Montgomery County, Maryland whether to grant final approval of the proposed class action settlement of *In re Allied Capital Shareholder Litigation*, Case No. 322639V, and it is

FURTHER ORDERED that in light of the settlement hearing now scheduled before the Circuit Court for Montgomery County, Maryland on July 29, 2010, the status hearing scheduled in this case for April 23, 2010 be and it hereby is continued to August 13, 2010 at 11:00 a.m. in Courtroom 100.

Judge Judith Bartnoff
Signed in Chambers

Copies to:
All counsel of record *via* eFiling for Courts

Perrell, Jacqueline

From: DCD_ECFNotice@dcd.uscourts.gov
Sent: Monday, March 22, 2010 8:50 AM
To: DCD_ECFNotice@dcd.uscourts.gov
Subject: Activity in Case 1:10-cv-00145-RMC RYAN et al v. WALTON et al Order on Motion to Stay

U.S. District Court

District of Columbia

Notice of Electronic Filing

The following transaction was entered on 3/22/2010 at 8:49 AM and filed on 3/22/2010
Case Name: RYAN et al v. WALTON et al
Case Number: 1:10-cv-00145-RMC
Filer:
Document Number: No document attached

Docket Text:
MINUTE ORDER approving [30] the parties' joint stipulation to stay pending the final approval of the settlement of the Maryland Action; denying as moot [29] Motion to Stay filed by Arcc Odyssey Corp. and Ares Capital Corp.; denying as moot [2] Plaintiffs' Motion for Preliminary Injunction; cancelling the telephone conference set for March 22, 2010 at 12:15 p.m.; and requiring the parties to file a joint status report no later than August 16, 2010. Signed by Judge Rosemary M. Collyer on 3/22/10. (KD)

1:10-cv-00145-RMC Notice has been electronically mailed to:

Donald J. Enright denright@finkelsteinthompson.com

Thomas F. Connell thomas.connell@wilmerhale.com, patricia.taylor@wilmerhale.com

Michael G McLellan mmclellan@finkelsteinthompson.com

Todd Hettenbach todd.hettenbach@wilmerhale.com

Jacqueline W. Perrell jperrell@proskauer.com

Ian T. Matyiewicz ian@zlk.com

1:10-cv-00145-RMC Notice will be delivered by other means to::

Margaret A. Dale
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036

Sarah S. Gold
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036

5/19/2010

Perrell, Jacqueline

From: DCD_ECFNotice@dcd.uscourts.gov
Sent: Monday, March 22, 2010 9:02 AM
To: DCD_ECFNotice@dcd.uscourts.gov
Subject: Activity in Case 1:10-cv-00145-RMC RYAN et al v. WALTON et al Case Stayed

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
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U.S. District Court

District of Columbia

Notice of Electronic Filing

The following transaction was entered on 3/22/2010 at 9:01 AM and filed on 3/22/2010
Case Name: RYAN et al v. WALTON et al
Case Number: 1:10-cv-00145-RMC
Filer:
Document Number: No document attached

Docket Text:
Case Stayed (cdw)

1:10-cv-00145-RMC Notice has been electronically mailed to:

Donald J. Enright denright@finkelsteinthompson.com

Thomas F. Connell thomas.connell@wilmerhale.com, patricia.taylor@wilmerhale.com

Michael G McLellan mmclellan@finkelsteinthompson.com

Todd Hettenbach todd.hettenbach@wilmerhale.com

Jacqueline W. Perrell jperrell@proskauer.com

Ian T. Matyiewicz ian@zlk.com

1:10-cv-00145-RMC Notice will be delivered by other means to::

Margaret A. Dale
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036

Sarah S. Gold
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLUMBIA

JAMES RYAN, DAVID ALLEN and RONALD SHERMAN, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. WILLIAM WALTON, JOHN FIRESTONE, ANTHONY GARCIA, LAWRENCE HEBERT, LAURA VAN ROIJEN, BROOKS BROWNE, ALEX POLLOCK, MARC RACICOT, ANN BATES, EDWARD MATHIAS, ROBERT LONG, JOAN SWEENEY, ALLIED CAPITAL CORPORATION, ARES CAPITAL CORPORATION and ARCC ODYSSEY CORP. Defendants.	: : : : : : : : :	No: 1:10-CV-00145-RMC **STIPULATION AND ORDER**

IT IS HEREBY STIPULATED AND AGREED, by and between the parties, through their undersigned counsel and subject to the approval of the Court, that:

WHEREAS, Allied Capital Corporation ("Allied") and Ares Capital Corporation ("Ares") entered into an Agreement and Plan of Merger dated October 26, 2009 (the "Merger Agreement"), pursuant to which Ares will acquire Allied in a stock-for-stock transaction in which each share of Allied common stock will be exchanged for 0.325 shares of Ares common stock (the "Acquisition");

WHEREAS, on November 3, 2009, plaintiffs James M. Harris and Robert Kiesewetter filed a Class Action and Derivative Complaint in the Circuit Court of Montgomery County, Maryland against Defendants (the "*Harris* Action");

WHEREAS, on December 16, 2009, plaintiffs James Ryan and David Allen filed a Class Action and Derivative Complaint in the Circuit Court for Montgomery County against Defendants (the "*Ryan* Action");

WHEREAS, on December 16, 2009, plaintiffs Ronald Sherman, Evelyn Sherman and Sherman Enterprizes, Inc. filed a Class Action and Derivative Complaint in the Circuit Court for Montgomery County against Defendants (the "*Sherman* Action");

WHEREAS, five other similar actions were filed in the Maryland state courts, all of which were either commenced in or transferred to the Circuit Court for Montgomery County, and by Orders dated January 21, 2010 and February 2, 2010, were consolidated under a single action captioned *In re Allied Capital Corporation Shareholder Litigation*, Case No. 322639V (the "Maryland Action");

WHEREAS, by Order entered January 21, 2010, the Maryland court appointed the law firms of Brower Piven, A Professional Corporation ("Brower Piven"), and Tydings & Rosenberg LLP ("Tydings") as Interim Co-Lead Counsel in the Maryland Action ("Maryland Co-Lead Counsel");

WHEREAS, on January 25, 2010, Plaintiffs' counsel voluntarily dismissed the *Ryan* and *Sherman Actions* from the Maryland Action;

WHEREAS, immediately thereafter, Plaintiffs James Ryan, David Allen and Ronald Sherman commenced this action in this Court (the "Federal Action");

WHEREAS, on January 26, 2010, Plaintiffs filed a Motion for Preliminary Injunction and Expedited Discovery in the Federal Action;

WHEREAS, on March 9, 2010, this Court entered an Order, which granted limited expedited discovery to Plaintiffs, denied Defendants' Motions to Stay, and scheduled a preliminary injunction hearing for March 24, 2010;

WHEREAS, Maryland Co-Lead Counsel and counsel for Defendants entered into a Stipulation of Settlement dated March 17, 2010 (the "Maryland Settlement"), which was filed in the Maryland Action that same day;

WHEREAS, on March 18, 2010, a hearing on the Maryland Settlement was held before The Honorable Michael Mason in the Maryland Action, in which counsel for the plaintiffs in the Federal Action were given notice and participated;

WHEREAS, at the conclusion of the hearing on March 18, 2010, the Maryland court entered a Preliminary Approval of Class Action Settlement and Revised Scheduling Order dated March 18, 2010 (the "Preliminary Approval Order"), which preliminarily found that the proposed settlement of the Maryland Action: (i) appears to be the product of serious, informed, non-collusive negotiations; (ii) has no obvious deficiencies; (iii) does not improperly grant preferential treatment to settlement class representatives or segments of the settlement class; (iv) falls within the range of possible approval; and (v) warrants notice to settlement class members of the settlement hearing, at which hearing evidence may be presented in support of and in opposition to the Maryland Settlement;

WHEREAS, the Preliminary Approval Order contains an injunction barring class members from pursuing claims pending the hearing to finally approve the Settlement, which is scheduled for July 29, 2010, and provides for notice to be given to the Allied shareholders of the terms of the Settlement and the date of the hearing to consider final approval of the Settlement;

WHEREAS, before notice is to be sent to the Allied Shareholders of the terms of the Settlement and the date of the hearing to consider final approval of the Settlement, specific additional discovery to confirm the fairness and reasonableness of the Settlement will be conducted;

WHEREAS, on March 18, 2010, Allied filed an Emergency Motion to Stay the Federal Action based on the Preliminary Approval Order entered in the Maryland Action;

WHEREAS, in the Federal Action, on March 19, 2010, pursuant to the Court's March 9, 2010 Order, Allied produced to Plaintiffs confidential, non-public documents subject to the Discovery Stipulation, which is currently pending this Court's approval;

WHEREAS, Plaintiffs' counsel and the expert that was hired to assist Plaintiffs in the investigation of the Federal Action reviewed the discovery produced by Allied; and

WHEREAS, Plaintiffs' counsel in the Federal Action will have the opportunity to participate in the confirmatory discovery outlined above.

THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and between the parties, through their undersigned counsel, that this action, and all proceedings herein, shall be stayed in contemplation of dismissal with prejudice pursuant to Fed. R. Civ. P. 41(a)(1) once the settlement of the Maryland Action has been finally approved.

Dated: March 21, 2010

/s/ Donald Enright

Donald Enright
Michael G. McLellan
FINKELSTEIN THOMPSON LLP
The Duvall Foundry
1050 30th Street, N.W.
Washington, DC 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

-and-

/s/ Juan Monteverde
Joseph Levi, Esq.
Juan E. Monteverde, Esq.
LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York 10004
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

Attorneys for Plaintiffs

/s/ Thomas Connell
Thomas F. Connell
WILMER CUTLER PICKERING HALE
AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Charles C. Platt
WILMER CUTLER PICKERING HALE
AND DORR LLP
399 Park Avenue
New York, NY 10022
Telephone: (202) 663-6000
Facsimile: (202) 663-6363

Attorneys for Defendants Allied Capital Corporation and William L. Walton, John M. Scheurer, Joan M. Sweeney, Robert E. Long, Ann Torre Bates, Brooks H. Browne, John D. Firestone, Anthony T. Garcia, Lawrence I. Hebert, Robert E. Long, Edward J. Mathias, Alex J. Pollock, Marc F. Racicot, and Laura W. van Roijen

/s/ Jacqueline Perrell
Jacqueline Wood Perrell
PROSKAUER ROSE LLP
1001 Pennsylvania Avenue, N.W.
Suite 400 South
Washington, D.C. 20004
Telephone: (202) 416-5821
Facsimile: (202) 416-6899

Sarah S. Gold (admitted *pro hac vice*)
Margaret A. Dale (admitted *pro hac vice*)
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3000
Facsimile: (212) 969-2900

Attorneys for Defendants Ares Capital Corporation and ARCC Odyssey Corp.

SO ORDERED.

____
ROSEMARY M. COLLYER
United States District Judge

Dated: March ___, 2010

RIGRODSKY & LONG, P.A.

Attorneys at Law

www.rigrodskylong.com

Seth D. Rigrodsky
Admitted in DE, NY

Brian D. Long
Admitted in DE, PA

Timothy J. MacFall
Admitted in NY

Marc A. Rigrodsky
Admitted in CT, DC

CONFIDENTIAL SETTLEMENT COMMUNICATION
SUBJECT TO 1-4 Law of Evidence in DC 4th Edition § 408.01

February 18, 2010

VIA E-MAIL

Margaret A. Dale, Esquire
PROSKAUER ROSE LLP
1585 Broadway
New York, NY 10036

Thomas F. Connell, Esquire
Tonya T. Robinson, Esquire
WILMER CUTLER PICKERING HALE AND DORR LLP
1875 Pennsylvania Avenue, N.W.
Washington, DC 20006

Re: *Wienecke v. Allied Capital Corp., et al.*,
Case No. 2009 CA 008541 B (D.C. Super. Ct.)

Dear Counsel:

I write on behalf of plaintiff Montie L. Wienecke ("Plaintiff") in the above-captioned action ("Action") to present a settlement demand. This confidential demand is being made pursuant to 1-4 Law of Evidence in DC 4th Edition § 408.01.

The parameters of Plaintiff's settlement demand are as follows:

1. Upward adjustment of the consideration to be paid to the shareholders of defendant Allied Capital Corporation ("Allied" or the "Company"), in the proposed transaction challenged in the Action (the "Proposed Transaction") in a per share amount to be negotiated by the parties. In connection with this component, and any of the others set forth below, Plaintiff and his advisors welcome the opportunity to meet promptly with the members of Allied's Board of Directors (the "Board") and their advisors to exchange views with respect to the fairness, from a financial point of view, of the consideration currently offered to the Company's public shareholders in connection with the Proposed Transaction. Plaintiff also believes that it is critical for him and his advisors to participate in, and offer their views on, any negotiations between the Company and Prospect

Capital Corporation ("Prospect") concerning a potential acquisition of the Company.

2. Modification of Section 8.2 of the Agreement and Plan of Merger by and among defendants Ares Capital Corporation, ARCC Odyssey Corp., (collectively, "Ares"), and Allied dated as of October 26, 2009 (the "Merger Agreement") to reduce the total "Termination Fee" (whether couched as a "Termination Fee," "Special Termination Fee," liquidated damages, full compensation, or any equivalent term) and Expenses payable by the Company to an aggregate maximum of $16 million under any set of circumstances.

3. Corrective disclosures to be made in an Amended Definitive Proxy Statement that augments, clarifies, and/or corrects certain of the disclosures contained in the Definitive Proxy Statement that Allied filed with the SEC on February 12, 2010, on Form DEFM14A (the "Definitive Proxy") to address the disclosure issues filed in the Action, as identified below.

    a. Explain the amount or nature of future investment banking or other financial services that Bank of America/Merrill Lynch, Pierce, Fenner & Smith Incorporated ("BOA/Merrill Lynch") is currently providing or expects to provide to Ares. Moreover, quantify the anticipated fees and revenues to BOA/Merrill Lynch for the provision of these services;

    b. Explain the amount or nature of future investment banking or other financial services that Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") is currently providing or expects to provide to Ares. Moreover, quantify the anticipated fees and revenues to Sandler O'Neill for the provision of these services;

    c. Disclose any and all of the financial forecasts prepared by Company management and considered by the Company's financial advisors in connection with the Proposed Transaction, including but not limited to the financial forecasts for the Company out to fiscal 2012, including those used in connection with any Discounted Cash Flow ("DCF") analyses conducted for Allied as a stand-alone entity. Specifically, disclose any of the various "cases" of projections management may have prepared, including with respect to the Company going forward on a stand alone basis or with regard to a refinancing transaction;

    d. Disclose whether Ares has in any way engaged in employment negotiations with the Company's management, including the terms and length of remuneration and any incentive compensation or bonuses, during the time in which it was negotiating the terms of the Proposed Transaction;

e. Disclose the exact steps taken by the Board's advisors to solicit indications of interest from the limited number of potential partners that apparently were contacted prior to execution of the Merger Agreement. Furthermore, disclose the identities of these entities, whether they were strategic or financial buyers, and whether any particular entities were specifically excluded from this solicitation of interest;

f. Disclose why the Board or their advisors failed to obtain any sort of "collar" or "floor" for the consideration being offered in the Proposed Transaction;

g. Disclose whether the Board ever considered, let alone attempted to negotiate, a provision in the Merger Agreement that would allow for a post-signing market check to occur;

h. Disclose all material details concerning the selection and retention of financial and legal advisors by the Company, including the process that led to the retention of each such advisor and the past relationship between Allied and those advisors, as well as the nature and amount of remuneration provided by Allied for those services;

i. Disclose the reasons why Allied and Company X determined not to proceed with a possible transaction in October 2008, and whether the Company or its financial advisors ever contacted Company X as part of any market check or exploration of strategic alternatives in connection with the Proposed Transaction or otherwise;

j. Regarding the need to obtain approvals from certain third parties to effect the Proposed Transaction, disclose the nature of any discussions or agreements between the Company, on the one hand, and any third parties, on the other, including the financial terms of any such agreements, and whether any of those third parties are receiving consideration distinct from, or in addition to, the consideration being received by Allied's public shareholders in connection with the Proposed Transaction;

k. Disclose the nature or identity of any of the potential transactions being analyzed by the Board during the early part of 2009, and whether any such potential strategic partners were contacted prior to Allied agreeing to the Merger Agreement or to negotiate exclusively with Ares;

l. Disclose the identity of the directors who were members of the Board's "Investment Bank Committee," and whether any of those members had any sort of pre-existing relationship with any of the financial advisors retained or considered by Allied in connection with the Proposed Transaction or any other matter over the last three years;

m. Disclose whether any entities in addition to Ares submitted bids for the Company's asset management platform, the financial and other terms of those bids, if any, and the terms of non-binding letter of intent entered into with Ares;

n. Disclose the criteria that BOA/Merrill Lynch used in selecting peers for use in its Selected Publicly Traded Companies Analysis, and whether any potential peers were specifically excluded from that group and why. Also disclose all of the financial forecasts used by BOA/Merrill Lynch in conducting this analysis, including, but not limited to, (1) an estimate prepared by Allied's management of Allied's earnings per share ("EPS") for 2009; (2) an estimate prepared by Allied's management of Allied's EPS for 2010; and (3) estimates of Allied's EPS for 2010 published by equity research analysts. In addition, disclose all of the actual multiples derived and observed in connection with that analysis;

o. Disclose why BOA/Merrill Lynch deemed it appropriate to use only one precedent transaction for its Selected Precedent Transaction Analysis, whether any precedent transactions were specifically excluded from that analysis and the reasons therefor, and the financial forecasts prepared by management and relied upon in performing that analysis. Also, disclose the actual multiples derived and observed in connection with that analysis and the ranges of the multiples when compared to Net Asset Value or EPS as considered by BOA/Merrill Lynch, and the source of those multiples;

p. Disclose material information concerning BOA/Merrill Lynch's Relative Contribution Analysis, including dividend forecasts, net income, and net investment income for both Allied and Ares. Also, disclose critical net asset value forecasts used in those analyses;

q. Disclose critical information concerning BOA/Merrill Lynch's DCF Analysis, including how projections for dividends and liquidated proceeds were calculated and the results of those calculations, how discount rates were selected and the basis for selecting the dividend yield range of 9% to 11%;

r. Disclose the criteria that Sandler O'Neill used in selecting peers for use in its Comparable Companies Analysis, and whether any potential peers were specifically excluded from that group and why. Disclose all of the assumptions or methodologies underlying Sandler O'Neill's analysis. Also, disclose all of the actual multiples derived and observed in connection with that analysis;

s. Disclose the criteria that Sandler O'Neill used in selecting precedent transactions for use in its Analysis of Selected Merger Transaction, and whether any potential peers were specifically excluded from that group and why;

t. Disclose material information concerning Sandler O'Neill's Discounted Dividend Stream and Terminal Value Analysis, including the methodology by which Sandler O'Neill selected net asset value multiples, dividend yields, and discount rates;

u. Disclose the reasons why the Board deemed it necessary to engage a second financial advisor to render a fairness opinion in connection with the Proposed Transaction, and whether any conflicts or potential conflicts on the part of BOA/Merrill Lynch necessitated Allied's retention of Sandler O'Neill;

v. Disclose material information concerning the Equity Research Share Price Target Analysis performed by BOA/Merrill Lynch, including the identities of the analysts and the price each such analyst targeted for the Company;

w. Disclose what information (if any) the Board considered before rejecting Prospect's offer to acquire Allied on January 14, 2010 (the "Prospect Proposal"), including any financial analysis provided by Sandler O'Neill and any other advisor;

x. Disclose exactly how the Company's financial advisors assisted in the determination that the Prospect Proposal was not reasonably likely to result in a "Superior Proposal" as that term is defined in the Merger Agreement. Specifically, disclose what analyses, if any, BOA/Merrill Lynch took to ascertain the actual value of the Prospect Proposal, or in support of any of the conclusions drawn by the Board as reflected in Allied's February 3, 2010 letter to Prospect. Also, disclose whether the Company's financial advisors ever attempted to perform any sort of an analysis regarding the synergies that could be realized through a combination of Prospect and the Company, or the combined companies' ability to continue to pay dividends. Likewise, disclose what assumptions were made, and factors considered in performing any such analysis, underlying the opinion of BOA/Merrill Lynch that the Prospect Proposal was not superior;

y. Disclose what analyses, if any, the Board performed to support its apparent conclusion that the combination of Prospect and Allied would not be able to pay dividends at the current rate received by Allied shareholders. Provide all information as to whether the Board undertook a comparable analysis for the entity remaining after a combination of Allied and Ares. If neither the Board nor its advisors undertook any such analysis with respect to the combination of Allied and Ares, explain why the Board took one approach to determine the value of the Prospect Proposal, while failing to consider the same criteria in valuing the Proposed Transaction;

z. Provide all information or analyses underlying the Board's conclusion that the existing management at Prospect could not integrate or run a combined Allied Capital/Prospect following the consummation of such a transaction;

aa. Clarify the Definitive Proxy Statement's assertions regarding the apparent inability of Prospect to negotiate and finalize a definitive merger agreement to acquire Allied, as well as why Prospect and Allied could not use the agreement with Ares as the basis to quickly complete negotiations with Prospect;

bb. Disclose the nature of the due diligence that the Board undertook to determine the level of "execution risk" faced in connection with a potential transaction with Prospect;

cc. Disclose what steps the Board and its advisors took to actually determine whether Prospect would be able to maintain its current dividend; and

dd. Disclose what steps the Board and its advisors took to ascertain whether Prospect's earnings actually would continue to decline in the future following a potential acquisition of Allied.

In addition, Plaintiff reserves the right to demand additional disclosures after he reviews information provided in the context of settlement discussions, including any presentations by BOA/Merrill Lynch and/or Sandler O'Neill, and consults with his own financial and legal advisors.

The proposed settlement shall be memorialized in a Memorandum of Understanding (the "MOU") subject to customary terms, including a provision providing for reasonable additional discovery to confirm the settlement's fairness. This additional discovery shall include depositions as well as the production of additional documents, if necessary. The depositions should go forward as promptly as possible, and the parties will use their best efforts to complete confirmatory discovery within thirty days.

Assuming the material terms of a settlement are agreed to, the parties will then negotiate in good faith regarding an appropriate fee in the Action, recognizing that, in the event an agreement cannot be reached, counsel for Plaintiff will apply for a fee. As such, the Settlement will not be contingent on an agreement as to the amount of any such fee.

This demand is without prejudice to any of Plaintiff's rights, all of which are hereby expressly reserved.

If you have any questions about this proposal, please feel free to contact me at your earliest convenience.

Very truly yours,

Brian D. Long

Brian D. Long

BDL/sac

cc: Seth D. Rigrodsky, Esquire (by e-mail)
Mark Leventhal, Esquire (by e-mail)
Todd Hettenbach, Esquire (by e-mail)
Jacqueline Perrell, Esquire (by e-mail)